Form 20-F
period 2024-12-31
Xinyuan Real Estate Co., Ltd.
filed 2025-04-29
CIK 1398453

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For The Fiscal Year Ended December 31, 2024.

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 112,812,481 common shares, par value US$0.0001 per share, as of December 31, 2024.

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

☐ Yes ☐ No

ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES		135

	A.	Directors and Senior Management	135

	B.	Compensation	137

	C.	Board Practices	145

	D.	Employees	147

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

This annual report includes our audited consolidated financial statements for the years ended December 31, 2022, 2023 and 2024. Our financial statements and other financial data included in this annual report are presented in U.S. dollars. Our business and operations are primarily conducted in China through our PRC subsidiaries. The functional currency of our PRC subsidiaries is RMB. The functional currency of our U.S. subsidiaries is the U.S. dollar. The financial statements of our PRC subsidiaries are translated into U.S. dollars, using published exchange rates in China, based on (i) year-end exchange rates for assets and liabilities and (ii) average yearly exchange rates for revenue and expenses. Capital accounts are translated at historical exchange rates when the transactions occurred. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income in our shareholders’ equity. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollar or RMB, as the case may be, at any particular rate or at all.

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

Our common shares are traded on the New York Stock Exchange, or the NYSE, in the form of ADSs under the symbol “XIN.” Each ADS represents 20 common shares. The closing price of our ADSs on the NYSE as of April 25, 2025 was US$2.565 per ADS.

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

Shareholders can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “is expected to,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions or negatives of such expressions. These forward-looking statements include, among others, statements about:

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

We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. However, a number of known and unknown risks, uncertainties and other factors could affect the accuracy of these statements. Among the important factors to consider in evaluating our forward-looking statements are:

●	our ability to continue to implement our business model successfully;
●	our ability to secure adequate financing for our project developments;
●	our ability to successfully sell or complete our property projects under construction and planning;
●	our ability to enter into new geographic markets or new lines of business and expand our operations;
●	the marketing and sales ability of our third-party sales agents;

●	the performance of our third-party contractors;
●	laws, regulations and policies relating to real estate developers and the real estate industry in the markets in which we operate;
●	our ability to obtain permits and licenses to carry on our business in compliance with applicable laws and regulations;
●	our ability to satisfy our obligations under our debt securities and other indebtedness;
●	competition from other real estate developers;
●	the growth of the real estate industry in the markets in which we operate;
●	fluctuations in general economic and business conditions in the markets in which we operate; and
●	volatility of the trading price of our ADSs and risks associated with our ADSs if the trading price remains below US$1.00 or if the average global market capitalization is less than $15,000,000 for 30 consecutive trading days or more.

Shareholders should read thoroughly this annual report and the documents that we refer to herein with the understanding that our actual future results may be materially different from and/or worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. Other sections of this annual report include additional factors which could adversely impact our business and financial performance, including the risks outlined under “Item 3. Key Information — D. Risk Factors.” Moreover, we operate in an evolving environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

Shareholders should not rely upon forward-looking statements as predictions of future events. The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities laws.

PART I

ITEM 1 IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2 OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3 KEY INFORMATION

Our Holding Company Structure

Xinyuan Real Estate Co., Ltd. is not a Chinese operating company but a Cayman Islands holding company with operations primarily conducted through our PRC subsidiaries. Under this holding company structure, holders of our ADSs hold equity interests in the Cayman Islands holding company and obtaining indirect ownership interests in the Chinese operating companies.

Risks Associated with Being Based in and Having the Majority of Our Operations in China

We face various legal and operational risks and uncertainties relating to doing business in China. Our business operations are primarily conducted in China, and we are subject to complex and evolving PRC laws and regulations. For example, the PRC government has issued statements and regulatory actions relating to areas such as regulatory approvals on overseas offerings and listings conducted by, and foreign investment in, China-based issuers, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, which may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States stock exchange. These legal and operational risks and uncertainties relating to doing business in China may impact our ability to conduct certain businesses, accept foreign investments, or list and conduct offerings on a United States or other foreign exchange. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors or cause the value of such securities to significantly decline or become worthless. For a detailed description of risks relating to doing business in China, see “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China.”

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

Our current auditor, Assentsure PAC (“Assentsure”), the independent registered public accounting firm that issues the financial reports included elsewhere in this annual report on Form 20-F, is currently registered with the PCAOB. The PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Assentsure is headquartered in Singapore. Our current auditor, Assentsure PAC is not subject to the determinations announced by the PCAOB on December 16, 2021. On August 26, 2022, the PCAOB signed a Statement of Protocol Agreement (the “SOP”) with the China Securities Regulatory Commission (the “CSRC”) and China’s Ministry of Finance. The SOP, together with two protocol agreements governing inspections and investigations (together, the “SOP Agreements”), establish a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law. On December 15, 2022, the PCAOB determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB will consider the need to issue a new determination. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the delisting of our Company and the prohibition of trading in our securities if the PCAOB is unable to inspect our accounting firm at such future time. If trading in our ADSs is prohibited under the HFCA Act in the future because the PCAOB determines that it cannot inspect or fully investigate our auditor at such future time, NYSE may determine to delist our ADSs and trading in our ADSs could be prohibited. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China— The enactment of the Holding Foreign Companies Accountable Act and the adoption of any rules, legislations or other efforts to increase U.S. regulatory access to audit information could cause uncertainty and our securities listed on the NYSE could be delisted or prohibited from being traded “over-the-counter” if we are unable to meet the PCAOB requirement in time.”

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

During the two fiscal years ended December 31, 2022 and 2023, subsidiaries of the Company transferred cash in a total amount of US$6.3 million and US$5.0 million, respectively, to the Company for working capital purposes.

During the fiscal year ended December 31, 2024, subsidiaries of the Company transferred cash out a total amount of US$4.1 million to the Company for working capital purposes.

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

Project Name	Unobtained Licenses and Permits
Xinyun City Court No. 5	The construction planning verification letter
Shilipu New Village Court No. 6	The construction work permit
Shilipu New Village Court No. 7	The construction project completion and acceptance filing in relation to one building
Xinyuan City Court No. 7	The construction project completion and acceptance filing in relation to one building
Xinyuan City Court No. 9	The construction project completion and acceptance filing in relation to one building
Xingyang Xinyuanmingjia Sales Center	The construction project completion and acceptance filing
Xingyang Xinyuanmingjia Phase 5 Project	The construction project completion and acceptance filing
Xinyuanyuefu Project, Building No. 3	The pre-sale permit
Xinyuanyuefu Project, Building No. 7	The pre-sale permit
Xinyuanyuefu Project, Building No. 18	The pre-sale permit
Chengdu Xinyuan City No. 5	The construction project completion and acceptance filing

As of the date hereof, we have not received any notice of warning or been subject to penalties or other disciplinary action from any PRC authorities regarding conducting our business without requisite approvals or permits, except for the following instances where (i) a subsidiary was fined a total of RMB80,000 in January 2025 for the failure to allocate migrant worker costs into the migrant workers special account, (ii) a subsidiary was fined a total of RMB200,000 during the year of 2024 for the failure to fulfill the warranty obligation within the warranty scope and period for construction work, (iii) a subsidiary was fined a total of RMB10,000 during the year of 2024 for the failure to cover construction waste with dust-proof net materials, (iv) a subsidiary was fined a total of RMB10,000 during the year of 2024 for the failure to take effective dust and air pollution prevention measures, (v) a subsidiary was fined a total of RMB652,683.61 during the year of 2024 for carrying out construction work without a construction permit, (vi) a subsidiary was fined a total of RMB5,000 in January 2025 for carrying out real estate pre-sale and sale advertisements without displaying the pre-sale or sale license number, and (vii) a subsidiary was fined a total of RMB3,350 in January 2025 for the failure to implement government-guided prices or government-designated prices. However, we cannot assure shareholders that we will not be subject to any penalty in the future due to a lack of such approvals or permits. If (i) we or our subsidiaries, do not receive or maintain any permission or approval required of us or our subsidiaries, (ii) we or our subsidiaries inadvertently concluded that certain permissions or approvals have been acquired or are not required, or (iii) applicable laws, regulations, or interpretations thereof change, and we or our subsidiaries become subject to the requirement of additional permissions or approvals in the future, we may have to expend significant time and costs to procure them. If we are unable to do so, in a timely manner or otherwise, we may become subject to sanctions imposed by the PRC regulatory authorities, which could include fines, penalties, and proceedings against us, and other forms of sanctions, and our ability to conduct our business, invest in mainland China as foreign investments or accept foreign investments, or list on a U.S. or other overseas exchange may be restricted, our business, reputation, financial condition, and results of operations may be materially and adversely affected, and the value of our ADSs could significantly decline or become worthless. For more detailed information, see “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business —We may fail to obtain or maintain, or may experience material delays in obtaining, necessary government approvals for any major property development, which will adversely affect our business.”

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

As of December 31, 2024, we had not received any notice that we are a critical information infrastructure operator from any government authority, nor had we received any request from the CAC to undergo a cybersecurity review. As advised by our PRC counsel, ChangAn Law Offices, as of the date of this annual report, neither the Company nor any of its subsidiaries currently are subject to the cybersecurity review process with respect to the offering of our securities or the business operations of our PRC subsidiaries, as neither we nor any of our PRC subsidiaries qualifies as a critical information infrastructure operator or has conducted any data processing activities that affect or may affect national security or holds personal information of more than one million users. There remains uncertainty, however, as to how the Cybersecurity Review Measures will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures.

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

Our PRC counsel, ChangAn Law Offices, has advised us that, based on their understanding of the currently effective PRC laws and regulations, including the Overseas Offering and Listing Measures, as of the date of this annual report, we are not required to obtain any prior approval or permission from or complete filing procedures with the CSRC or CAC for our historical offshore offerings to foreign investors which have been completed, except for a private placement sale of the Company’s common shares to Central Plains Ltd. on December 27, 2023, for which, under a conservative interpretation of the applicable PRC laws and regulations, we were required to make a filing with the CSRC but we have not completed it. The PRC counsel has further advised us that the untimely filing may result in a correction order, an admonition, and a fine in the amount of RMB1,000,000 to RMB10,000,000. Based on the foregoing, we do not expect that the uncompleted filing with the CSRC with respect to the private placement transaction would per se have a material adverse impact on our business. The Company is actively consulting with its PRC counsel with respect to potential remedial measures.

However, we are required to go through filing procedures with CSRC for our future issuance or offering of securities (including shares, depository receipts, corporate bonds convertible into shares and other securities in nature of equity) to foreign investors if certain condition conditions set forth in the Overseas Offering and Listing Measures are met so that they are considered “indirect overseas offerings and listings by a PRC domestic company”. However, our PRC legal counsel has further advised us that there remains some uncertainty as to how relevant rules published by the CSRC and the CAC will be interpreted or implemented, and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form. We cannot assure shareholders that relevant PRC governmental authorities, including the CSRC and the CAC, would reach the same conclusion as our PRC legal counsel, and hence, we may face regulatory actions or other sanctions from them.

However, any future securities offerings and listings outside of mainland China by our company, including, but not limited to, follow on offerings, secondary listings and going-private transactions, will be subject to the filing requirements with the CSRC under the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises and the supporting guidelines, and we cannot assure shareholders that we will be able to comply with such filing requirements in a timely manner, or at all. If we fail to obtain the necessary approval or complete the filings and other regulatory procedures in a timely manner, we may face sanctions by the CSRC or other PRC regulatory agencies, which may include fines and penalties on our operations in mainland China, limitations on our operating privileges in China, restrictions on or prohibition of the payments or remittance of dividends by our mainland China subsidiaries, delay of or restriction on the repatriation of the proceeds from our initial public offering into mainland China, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our initial public offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our ADSs.

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

A.	[Reserved]
B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

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

We are a holding company established in the Cayman Islands; we operate most of our business and operations through our subsidiaries in China. Our ability to pay dividends to our shareholders and to service our indebtedness outside of China depends significantly upon dividends that we receive from our subsidiaries in China. To the extent our U.S., Malaysia and U.K. operations continue to grow, we may in the future also depend on dividends from our U.S., Malaysia, or U.K. subsidiaries. If our subsidiaries incur indebtedness or losses, such indebtedness or losses may impair their ability to pay dividends or other distributions to us. As a result, our ability to pay dividends and to service our indebtedness will be restricted. Regulations in China currently permit payment of dividends only out of accumulated after-tax profits upon satisfaction of relevant statutory conditions and procedures, if any, determined in accordance with Chinese accounting standards and regulations. Each of our PRC subsidiaries, including wholly foreign-owned enterprises and domestic companies, is required to set aside at least 10.0% of its after-tax profits each year, if any, to fund certain reserve funds until the cumulative amount of such reserves reaches 50.0% of its respective registered capital and, with the approval of a shareholder meeting or general shareholder meeting, a PRC subsidiary may set aside a certain amount of after-tax profits to its discretionary general reserves. As of December 31, 2024, our statutory reserves amounted to US$180.2 million. Our statutory reserves are not distributable as cash dividends. Dividends paid by the PRC subsidiaries may also be subject to PRC withholding tax. In addition, restrictive covenants in bank credit facilities, bonds, other long-term debt agreements, joint venture agreements or other agreements that we or our subsidiaries currently have or may enter into in the future may also restrict the ability of our subsidiaries to pay dividends or make other distributions to us and our ability to receive distributions. Therefore, these restrictions on the availability and usage of our major source of funding may impact our ability to pay dividends to our shareholders and to service our indebtedness.

Our business and prospects are heavily dependent on and may be adversely affected by the performance of the PRC property markets, particularly in Zhengzhou.

Our business and prospects depend on the performance of the PRC property market. As of December 31, 2024, we had a total of 104 property projects covering 20 cities in China at various stages of development. We intend to continue to enhance our presence in targeted high-growth cities in China. These property markets may be affected by local, regional, national and global factors, including economic and financial conditions, speculative activities in local markets, demand for and supply of properties, investor confidence, availability of alternative investment choices for property buyers, inflation, government policies, interest rates and availability of capital. Any market downturn in China generally or in cities in which we have or expect to have operations may materially and adversely affect our business, financial condition, and results of operations. Moreover, any oversupply of properties or potential decline in demand for or prices of properties in these cities could also have a material adverse impact on us. In particular, the PRC property market is affected by the recent slowdown of China’s economic growth. There have been increasing concerns over the sustainability of the real estate market growth in China. Any slowdown in the PRC’s economic development could lead to tighter credit markets, increased market volatility, sudden drops in business and consumer confidence and dramatic changes in business and consumer behaviors. In response to their perceived uncertainty in economic conditions, consumers might delay, reduce or cancel purchases of homes, and our homebuyers may also defer, reduce or cancel purchases of our units. We have experienced volatilities in demand from time to time in the recent years due to the strict mortgage policy and other measures taken by the PRC government to slow down the rapid increase in housing prices. To the extent any fluctuations in the Chinese economy significantly affect homebuyers’ demand for our units or change their spending habits, our results of operations may be materially and adversely affected. The PRC’s economy also faces challenges in the short to medium term. Continued turbulence in the international markets and prolonged declines in consumer spending, including home purchases, as well as any slowdown of economic growth in China, may adversely affect our liquidity and financial condition.

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

While the PRC government has adopted or adjusted the measures mentioned above and may adopt or adjust other measures in the future seeking to support the healthy development of the residential real estate market in China, the government policies significantly impacted the residential real estate market in the past few years. For example, a few real estate developers, such as China Evergrande Group, Kaisa Group Holdings Ltd., Yango Group Co. and us, have experienced decreasing transaction volumes in the Chinese residential real estate market, closing of certain financing opportunities and significant challenges and pressure on short-term liquidity in 2021. The crisis has also led to notable bankruptcies, with China’s largest developer, Country Garden, causing investor concerns about potential loan defaults. China Evergrande filed for U.S. bankruptcy in August 2023 while restructuring its debt, having defaulted on a massive US$300 billion debt in 2021; it was ordered to liquidate by Hong Kong High Court in January 2024. In May 2024, Zhenro Properties Group failed to repay a US$200 million offshore bond, triggering cross−defaults on US$6.2 billion in debt. In August 2024, Sinic Holdings was liquidated by a Hong Kong court after failing to restructure US$2.3 billion in liabilities. In March 2025, Sunac China completed a debt-equity swap covering US$9 billion in obligations, diluting existing shareholders by 35%. CIFI Holdings suspended trading in Hong Kong since January 2025 pending “material debt restructuring negotiations.” We cannot assure shareholders that the PRC government will not adopt additional and more stringent industry policies, regulations and measures in the future, nor can we assure shareholders when or whether the existing policies and regulations will be eased or reversed, or otherwise enhanced to some extent in their implementations. If the policies remain unchanged or become more restrictive, they may continue affecting the growth rate of the Chinese residential real estate market, some of which may cause a decline in transaction volumes and average selling prices, prevent developers from raising the capital they need, increase developers’ costs to start new projects and increase the burdens on developers to secure financing on favorable terms or at all. In addition, the slowdown of China’s economic growth as well as the housing market may result in the banks and other financial institutions becoming more cautious in their lending activities, and therefore adversely impact our ability to secure financing. As a result, our business and results of operations may be materially and adversely affected.

In the United States, we currently have three development projects in the Brooklyn, Manhattan and Queens boroughs of New York City. Pre-sale proceeds (i.e., deposits and other sales proceeds received before the conveyance of title to the buyer) cannot be used to finance project construction under local laws and regulations applicable to the New York projects, so we are financing their development through internal funds and bank loans, causing us to utilize more of our own funds to undertake larger construction debt obligations and to bear higher borrowing costs. In January 2024, two of our subsidiaries in the United States filed voluntary petitions for relief under chapter 11 of title 11 of the United States Code. On December 6, 2024, Hudson 888 Debtors completed a transaction to pay off the remaining secured claims in the Hudson 888 Debtors’ chapter 11 cases for approximately US$48 million. This transaction represents the successful culmination of the Hudson 888 Debtors’ reorganization around the retail portion of The Bloom on Forty Fifth Condominium. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

As of December 31, 2024, our contractual obligations amounted to US$3,373.1 million, primarily arising from contracted construction costs or other capital commitments for future property developments, operating lease obligations and debt obligations. Of this amount, US$2,475.8 million was due within one year.

There can be no assurance that our internally generated cash flow and external financing will be sufficient for us to meet our contractual and financing obligations in a timely manner. Due to the current measures imposed by the PRC government (as well as other measures that may be imposed in the future) which limit our access to additional capital, as well as restrictions imposed on our conduct under existing debt arrangements, we cannot assure shareholders that we will be able to obtain sufficient funding to finance intended purchases of land and land use rights, develop future projects or meet other capital needs as and when required at a commercially reasonable cost or at all. Our failure to obtain adequate financing in a timely manner and on reasonable terms could severely adversely restrict our ability to complete existing projects, expand our business or repay our obligations and affect our cash flow, liquidity, financial performance and condition.

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

As of December 31, 2024, our short-term bank loans and other debt, and current portion of long-term bank loans and other debt amounted to US$1,145.0 million. We did not make payments in full for the June 2022 Senior Secured Notes (as defined below) at maturity on June 29, 2022. The total amount due and payable, including principal and interests, was RMB545.3 million. The default also triggered cross-default of other senior notes issued by us. On August 18, 2023, eligible holders of the defaulted senior notes in the aggregate principal amount of US$307.36 million exchanged their notes and the Company delivered the September 2027 Senior Secured Notes in the aggregate principal amount of US$331.3 million due on September 30, 2027 and US$1.54 million in cash consideration in full satisfaction of the exchange consideration to those eligible holders. The carrying amount of senior notes still in default was US$391.9 million as of December 31, 2024. We also breached certain covenants relating to bank and other borrowings of US$409.9 million as of December 31, 2024. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Debt Securities—Senior Secured Notes.”

We are currently exploring a variety of measures to maintain and improve our liquidity and financial position. We have been proactively making effort to resolve debts both from domestic and foreign institutions since June 2022 and have engaged Alvarez & Marsal Corporate Finance Limited to advise on certain debt matters. We have reached or agreed into resolution or settlement with institutions through various approaches. As of December 31, 2023, we had accumulatively completed debt restructurings amounting to US$880.6 million, including the rollover of the onshore corporate bonds issued by Xinyuan China, and an exchange offer of the senior secured notes issued by the Company completed in August 2023. In 2024, while no additional large-scale restructurings have been finalized to date, we remain engaged in constructive discussions with relevant creditors to explore further liability management solutions.

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

Additionally, we have been named in multiple bankruptcy-related proceedings, which may materially impact our financial position and operational flexibility. For additional information, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

Our auditor has issued a “going concern” audit opinion, and our ability to continue as a going concern is dependent on our ability to significantly improve our liquidity position.

We experienced net losses of US$258.7 million and US$46.0 million in 2022 and 2024, respectively, and net income of US$30.5 million in 2023. We may continue to incur losses in the future. There is material uncertainty associated with our ability to continue as a going concern. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

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

Changes in U.S. trade policies and international relations with respect to China.

The U.S. government has recently implemented measures that could lead to shifts in both U.S. and international trade policies. These measures include multiple rounds of tariffs and export control restrictions on certain Chinese products, as well as increased scrutiny on companies with significant operations in China. Additionally, there is a potential for legislation to be introduced that could ultimately restrict or prohibit U.S. investments in certain China-based companies. These actions are part of ongoing changes to U.S. trade policies that have created significant uncertainty about the future relationship between the U.S. and China, as well as other nations.

The impact of new tariffs, export controls and other regulatory changes on our industry remains uncertain. If such measures are implemented or existing trade agreements are renegotiated, particularly in response to the rising tensions between the U.S. and China, our business may be negatively impacted, potentially leading to adverse consequences for our financial condition and operational results.

We may be unable to acquire desired development sites at commercially reasonable costs.

Our revenue depends on the completion and sale of our projects, which in turn depends on our ability to acquire development sites. Our land costs are a major component of our cost of real estate sales and increases in such costs could diminish our gross margin. In China, the PRC government controls the supply of land and regulates land sales and transfers in the secondary market. As a result, the policies of the PRC government, including those related to land supply and urban planning, affect our ability to acquire, and our costs of acquiring, land use rights for our projects. In recent years, the PRC government has introduced various measures attempting to moderate investment in the property market in China. Although we believe that these measures are generally targeted at the luxury property market and speculative purchases of land and properties, we cannot assure shareholders that the PRC government will not introduce other measures in the future that would adversely affect our ability to obtain land for development. We currently acquire our development sites primarily by bidding for government land, supplemented in some instances by direct negotiations with local governments prior to land auctions or by acquisition of local developers or by investment in an entity that holds land use rights or by cooperating with our business partners through joint ventures and associated companies. Under current regulations, land use rights acquired from government authorities for commercial and residential development purposes must be purchased through a public tender, auction or listing-for-sale. Competition in these bidding processes has resulted in higher land use rights costs for us over the past few years, and we may not successfully obtain desired development sites due to the increasingly intense competition in the bidding processes. Moreover, the supply of potential development sites in any given city will diminish over time, and we may find it increasingly difficult to identify and acquire attractive development sites at commercially reasonable costs in the future.

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

We depend on cash flows from pre-sale of properties as an important source of funding for our property development projects. Under current PRC laws and regulations, property developers must fulfill certain conditions before they can commence pre-sale of the relevant properties and may only use pre-sale proceeds to finance the construction of the specific developments. In addition, a number of provinces and cities in which we are operating business, such as Tianjin, Sichuan, Zhejiang and Qingdao, have established local rules and conditions for the pre-sale permits application, especially for the custody of pre-sale funds. Such local regulatory measures have not materially affected or restricted our operation or our use of pre-sale funds yet. However, we cannot assure shareholders that the PRC national government or the local governmental authorities will not implement further restrictions on the pre-sale of properties, which may affect our cash flow position and force us to seek alternative sources of funding for much of our property development business.

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

We pre-sell properties before actual completion and, in accordance with PRC industry practice, our customers’ mortgage banks require us to guarantee our customers’ mortgage loans. Typically, we provide guarantees to PRC banks with respect to loans procured by the purchasers of our properties for the total mortgage loan amount until the completion of the registration of the mortgage with the relevant mortgage registration authorities, which generally occurs within six to 12 months after the purchasers take possession of the relevant properties. In line with what we believe to be industry practice, we rely on the credit evaluation conducted by mortgagee banks and do not conduct our own independent credit checks on our customers. The mortgagee banks typically require us to maintain, as restricted cash, up to 10% of the mortgage proceeds paid to us as security for our obligations under such guarantees. If a purchaser defaults on its payment obligations during the term of our guarantee, the mortgagee bank may deduct the delinquent mortgage payment from the security deposit. If the delinquent mortgage payments exceed the security deposit, the banks may require us to pay the excess amount. If multiple purchasers’ default on their payment obligations, we will be required to make significant payments to the banks to satisfy our guarantee obligations. Factors such as a significant decrease in housing prices, increase in interest rates or the occurrence of natural catastrophes, among others, could result in a purchaser defaulting on its mortgage payment obligations. If we are unable to resell the properties underlying defaulted mortgages on a timely basis or at prices higher than the amounts of our guarantees and related expenses, we will suffer financial losses. We paid US$4,068,840, US$2,286,938 and US$603,930 to satisfy guarantee obligations related to customer defaults in 2022, 2023 and 2024, respectively.

As of December 31, 2023 and 2024, our outstanding guarantees in respect of our customers’ mortgage loans amounted to US$1,926.4 million and US$1,708.9 million, respectively. If substantial defaults by our customers occur and we are called upon to honor our guarantees, our financial condition, cash flow and results of operations will be materially adversely affected.

Our level of indebtedness could have an adverse effect on our financial condition, diminish our ability to raise additional capital to fund our operations and limit our ability to explore business opportunities.

As of December 31, 2024, the outstanding balance of our total indebtedness amounted to US$1,804.7 million. Our level of indebtedness could have an adverse effect on us. For example, it could:

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

The rates of interest payable on our PRC long-term bank loans are adjustable based on the range of 92.63% to 189.47% of the PBOC benchmark rate, which fluctuates from time to time. As of December 31, 2024, the principal amount of our aggregate outstanding variable rate debt was US$665.7 million. A hypothetical 1% increase in annual interest rates would increase our interest expenses by US$6.7 million based on our debt level on December 31, 2024. In connection with our U.S. projects and U.K. projects, we enter into U.S. dollar and British pound denominated loans, which will subject us to additional interest rate fluctuation risks, including fluctuations of the Secured Overnight Financing Rate, or SOFR. For a further discussion of interest rate sensitivity, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Risk.”

We are subject to potential environmental liability.

We are subject to a variety of laws and regulations concerning the protection of health and the environment. The particular environmental laws and regulations that apply to any given development site vary significantly according to the site’s location and environmental condition, the present and former uses of the site and the nature of the adjoining properties. Environmental laws and conditions may result in delays, may cause us to incur substantial compliance and other costs and can prohibit or severely restrict project development activity in environmentally-sensitive regions or areas. Although the environmental investigations conducted by local PRC environmental authorities have not revealed any environmental liability related to our China projects that we believe would have a material adverse effect on our business, financial condition or results of operations to date, it is possible that these investigations did not reveal all environmental liabilities and that there are material environmental liabilities of which we are unaware. We cannot assure shareholders that future environmental investigations will not reveal material environmental liability. Also, we cannot assure shareholders that the PRC, United States, Malaysian or U.K. governments will not change the existing laws and regulations or impose additional or stricter laws or regulations, the compliance of which may cause us to incur significant capital expenditure. See “Item 4. Information on the Company—B. Business Overview—Environmental Matters.”

Our business expansion and business diversification require proper allocation of our management resources and qualified employees.

In recent years, we expanded our operations into the U.S., Malaysia and the U.K. while also expanding our operations in China. Such expansions, with more diversified business focuses in terms of market regions and types of business, demand proper allocation of our management resources. In addition, our Malaysia acquisition which involves land reclamation activities, our acquisitions of Beijing Ruizhuo Xitou Development Co., Ltd., or “Xitou,” Beijing Ruizhuo Xichuang Technology Development Co., Ltd., or “Xichuang,” and Beijing I-Journey Science and Technology Development Co., Ltd., or “I-Journey,” which extends the Group’s business to providing real estate and property management related technology services, in which we have no prior experience and which presents risks we have not previously encountered or dealt with, may require additional skill sets on the part of our management. If our management fails to satisfy these increased demands, we may not be able to carry out our business expansion and project development successfully. In addition, if we are unable to recruit or retain a sufficient number of qualified employees for the continuation and expansion of our business, our business and prospects may be adversely affected.

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

As of December 31, 2024, we had approximately 86,951, 116,288, 12,187, 18,936 and 3,904 square meters of retail investment properties in Zhengzhou, Xi’an, Changsha, Chengdu and Kunshan, in China, and approximately 28,090 square feet of retail investment properties in New York, respectively. As of December 31, 2024, we also had four projects under construction at which we plan to develop commercial property for lease with a planned GFA of approximately 203,270 square meters. We anticipate that we may prudently and gradually increase our retail and commercial investment properties as appropriate opportunities arise in the future. Any form of real estate investment is difficult to liquidate and, as a result, our ability to sell our properties in response to changing economic, financial and investment conditions is limited. In addition, we may also need to incur operating and capital expenditures to manage and maintain our properties, or to correct defects or make improvements to these properties before selling them. We cannot assure shareholders that we can obtain financing at a reasonable cost for such expenditures, or at all.

Furthermore, aging of retail and commercial investment properties or properties held for sale, changes in economic and financial conditions or changes in the competitive landscape in the PRC or U.S. property markets, may adversely affect the amounts of rentals and revenue we generate from, as well as the fair value of, these properties. However, our ability to convert any of these properties to alternative uses is limited as such conversion requires extensive governmental approvals in the PRC or may require zoning or other approvals in the United States and involves substantial capital expenditures for the purpose of renovation, reconfiguration and refurbishment. We cannot assure shareholders that such approvals and financings can be obtained when needed. These and other factors that impact our ability to respond to adverse changes in the performance of our retail and commercial investment properties, as well as properties held for sale, may adversely affect our business, financial condition, cash flow and results of operations.

We may be adversely affected by material issues that affect our relationships or business ventures with our joint venture and associated company partners.

We have partnered with a number of business partners and established joint ventures with third parties and may continue to do so in the future. The performance of such business ventures has affected, and will continue to affect, our results of operations and financial position. We and our business venture partners provided capital to our jointly established project companies in proportion to our shareholding percentages in order to fund such project companies’ land acquisition efforts and working capital requirements. Once these project companies commence pre-sale and generate cash flow, they will repay such capital to us on demand. Therefore, the timing of such business ventures’ capital requirements, the financial performance of these business ventures and their ability to repay may materially and adversely affect our results of operations. With respect to our subsidiaries with minority interest holders, our consolidated financial results may be directly impacted and the profit attributable to our Group may be diluted. With respect to joint ventures and associates, we generally expect to incur share of loss in such joint ventures or associates until their respective development of property projects completes and starts to contribute revenue. As of December 31, 2022, 2023 and 2024, we had a total of 14, 14 and 15 joint ventures, respectively.

We may engage in joint ventures, which could result in unforeseen expenses or disruptive effects on our business.

From time to time, we have engaged and may consider engaging in joint ventures with other businesses to develop a property. Any joint venture that we determine to pursue will be accompanied by a number of risks. We may not be in a position to exercise sole decision-making authority regarding the joint ventures. We may not be able to control the quality of products produced by the joint venture. Depending on the terms of the joint venture agreement, we may require the consent of our joint venture partners for the joint venture to take certain actions, such as making distributions to the partners. A joint venture partner may encounter financial difficulties and become unable to meet obligations with regard to funding of the joint venture. In addition, our joint venture partners and the joint ventures themselves may hold different views or have different interests from ours, and therefore may compete in the same market with us, in which case our interest and future development may be materially adversely affected. Further, since we may not have full control over the business and operations of our joint ventures and associated companies, we cannot assure that they will be in strict compliance with all applicable PRC laws and regulations. We cannot assure shareholders that we will not encounter problems with respect to our joint ventures and associated companies or our joint ventures and associated companies will not violate PRC laws and regulations, which may have an adverse effect on our business, results of operation and financial condition.

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

The M&A Rules require an overseas special purpose vehicle, or “SPV,” formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC persons or entities to obtain the approval of the China Securities Regulatory Commission, or the “CSRC,” prior to the listing and trading of such SPV’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and any follow-on offering of securities that we may conduct in the future may be subject to approval of the CSRC. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and any failure to obtain or delay in obtaining the CSRC approval for such future offering would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China and other forms of sanctions that may materially and adversely affect our business, financial condition and results of operations.

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

We cannot assure shareholders that circumstances leading to significant delays in our own land premium payments or development schedules or forfeiture of land will not arise in the future. If we pay a substantial penalty, we may not be able to meet pre-set investment targeted returns for a given project and our financial conditions could be adversely affected. If any of our land is forfeited, we will not only lose the opportunity to develop the property projects on such land, but may also lose a significant portion of the investment in such land, including land premium deposits and the development costs incurred.

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

We obtained completion acceptance certificates for all of our completed properties as of December 31, 2024. However, we cannot be certain that local government authorities will not determine that the total constructed GFA upon completion of our existing projects under development or any future property developments exceed the relevant authorized GFA. Any such non-compliance could lead to additional payments or penalty, which would adversely affect our financial condition. We have not incurred material amounts of any such payments or penalties since the founding of our company.

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

We are statutorily required to assist our customers in their application process for property ownership certificates within 90 days after delivery of property, or such other period contracted with our customers, including in the way of submitting required materials to the real estate administration of the place where the house is located within 60 days from the day of delivery, passing various governmental clearances, formalities and procedures. If we fail to submit the required materials for property right registration within such period, we may be given a disciplinary warning and be ordered to take remedial measures within specified time limit, or be fined not less than RMB20,000 but not more than RMB30,000. Under our typical sales contract, we are liable for any delay in the submission of the required documents as a result of our failure to meet such requirements, and are required to compensate our customers for delays. In the case of delays of submission of required documents, we are required under contracts with our customers to pay compensation to our customers and our reputation and results of operations may be adversely affected.

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

Under the Implementation Rules for the EIT Law, a PRC income tax rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC. Similarly, any gain realized on the transfer of ADSs by such investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC. For non-PRC individual investors, under the PRC Individual Income Tax Law, if we are deemed as a PRC “resident enterprise,” there could be a PRC income tax at a rate of 20% for such dividends or gains, if such income is considered as having been derived from within China. It is unclear whether dividends we pay with respect to our ADSs, or the gain shareholders may realize from the transfer of our ADSs, would be treated as income derived from sources within the PRC and be subject to PRC tax. If we are required under the Implementation Rules for the EIT Law to withhold PRC income tax on dividends payable to our non-PRC investors that are “non-resident enterprises,” or non-PRC individuals, or if a shareholder is required to pay PRC income tax on the transfer of our ADSs, the value of such shareholder’s investment in our ADSs may be materially and adversely affected.

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

In the PRC, the registration and protection of a company’s corporate name is regional and limited to its related industry. Although we have registered our corporate name “Xinyuan” in certain provinces where we operate, we cannot prevent others from registering the same corporate name in other provinces or in other industries. If another company is the first to register “Xinyuan” as its corporate name in a province other than Beijing, Tianjin, Henan Province, Shandong Province, Jiangsu Province, Anhui Province, Sichuan Province, Hunan Province, and Shaanxi Province or in another industry, we will have to adopt another corporate name if we plan to enter that market or industry. Moreover, the use of “Xinyuan” by another company may lead to confusion in the marketplace and reduce the value of our brand name.

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

The United States Foreign Corrupt Practices Act, or “FCPA,” generally prohibits companies and their intermediaries from making improper payments to public officials for the purpose of obtaining or retaining business. Our internal policies mandate compliance with these anti-corruption laws. We operate and retain employees in China, the United States, Malaysia and the U.K., and we rely on our management structure, regulatory and legal resources and effective operation of our compliance program to direct, manage and monitor the activities of our employees. Despite our training, oversight and compliance programs, we cannot assure shareholders that our internal control policies and procedures always will protect us from deliberate, reckless or inadvertent acts of our employees or agents that contravene our compliance policies or violate applicable laws. Our continued expansion in China and the United States could increase the risk of such violations in the future. Expansion into other countries could expose us to additional anti-bribery or anticorruption laws, and we could face additional risks if expand our operations into countries where the compliance culture is less robust. Violations of the FCPA, or allegations of such violations, could disrupt our business and result in a material adverse effect on our results of operations or financial condition.

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

Since 2016, the local governments of several cities in the PRC have implemented a series of measures designed to stabilize the growth of the property market on a more sustainable level. These tightening measures have affected some of the cities where we operate, including Zhengzhou, Suzhou, Chengdu, Jinan, Tianjin, Beijing, Xi’an and Changsha. Since 2017, certain local governments in the PRC further implemented measures to control the increase of property sale prices and stabilize the real estate market. For example, in March 2017, the municipal city of Tianjin requested non-local residents to provide social insurance certificates and individual income tax contribution certificates issued by Tianjin’s competent authorities before such non-local residents were permitted to purchase a residential property. In April 2018, Hainan province adopted measures to limit each local resident from purchasing more than one residential property. In September 2020, the city of Chengdu adopted a five-year limit for residents to transfer or sell newly purchased residential property. These measures regulate various aspects of the property market, including: (i) land acquisition financing, (ii) pre-sale management, (iii) sale price restriction (for example, Suzhou requires developers to file sale prices at the price filing systems of relevant authorities), (iv) purchaser qualification and (v) purchaser financing. These local measures may also cause adverse and material impacts on our business operations and financial results. Since 2024, many tightening measures in the above-mentioned cities have been abolished or relaxed to a certain extent. For example, in April 2024, Tianjin issued a policy providing that residents of Beijing and Hebei, and those employed in Beijing and Hebei, should be entitled to enjoy the same housing purchase policies as local residents in Tianjin. In January 2024, several cities in Hainan Province also started to relax certain aspects of the previous restrictions in those cities. For instance, in Haikou, families with multiple children are permitted to purchase an additional residential property compared to the number permitted under the previous policies. In April 2024, Chengdu completely abolished its existing restrictions on residential property purchases. In October 2024, Shanghai reduced social insurance/tax payment requirements for non-local singles to one year to qualify for purchasing one home in non-core districts. In December 2024, Shenzhen removed price ceilings on luxury homes and shortened the holding period for resale tax exemptions from 5 to 2 years. Hangzhou narrowed new-home restrictions to 4 central districts in October 2023, and lifted all resale property purchase limits in March 2024.

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

We cannot predict how long these policies will continue or what other action, if any, the banks in cities in which we operate may take. In addition, since 2013, PRC banks have tightened the conditions on which mortgage loans are extended to homebuyers by comparing the anticipated monthly repayment of the mortgage loan with the individual borrower’s monthly income and other measures. Therefore, mortgage loans for home buyers have been subject to longer processing periods or even denied by the banks. We monitor our homebuyers’ outstanding mortgage loans on an ongoing basis via our management reporting procedures and have taken the position that contracts with underlying mortgage loans with processing periods exceeding one year cannot be recognized as revenue on an over time basis. As a result, we reversed contracted sales of the amounts related to apartments for which mortgage loans with processing periods exceeding one year when recognizing revenue on an over time basis.

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

Our results of operations, financial condition and prospects are influenced by social, economic, political and legal developments in China. China’s economy differs from the economies of most developed countries in many respects, including with respect to the framework and style of government supervision, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. The PRC government also exercises significant control over China’s economic growth through strategically allocating resources, controlling the payment of foreign currency denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy but may have a negative effect on us. The growth rate of the Chinese economy has gradually slowed since 2010, and the impact of COVID-19 on the Chinese economy in 2020, 2021 and 2022 was severe. Any prolonged slowdown in the Chinese economy may reduce the demand for our property and materially and adversely affect our business and results of operations.

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

We may transfer funds to the operating entities or finance the operating entities by means of shareholders’ loans or capital contributions. Any loans to the operating entities, which are foreign-invested enterprises, cannot exceed a statutory limit, and shall be filed with SAFE, or its local counterparts. Furthermore, any capital contributions we make to the operating entities shall be registered with the PRC State Administration for Market Regulation or its local counterparts and filed with MOFCOM or its local counterparts.

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

We believe that all of our shareholders who were PRC citizens or residents at the time of our initial public offering completed their required registrations with the SAFE in accordance with Circular 75 before the promulgation of SAFE Circular 37 prior to, and immediately after, the completion of our initial public offering. However, as there is uncertainty concerning the reconciliation of these notices with other approval or registration requirements and their interpretation and implementation has been constantly evolving, it remains unclear how these regulations, and any future legislation concerning offshore or cross-border investments and transactions, will be interpreted, amended and implemented by the relevant government authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. In addition, as a publicly traded company in the United States, we may not at all times know of the identities of all of our beneficial owners, who are PRC citizens or residents, and we may have little control over either our present or prospective direct or indirect PRC resident beneficial owners or the outcome of such registration procedures. We cannot assure shareholders that we have complied or will be able to comply with all applicable foreign exchange and outbound investment related regulations. The failure or inability of these PRC resident beneficial owners to comply with applicable SAFE registration requirements may subject us to the sanctions described above, including sanctions which may impede our ability to contribute the additional capital from our proceeds of any future offerings to our PRC subsidiaries, and our PRC subsidiaries’ ability to pay dividends or distribute profits to us. Furthermore, if we decide to acquire a PRC domestic company, we cannot assure shareholders that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

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

In addition, PRC laws, regulations or rules governing our industry have been evolving rapidly. We cannot assure shareholders that we will not be subject to fines or penalties arising from non-compliance incidents if we fail to adapt to the new regulatory regime in a timely manner, or at all, which may have a material adverse effect on our business, financial condition and results of operation.

Certain portions of our property development projects and investment properties are designated as civil air defense properties and transfer of the right to use such area is subject to restrictions and uncertainties.

Certain portions of our property development projects and investment properties are designated as civil air defense properties. According to the PRC laws and regulations, new buildings constructed in cities should contain basement areas that can be used for civil air defense purposes in times of war. Under the Civil Air Defense Law of the PRC promulgated by the SCNPC on October 29, 1996, as amended on August 27, 2009 and Management Measures for Peacetime Development and Usage of Civil Air Defense Properties promulgated by the House Civil Air Defense Office in November 2001, after obtaining the approval from the civil air defense supervising authority, a developer can manage and use such areas designated as civil air defense properties at other time and generate profits from such use. We have entered into contracts to transfer the right to use civil air defense properties in some of our property development projects to our customers as car parks and we intend to continue such transfer. However, in times of war, such areas may be used by the government at no cost. In the event of war and if the civil air defense area of our projects is used by the public, we may not be able to use such area as car parks, and such area will no longer be a source of our revenue. In addition, while our business operations have complied with the laws and regulations on civil air defense property in all material aspects, we cannot assure shareholders that such laws and regulations will not be amended in the future which may make it more burdensome for us to comply with and increase our compliance cost. The civil air defense areas of our projects are primarily used or to be used for car parks, representing an insignificant portion of our property portfolio.

We may be subject to fines due to the lack of registration of our leases.

Pursuant to relevant PRC regulations, parties to a lease agreement are required to file the lease agreements for registration and obtain property leasing filing certificates for their leases. We have leased certain properties from independent third-party landlords mainly for our office premises. However, we failed to register some lease agreements under which we are the tenant. The failure to register the lease agreements does not affect the validity of the lease agreements under the relevant PRC laws and regulations, or our rights or entitlements to lease out the investment properties to tenants. However, we may be required by relevant government authorities to file the lease agreements to complete the registration formalities and may be subject to a fine for non-registration within the prescribed time limit, which may range from RMB1,000 to RMB10,000 per lease agreement. The imposition of the above fines could require us to make additional efforts and/or incur additional expenses, any of which could materially and adversely impact our business, financial condition and results of operations. The registration of these lease agreements to which we are a party requires additional steps to be taken by the respective other parties to the lease agreement which are beyond our control. We cannot assure shareholders that the other parties to our lease agreements will be cooperative and that we can complete the registration of these lease agreements and any other lease agreements that we may enter into in the future.

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

We could be adversely affected by political tensions between the United States and China.

Political tensions between the United States and China have escalated in recent years due to, among other things:

●	the trade war between the two countries since 2018, including expanded tariffs and export controls on Chinese products;
●	the COVID-19 pandemic;

●	the PRC National People’s Congress’ passage of Hong Kong national security legislation;
●	the imposition of U.S. sanctions on certain Chinese officials from China’s central government and the Hong Kong Special Administrative Region by the U.S. government, and the imposition of sanctions on certain individuals from the U.S. by the Chinese government;
●	various executive orders issued by the U.S. government, which include, among others,
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

o

the executive order issued in February 2025, as supplemented and amended from time to time, that imposes an additional 10% tariff on Chinese imports, which led to China imposing counter-tariffs on a variety of U.S. products;

o

the executive order issued in March 2025, as supplemented and amended from time to time, that increases tariffs on Chinese imports to 20%, which led to China imposing additional counter-tariffs on U.S. products; and

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

The U.S. government has recently implemented measures targeting China, including the imposition of tariffs and export controls, which may lead to shifts in trade policies. These actions, along with potential legislation restricting U.S. investments in certain China-based companies, create significant uncertainty regarding U.S.-China relations and broader trade dynamics. The impact of new tariffs, regulations or changes to trade agreements on our industry and business remains uncertain and such measures could negatively affect our financial condition and operations.

Furthermore, the U.S. government has imposed measures limiting or restricting China-based companies from accessing U.S. capital markets and delisting certain China-based companies from U.S. national securities exchanges. In January 2021, after reversing its own delisting decision, the NYSE ultimately resolved to delist China Mobile, China Unicom and China Telecom in compliance with the executive order issued in November 2020, after receiving additional guidance from the U.S. Department of Treasury and its Office of Foreign Assets Control. In addition, the NYSE announced in February 2021 that it has determined to commence proceedings to delist CNOOC Limited in light of the same executive order. These delistings have introduced greater confusion and uncertainty about the status and prospects of Chinese companies listed on the U.S. stock exchanges. If any further measures were to be implemented, the resulting legislation may have a material and adverse impact on the stock performance of China-based issuers listed in the United States such as us, and we cannot assure shareholders that we will always be able to maintain the listing of our ADSs on a national stock exchange in the U.S., such as the NYSE or the NASDAQ, or that shareholders will always be allowed to trade our ADSs.

Potential impact of changes to CFIUS regulations.

On February 21, 2025, the Trump Administration released the America First Investment Policy National Security Presidential Memorandum (“NSPM”) introducing potential changes to the Committee on Foreign Investment in the United States (“CFIUS”) regulations, which could significantly impact foreign investment activities. The NSPM aims to further restrict Chinese investments in sensitive U.S. technologies, including artificial intelligence. Additionally, the NSPM seeks to strengthen CFIUS’s authority over foreign investments, including “greenfield” investments, which are currently exempt from certain CFIUS restrictions. The NSPM’s proposals include additional scrutiny of U.S. investments in China’s military-industrial sector and potential new restrictions on outbound U.S. investments in China, particularly in sectors related to national security. These changes could affect the abilities of U.S. businesses to engage in cross-border investments or transactions involving China. Further, such changes could result in delays, increased compliance requirements or restrictions on transactions involving China, which may have an adverse effect on our operations, investment opportunities and business strategy.

Our business was materially adversely affected by the COVID-19 pandemic globally and in China during the year ended December 31, 2022.

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

The Chinese economy has been recovering steadily from the impact of COVID-19 since the second half of 2020; however, during 2022, there were a considerable amount of new COVID-19 cases, including primarily the COVID-19 Omicron variant cases, in various cities in China. The Chinese local authorities had reinstated certain measures to keep COVID-19 in check, including travel restrictions and stay-at-home orders. However, China began to modify its COVID-19 control policy at the end of 2022, and most of the travel restrictions and quarantine requirements were lifted in December 2022. During the year ended December 31, 2022, the recurrence of COVID-19 in the China and continuance of the outbreak in other parts of the world adversely impacted our Company’s business operations and the business operations of our Company’s customers and partners, which in turn had an adverse impact on our business, results of operations and financial condition. We took measures to reduce the impact of the COVID-19, including monitoring our employees’ health on a daily basis and optimizing our technology system to support remote work arrangements. However, we still experienced lower work efficiency and productivity, which adversely affected our service quality. Furthermore, we and our customers experienced business disturbances due to the quarantine measures to contain the spread of COVID-19. We experienced a slowdown in revenue growth and delayed collection of accounts receivables from our customers. During the year ended December 31, 2024, the COVID-19 pandemic did not have a material impact on our business operations and financial results.

Our business, results of operations and financial condition were materially and adversely affected by the COVID-19 pandemic during the year ended December 31, 2022, and further uncertainty remains as a result of the COVID-19, such as the changes in the outlook of China’s property market, slowdown in China’s economic growth or negative business sentiment. In particular, potential impact includes, among others, the following:

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

Our business could be adversely affected by the effects of natural disasters and/or health epidemics, including the Ebola virus disease, H1N1 flu, H7N9 flu, avian flu, Severe Acute Respiratory Syndrome, or “SARS,” or other epidemics. Our business operations could be disrupted if any of our employees is suspected of having the Ebola virus disease, H1N1 flu, H7N9 flu, avian flu, SARS, or other epidemics, since it could require our employees to be quarantined and/or our offices to be disinfected. In addition, our results of operations could be adversely affected to the extent that any of these epidemics harm the Chinese and global economy in general.

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

On December 28, 2022, we appointed Assentsure PAC, or Assentsure, as our independent registered public accounting firm for the fiscal year ending December 31, 2022 and Assentsure remains our independent registered public accounting firm for the fiscal year ending December 31, 2024. Assentsure is headquartered in Singapore and subject to the inspections by the PCAOB on a regular basis. As an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, Assentsure is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. It is not subject to the determinations issued by the PCAOB on December 16, 2021. Therefore we believe the appointment of Assentsure would substantially reduce the risk of us being continued to be identified as “Commission-Identified Issuer” under the HFCA Act, and the risk of our securities being prohibited from being traded on a national securities exchange or in the over the counter trading market in the United States due to rules under the HFCA Act.

If we continue to be identified as a “Commission-Identified Issuer”, the ramification of such identification includes volatility in the trading price of our securities. We are also subject to the additional compliance requirements under the HFCA Act and potentially other requirements under related proposed rules. If our shares are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair a shareholder’s ability to sell or purchase our shares when a shareholder wishes to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our shares. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

If for whatever reason the PCAOB is unable to conduct full inspections of our auditor, such uncertainty could cause the market price of our securities to be materially and adversely affected, and our securities could be delisted or prohibited from being traded “over-the-counter”. If our securities were unable to be listed on another securities exchange by then, such a delisting would substantially impair a shareholder’s ability to sell or purchase our securities when a shareholder wishes to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our securities.

It may be difficult for overseas regulators to conduct investigation or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigations initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or “Article 177,” which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by shareholders in protecting their interests.

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

In the event that the PRC-based accounting firms become subject to additional legal challenges by the SEC or PCAOB, depending upon the final outcome, listed companies in the U.S. with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934, as amended, or the “Exchange Act,” including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, U.S.-listed companies and the market price of our ADSs may be adversely affected.

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

The trading price of our ADSs has been, and is likely to continue to be, volatile and could fluctuate widely in response to a variety of factors, many of which are beyond our control. For example, the high and low closing prices of our ADSs in fiscal year 2024 were US$6.23 and US$2.17, respectively. In addition, the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in Hong Kong and/or the U.S. may affect the volatility in the prices of and trading volumes for our ADSs. Some of these companies have experienced significant volatility, including significant price declines after their initial public offerings. The trading performances of these companies’ securities at the time of or after their offerings may affect the overall investor sentiment towards other companies with business operations located mainly in China and listed in Hong Kong and/or the U.S. and consequently, may impact the trading performance of our ADSs. In addition to market and industry factors, the prices and trading volumes for our ADSs may be highly volatile for specific business reasons, including:

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

The sales of our ADSs or common shares in the public market, or the perception that such sales could occur, could cause the market price of our ADSs to decline. As of December 31, 2024, we had 112,812,481 common shares outstanding, including 74,405,372 common shares represented by 3,720,269 ADSs. All ADSs are freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the “Securities Act,” other than those held by affiliates which are subject to volume and other restrictions as applicable under Rule 144 under the Securities Act. The remaining common shares outstanding are available for sale, subject to any volume and other restrictions as applicable under Rule 144. The sale or perceived sale of a substantial amount of our ADSs by any principal shareholder could adversely affect the prevailing market price for our ADSs. Such sales or perceived sales might also make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. To the extent that common shares (in the form of ADSs) are sold into the market, the market price of our ADSs could decline.

The interests of our major shareholders may not be aligned with the interests of our other shareholders.

As of April 7, 2025, Mr. Yong Zhang, Chairman of our board of directors, and Ms. Yuyan Yang, also a board member, beneficially owned 24.38% and 22.86%, respectively of our share capital. Accordingly, they each have substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership by our major shareholders may result in actions being taken even if opposed by our other shareholders. In addition, it may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs.

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

We are a foreign private issuer with the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

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

We are currently following home country practice on the requirements described above. Accordingly, the majority of our board of directors is composed of management or former management directors. Each of our compensation committee and governance and nominating committee include non-independent directors. In addition, we are not required to put forward for a shareholder vote new equity plans or change to existing equity plans or other significant share issuance. For a more detailed discussion of the ways in which our corporate governance differs from that of a U.S. domestic company listed on the NYSE, see “Item 16G. Corporate Governance.” As a result of our use of the “home country practice” exception from the NYSE corporate governance rules, our shareholders do not have the same shareholder protections as they would if we were a U.S. domestic public company or if we complied fully with the corporate governance listing standards.

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

Holders of our ADSs may not have the same voting rights as the holders of our common shares and may not receive voting materials in time to be able to exercise such holders’ right to vote.

Holders of our ADSs will not be able to exercise voting rights attaching to the underlying common shares represented by our ADSs on an individual basis. Holders of our ADSs appoint the depositary or its nominee as their representative to exercise the voting rights attaching to the common shares represented by the ADSs. Holders of ADSs may not receive voting materials in time to instruct the depositary to vote, and it is possible that holders who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote. As soon as practicable after the depositary receives from us a notice of a shareholders’ meeting, the depositary will distribute to registered holders of ADSs a notice stating (a) such information as is contained in such notice and any solicitation materials, (b) that each registered holder on the record date set for such purpose will, subject to any applicable provisions of Cayman Islands law, be entitled to instruct the depositary as to the exercise of the voting rights, and (c) the manner in which such instructions may be given, including instructions to give a discretionary proxy to a person designated by us. The depositary will not itself exercise any voting discretion in respect of any common shares nor will it provide any instructions with respect to the common shares represented by any ADSs for which voting instructions were not timely and properly received. There can be no guarantee that registered holders of ADSs will receive the notice described above with sufficient time to enable them to return any voting instructions to the depositary in a timely manner. To the extent a holder of ADSs hold its ADSs through a bank, broker or other nominee, shareholders will be relying upon such institutions with respect to voting matters.

Shareholders may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in China based on United States or other foreign law against us or our management named in the annual report.

We are incorporated in the Cayman Islands and conduct substantially all of our operations in China through our wholly-owned subsidiaries in China. Most of our assets are located in China. In addition, many of our directors and senior executive officers reside within China and some or all of the assets of those persons are located outside of the United States. As a result, it may not be possible to effect service of process within the United States, or elsewhere outside China, upon our directors and senior executive officers, including with respect to matters arising under the U.S. federal securities law or applicable state securities law. Even if a shareholder is successful in bringing an action of this kind, the respective law of the Cayman Islands and China may render them unable to enforce a judgment against our assets or the assets of our directors and officers. Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the courts of the Cayman Islands will, at common law, recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without any re-examination of the merits of the underlying dispute based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the liquidated sum for which such judgment has been given, provided such judgment (i) is final and conclusive, (ii) is not in respect of taxes, a fine or a penalty; and (iii) has not been obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere. Moreover, the PRC does not have treaties with the United States or many other countries providing for the reciprocal recognition and enforcement of judgment of courts.

Holders of our ADSs may not be able to participate in rights offerings and may experience dilution of holdings as a result.

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

Holders of our ADSs may be subject to limitations on transfer of ADSs.

Our outstanding ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time, or from time to time, when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books, or the books of the depositary, are closed, or at any time if we, or the depositary, deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

We are a Cayman Islands exempted company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under the U.S. law, holders of our ADSs may have less protection of its shareholder rights than they would under the U.S. law.

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Act of the Cayman Islands, as amended from time to time, and the common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands have a less developed body of securities laws as compared to the United States and provide significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

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

The rules governing passive foreign investment companies, or “PFICs,” can have adverse effects for U.S. federal income tax purposes. The tests for determining PFIC status for a taxable year depend upon the relative values of certain categories of assets and the relative amounts of certain kinds of income. The determination of whether we are a PFIC depends on the particular facts and circumstances (such as the valuation of our assets, including goodwill and other intangible assets) and may also be affected by the application of the PFIC rules, which are subject to differing interpretations. Based on our estimated gross income, the average value of our assets, including goodwill and the nature of our business, although not free from doubt, we do not believe that we were classified as a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2024.

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

We had 17 projects with a total GFA of 3,250,436 square meters under construction as of December 31, 2023, and 16 projects with a total GFA of 3,127,253 square meters under construction as of December 31, 2024. In addition, we had initiated 7 projects with a total GFA of 1,092,063 square meters under planning as of December 31, 2024. As of December 31, 2024, we completed 84 projects with a total GFA of approximately 11,787,224 square meters and comprising a total of 133,323 units since the inception of our company, more than 98% of which have been sold. In 2022, 2023 and 2024, our revenue was US$950.0 million, US$805.0 million and US$514.7 million, respectively. We had a net loss of US$258.7 million and US$46.0 million in 2022 and 2024, respectively, and net income of US$30.5 million in 2023.

While our primary focus has been in China, we see potential opportunities for residential real estate development in other jurisdictions that might be attractive to both Chinese and U.S. buyers. In 2012, we acquired an 8,094 square meters parcel of land in the Williamsburg neighborhood of Brooklyn, New York, for US$54.2 million, on which we built 216 condominium units with a net saleable floor area of approximately 30,855 square meters, the New York Oosten Project. Construction on our New York Oosten Project started in November 2013 and the project was delivered in December 2016. As of December 31, 2024, the project recognized a total revenue of US$329.0 million from the sales of 208 units out of 216 total units. In January 2016, we also acquired a parcel of land in midtown Manhattan, New York, for US$57.5 million. In 2021, we completed superstructure construction, precast concrete facade, and windows installation at the Hudson Garden Project, Bloom on Forty Fifth, which began delivering units in 2022. The building has 92 condominium units from floors two through seven with a unit mix consisting of 17 studios, 45 one-bedroom units, 24 two-bedroom units, two three-bedroom duplex units, two three-bedroom penthouse units, and two four-bedroom duplex units. As of December 31, 2024, the project recognized a total revenue of US$56.7 million from the sales of 40 out of 92 total units. In October 2024, we used the remaining 52 units to settle part of mortgage debt. Of the total saleable 34,903 square feet of retail/commercial space, a total of 28,090 square feet have been leased to a leading U.S. department store chain, Target, for a 20-year term and another 1,910 square feet have been leased to a dermatologist’s office for a 15-year lease term. In August 2016, we acquired a parcel of land in the Flushing neighborhood of Queens, New York for US$66.0 million. The land allows for a mixed-use development comprising approximately 30,112 square meters under approved plans. At this project in Flushing, New York City, the demolition of the existing building with the exception of the landmark portion was completed as of December 31, 2021. All historic artifacts have been removed from the site and are being restored offsite. We are in the final stage of obtaining approval on our development scheme from the City. We expect to get formal approval in May 2025. Due to the macroeconomic condition changes, we are also evaluating our devilment plan to adapt to the new market environment.

We also plan to retain and develop commercial portions of some of our properties, such as shopping malls, supermarkets or hotels, and to lease and manage those properties ourselves. As of December 31, 2024, we completed seven similar projects, including (i) Xi’an Xinyuan Metropolitan Shopping Center with a total GFA of approximately 116,000 square meters, located in Xi’an city, Shaanxi Province, (ii) Xingyang Xindo Park Shopping Center with a total GFA of approximately 15,000 square meters, located in Xingyang city, Henan Province, (iii) Changsha Xindo Park Shopping Center with a total GFA of approximately 12,000 square meters, located in Changsha city, Hunan Province, (iv) Chengdu Xindo Park Shopping Center with a total GFA of approximately 19,000 square meters, located in Chengdu city, Sichuan Province, (v) Zhengzhou Xindo Park Shopping Center with a total GFA of approximately 24,000 square meters, located in Zhengzhou city, Henan Province, (vi) Kunshan Xindo Park Shopping Center with a total GFA of approximately 4,000 square meters, located in Kunshan city, Jiangsu Province, and (vii) Target Shopping Center with a total GFA of approximately 28,090 square feet, located in New York. As of December 31, 2024, we had four projects under construction in which we will retain approximately 203,000 square meters of GFA for development as commercial properties held for lease.

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

The following table sets forth the numbers of our projects and the total GFA in China and the United States indicated as of December 31, 2024:

	Properties	Properties			Total
	under	under	Properties	Completed	number
	Construction	planning	held for	projects	of	Total
	(m2)	(m2)	sale (m2)	(m2)	projects	GFA (m2)
China
Beijing	87,988	—	—	133,096	2	221,084
Chengdu	741,602	—	—	651,415	4	1,393,017
Zhengzhou	1,712,464	640,222	—	4,934,249	54	7,286,935
Jinan	—	—	—	1,771,924	7	1,771,924
Hefei	—	—	—	145,455	1	145,455
Suzhou	—	—	—	1,107,741	10	1,107,741
Kunshan	—	—	—	975,034	4	975,034
Xuzhou	—	—	—	232,607	2	232,607
Sanya	—	—	—	119,237	1	119,237
Shanghai	—	—	—	57,770	1	57,770
Changsha	—	—	—	415,396	3	415,396
Xi’an	—	—	—	490,251	2	490,251
Zhuhai	—	70,000	—	—	1	70,000
Tianjin	—	—	—	283,894	2	283,894
Qingdao	380,890	—	—	156,403	2	537,293
Dalian	9,193	—	—	98,733	3	107,926
Wuhan	—	185,000	—	—	1	185,000
Huzhou	—	—	—	47,919	1	47,919
Foshan	195,116	166,729	—	—	2	361,845
Taizhou	—	—	—	128,397	1	128,397
Sub Total	3,127,253	1,061,951	—	11,749,521	104	15,938,725
United States
Irvine (1)	—	—	2,865	—	1	2,865
Nevada (2)	—	—	N/A	—	1	N/A
New York	—	30,112	—	37,703	3	67,815
Total	3,127,253	1,092,063	2,865	11,787,224	109	16,009,405
(1)	This is not a project constructed by us. The finished condominium project is located in Irvine, California, United States. We acquired 15 units with a total GFA of 2,865 square meters of the total 72 units from a major United States developer in August 2012. All units were sold as of December 31, 2015.
(2)	The Northern Nevada Land Portfolio is a land portfolio comprised of 325 finished lots and 185 acres of undeveloped land at eight different sites in the northern Nevada region near the Reno-Spark metropolitan area. All lots and acres were sold as of December 31, 2015.

For a discussion of revenue from each geographical segment in each of 2023 and 2024, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Discussion of Segment Operations.”

In recent years, we expanded our operations into Malaysia and the U.K. and made investments in the two countries.

In 2014, we acquired 100% share of a Malaysian company, which is engaged in land reclamation development for a total of 170 acres (approximately 687,966 square meters). In February 2023, we obtained 90 acres land title and 41.67 acres of sea area use rights. A renowned local developer in Malaysia, invested 83.82 million ringgit, approximately US$18.82 million, for the land acquisition. The contract was signed in December 2023 and a 10% deposit has been collected. The sale was completed in the second quarter of 2024, in line with previous expectations.

In March 2018, we acquired from ED Group a 50% non-controlling equity stake in MDL, the developer of the Amory Tower Project (previously named as the Madison project), via our wholly-owned subsidiary Xinyuan International (HK) Property Investment Co., Limited for a total consideration of US$19.1 million. The Amory Tower Project consists of 319 private apartments and 104 affordable apartments, with approximately 425 square meters of community facilities. The project achieved practical completion as of December 31, 2021, which marked the completion of construction. As of December 31, 2021, all the apartments had been sold. As of the date of this report, all of the 15 parking lots sold off and only one shop remains available for sale.

We will continue to seek international investment opportunities that have high growth potential and are in line with our investment return metrics and long-term business plan.

Our Property Projects

Overview

We offer the following four main types of real estate property products:

●	multi-layer apartment buildings, which, in China, are typically six stories or less and normally require nine to 12 months to construct after we obtain the related construction permit;
●	sub-high-rise apartment buildings, which, in China, are typically seven to 11 stories and normally require 12 to 18 months to construct after we obtain the related construction permit;
●	high-rise apartment buildings, which, in China, are typically 12 to 33 stories and normally require 18 to 24 months to construct after we obtain the related construction permit; and
●	offices, mixed-use and commercial properties, which we have offered since 2012.

Our projects are in one of the following five stages:

●	properties under construction, comprising properties for which the construction permits have been obtained;
●	properties under planning, comprising properties for which we have entered into land grant contracts and are in the process of obtaining the required permits to begin construction;
●	completed projects, comprising projects for which construction has been completed;
●	properties held for lease, comprising projects for which construction has been completed and which we plan to hold and manage; and
●	properties held for sale, comprising land and properties which we purchase and hold for sale.

The following table sets forth each of our properties currently under construction or planning as of December 31, 2024:

							Total	Number
		Type	Construction	Pre-sale			Number	Of
		of	Commencement	Commencement	Total	Total	Of	Units	GFA
Project Name	Location	Products (1)	Date	Date (2)	Site Area (m2)	GFA (m2)	Units (4)	Sold	Sold (m2)
Chengdu Xinyuan City	Chengdu	MU	06/2018	09/2018	200,906	741,602	5,985	5,759	585,547
Xingyang Splendid IV	Zhengzhou	H	05/2018	09/2018	9,976	152,920	1,598	1,486	142,494
Xinyuan Golden Water View City	Zhengzhou	H/C	10/2017	11/2018	45,067	332,305	3,010	1,109	176,092
Zhengzhou International New City III C	Zhengzhou	H	06/2018	10/2018	27,231	82,965	1,808	1,805	81,640
Zhengzhou International New City IV	Zhengzhou	H	09/2018	12/2018	50,966	199,750	1,715	1,715	197,804
Xingyang Splendid V	Zhengzhou	H	04/2019	07/2019	34,308	80,486	700	700	78,089
Zhengzhou International New City IV B10	Zhengzhou	H	07/2018	12/2018	35,181	92,331	2,418	2,183	82,387
Zhengzhou International New City A04	Zhengzhou	H	04/2018	11/2019	19,200	104,924	2,691	2,647	102,262
Foshan Xinchuang AI International Science And Technology Innovation Valley I	Foshan	H	05/2019	10/2019	66,665	195,116	1,712	1,304	143,823
Lingshan Bay Dragon Seal	Qingdao	M/H	05/2019	07/2020	340,400	380,890	2,382	2,063	237,273
Tongzhou Xinyuan Royal Palace	Beijing	H	07/2020	12/2020	42,444	87,988	920	794	80,898
Dalian International Health Technology Town II	Dalian	M	08/2020	09/2020	12,548	9,193	71	71	9,193
Xinyuan Yuanyang Zhen Garden	Zhengzhou	H	05/2021	05/2021	8,123	142,968	1,384	963	96,000
Xinyuan Zijin Royal Palace	Zhengzhou	H	08/2021	09/2021	39,371	200,666	1,670	184	16,958
Xinyuan Yue Royal Palace	Zhengzhou	MU	01/2021	06/2021	79,090	275,742	1,365	529	56,849
Zhengzhou Hangmei International Wisdom City III	Zhengzhou	C	04/2023	08/2023	29,151	47,407	64	55	43,978
Subtotal					1,040,627	3,127,253	29,493	23,367	2,131,287
Wuhan Canglong Royal Palace	Wuhan	MU	TBD	TBD	53,787	185,000
Zhengzhou International New City (pending staging)	Zhengzhou	TBD	TBD	TBD	129,080	617,022
Zhuhai Xin World	Zhuhai	MU	TBD	TBD	14,107	70,000
Zhengzhou Hangmei Project (pending staging)	Zhengzhou	TBD	TBD	TBD	11,183	23,200
Dalian International Health Technology Town II	Dalian	M/H	TBD	TBD	86,260	TBD
Foshan Xinchuang AI International Science And Technology Innovation Valley II	Foshan	MU	TBD	TBD	60,072	166,729
Flushing	New York	MU	TBD	TBD	3,895	30,112
Subtotal					358,384	1,092,063

Total					1,399,011	4,219,316	29,493	23,367	2,131,287
(1)	“M” refers to multi-layer buildings, “H” refers to high-rise buildings, “S” refers to sub-high-rise buildings, “C” refers to commercial properties and “MU” refers to office, mixed-use and commercial properties.
(2)	Pre-sale commencement dates refer to dates on which we began or expect to begin pre-sale activities after receiving the relevant pre-sale permits.
(3)	“TBD” refers to “to be determined” as of December 31, 2024.
(4)	The Company owns 51% equity interest in a joint venture, Zhengzhou Xinwo Real Estate Co., Ltd., which develops Xinyuan Yuanyang Zhen Garden. The Company accounts for its investment under the equity method.
(5)	Henan Xinyuan Guangsheng Real Estate Co., Ltd., a wholly owned subsidiary of the Company, is developing Xinyuan Zijin Royal Palace. However, based on the cooperation agreement signed with Sino-Ocean Group on March 11, 2021, the Company owns 51% equity interest of Xinyuan Zijin Royal Palace, and cannot exercise control of Xinyuan Zijin Royal Palace, but has the ability to exercise significant influence over Xinyuan Zijin Royal Palace’s operating and financial decisions and accounts for it as an equity method investment.

Properties under Construction

Zhengzhou, Henan Province

Xingyang Splendid IV. The land is located southwest of Guangwu Road and Wangcun Road, Xingyang. This project covers a site area of 9,976 square meters and is expected to have a total GFA of 152,166 square meters, of which 137,061 square meters are for high-rise buildings and 15,105 square meters are for retail stores. We acquired the site in September 2014 and commenced construction in May 2018, and began to deliver units in 2021. This project, when completed, will consist of 1,597 units. We started pre-sale in September 2018. As of December 31, 2024, we sold 1,486 units with a total GFA of 142,494 square meters.

Xinyuan Golden Water View City. The land is located on Heizhuzhuang Road, Jinshui District, Zhengzhou. This project covers a site area of 45,067 square meters and is expected to have a total GFA of 332,305 square meters, of which 299,204 square meters are for high-rise buildings and apartments, 24,322 square meters are for public rental housing, 3,269 square meters are for retail stores, and 5,510 square meters are for basements. We acquired the site in June 2017 and commenced construction in October 2017, and began to deliver units in 2021. This project, when completed, will consist of 3,010 units. We started pre-sale in November 2018. As of December 31, 2024, we sold 1,109 units with a total GFA of 176,092 square meters.

Zhengzhou International New City III C. The land is located on south 3rd Ring Road, Zhengzhou. This project covers a site area of 27,231 square meters and is expected to have a total GFA of 82,965 square meters, of which 75,003 square meters are for high-rise buildings and apartments, and 7,962 square meters are for retail stores. We acquired the site in February 2017 and commenced construction in June 2018, and began to deliver units in 2021.This project, when completed, will consist of 1,808 units. We started pre-sale in October 2018, and as of December 31, 2024, we sold 1,805 units with a total GFA of 81,640 square meters.

Zhengzhou International New City IV. The land is located on south 3rd Ring Road, Zhengzhou. This project covers a site area of 50,966 square meters and is expected to have a total GFA of 199,750 square meters, of which 191,583 square meters are for high-rise buildings, and 8,167 square meters are for retail stores. We acquired the site in May 2018 and commenced construction in September 2018, and began to deliver units in 2021. This project, when completed, will consist of 1,723 units. We started pre-sale in December 2018, and as of December 31, 2024, we sold 1,715 units with a total GFA of 197,804 square meters.

Xingyang Splendid V. The land is located southwest of Guangwu Road and Wangcun Road, Xingyang. This project covers a site area of 34,308 square meters and is expected to have a total GFA of 80,486 square meters, of which 78,220 square meters are for high-rise buildings, and 2,266 square meters are for retail stores. We acquired the site in September 2014 and commenced construction in April 2019, and began to deliver units in 2021. This project, when completed, will consist of 708 units. We started pre-sale in July 2019. As of December 31, 2024, we sold 700 units with a total GFA of 78,089 square meters.

Zhengzhou International New City IV B10. The land is located on south 3rd Ring Road, Zhengzhou. This project covers a site area of 35,181 square meters and is expected to have a total GFA of 92,331 square meters, of which 91,425 square meters are for high-rise buildings and apartments, and 906 square meters are for retail stores. We acquired the site in July 2018 and commenced construction in September 2018, and began to deliver units in 2021.This project, when completed, will consist of 2,416 units. We started pre-sale in December 2018, and as of December 31, 2024, we sold 2,183 units with a total GFA of 82,387 square meters.

Zhengzhou International New City A04. The land is located on south 3rd Ring Road, Zhengzhou. This project covers a site area of 19,200 square meters and is expected to have a total GFA of 104,924 square meters, of which 102,894 square meters are for high-rise buildings and apartments, and 2,030 square meters are for retail stores. We acquired the site in May 2018 and commenced construction in September 2018, and began to deliver units in 2021. This project, when completed, will consist of 2,591 units. We started pre-sale in November 2019, as of December 31, 2024, we sold 2,647 units with a total GFA of 102,262 square meters.

Xinyuan Yuanyang Zhen Garden. The land is located east of Sanguan Middle Road and south of Baishe Road Zhengzhou. This project covers a site area of 8,123 square meters and is expected to have a total GFA of 142,968 square meters, of which 139,383 square meters are for high-rise buildings, and 2,617 square meters are for retail stores. We acquired the site in December 2020 and commenced construction in May 2021, and expect to deliver units in 2025. This project, when completed, will consist of 1,384 units. We started pre-sale in May 2021, and as of December 31, 2024, we sold 963 units with a total GFA of 96,000 square meters.

Xinyuan Zijin Royal Palace. The land is located on south 3rd Ring Road Zhengzhou. This project covers a site area of 39,371 square meters and is expected to have a total GFA of 200,666 square meters. We acquired the site in December 2020 and commenced construction in August 2021 and expect to deliver units in 2025. This project, when completed, will consist of 1,670 units. We started pre-sale in September 2021, and as of December 31, 2024, we sold 184 units with a total GFA of 16,958 square meters.

Xinyuan Yue Royal Palace. The land is located in Zhongmou County, Zhengzhou. This project covers a site area of 79,090 square meters and is expected to have a total GFA of 275,742 square meters. We acquired the site in January 2021 and commenced construction in January 2021. This project, when completed, will consist of 2,238 units. We started pre-sale in June 2021, and as of December 31, 2024, we sold 529 units with a total GFA of 56,849 square meters.

Zhengzhou Hangmei International Wisdom City III. The land is located in Xinzheng District, Zhengzhou. This project covers a site area of 29,151 square meters and is expected to have a total GFA of 47,407 square meters, all of which are for commercial properties. We acquired the site in December 2017 and commenced construction in April 2023, and expect to deliver units in 2026. This project, when completed, will consist of 64 units. We started presale in August 2023, and as of December 31, 2024, we sold 55 units with a total GFA of 43,978 square meters.

Qingdao, Shandong Province

Lingshan Bay Dragon Seal. The land is located in Huangdao District, Qingdao. This project covers a site area of 340,400 square meters and is expected to have a total GFA of 380,890 square meters. We acquired the site in July 2017, commenced construction in May 2019, and began to deliver units in 2024. This project, when completed, will consist of 4,745 units. We started pre-sale in July 2020, and as of December 31, 2024, we sold 2,063 units with a total GFA of 237,273 square meters.

Beijing

Tongzhou Xinyuan Royal Palace. The land is located in Liyuan Town, Tongzhou District, Beijing. This project covers a site area of 42,444 square meters and is expected to have a total GFA of 89,678 square meters. We acquired the site in May 2016, commenced construction in July 2020, and began to deliver units in 2024. This project, when completed, will consist of 802 units. We started pre-sale in December 2020, and as of December 31, 2024, we sold 794 units with a total GFA of 80,898 square meters.

Chengdu, Sichuan Province

Chengdu Xinyuan City. The land is located in Pidu District, Chengdu. This project covers a site area of 200,906 square meters and is expected to have a total GFA of 741,602 square meters, of which 716,822 square meters are for high-rise buildings and apartments, and 24,780 square meters are for retail stores. We acquired the site in December 2017, commenced construction in June 2018, and began to deliver units in 2021. This project, when completed, will consist of 5,985 units. We started pre-sale in September 2018, and as of December 31, 2024, we sold 5,759 units with a total GFA of 585,547 square meters.

Dalian, Liaoning Province

Dalian International Health Technology Town II. The land is located in Lvshunkou District, Dalian. This project covers a site area of 12,548 square meters and is expected to have a total GFA of 9,193 square meters. We acquired the site in August 2018, commenced construction in August 2020, and expect to deliver units in 2025. This project, when completed, will consist of 71 units. We started pre-sale in September 2020, and as of December 31, 2024, we sold 71 units with a total GFA of 9,193 square meters.

Foshan, Guangdong Province

Foshan Xinchuang AI International Science and Technology Innovation Valley I. The land is located in Gaoming District, Foshan. This project covers a site area of 66,665 square meters and is expected to have a total GFA of 195,116 square meters, of which 191,188 square meters are for high-rise buildings, 3,928 square meters are for retail stores. We acquired the site in May 2019, commenced construction in May 2019, and began to deliver units in 2021. This project, when completed, will consist of 1,712 units. We started pre-sale in October 2019, and as of December 31, 2024, we sold 1,304 units with a total GFA of 143,823 square meters.

Properties under Planning

Zhengzhou International New City (pending staging). The land is located on south 3rd Ring Road, Zhengzhou, Henan Province, and is currently under planning. It will cover a site area of 129,080 square meters and is expected to have a total GFA of 617,022 square meters. We acquired the site in 2017.

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

Completed Projects

The following table sets forth our completed projects as of December 31, 2024.

				Total		Total
		Type of	Completion	Site Area	Total	Number of	Number of	GFA
Project Name	Location	Products	Date	(m2)	GFA (m3)	Units	Units Sold	Sold (m2)
Zhengzhou Longhai Star Garden	Zhengzhou	M/H/S	12/2000	11,719	39,975	239	239	39,975
Zhengzhou Xinyuan Splendid
Zhengzhou Xinyuan Splendid 1A	Zhengzhou	M/S	07/2002	35,444	62,623	484	484	62,623
Zhengzhou Xinyuan Splendid 1B	Zhengzhou	M	04/2004	21,800	43,673	333	333	43,673
Zhengzhou Xinyuan Splendid 2A	Zhengzhou	M	04/2003	23,460	39,996	271	271	39,996
Zhengzhou Xinyuan Splendid 2B	Zhengzhou	M	06/2004	19,295	27,041	86	86	27,041
Zhengzhou Xinyuan Splendid 2C	Zhengzhou	S	04/2004	9,968	21,748	132	132	21,748
Zhengzhou Xinyuan Splendid 3A3B3C	Zhengzhou	M/S	08/2005	51,014	114,774	792	792	114,774
Zhengzhou Xinyuan Splendid Haojinge	Zhengzhou	H	11/2004	8,298	31,089	166	166	31,089
Zhengzhou Xinyuan Splendid City Homestead	Zhengzhou	M	08/2005	23,606	45,378	369	369	45,378
Zhengzhou Xinyuan Splendid Subtotal				192,885	386,322	2,633	2,633	386,322
Zhengzhou City Manor	Zhengzhou	M	03/2006	63,089	118,716	1,633	1,633	118,716
Zhengzhou City Family	Zhengzhou	M	12/2006	21,380	39,226	720	720	39,226
Zhengzhou Central Garden-East	Zhengzhou	M/H/S	09/2007	60,849	165,206	1,624	1,624	165,206
Zhengzhou Central Garden-West	Zhengzhou	M/H/S	09/2007	79,464	190,384	1,796	1,796	190,384
Jinan City Family	Jinan	M	11/2007	47,411	61,065	785	785	61,065
Suzhou Lake Splendid	Suzhou	M/H/S	01/2009	130,945	198,113	2,326	2,326	198,113
Hefei Wangjiang Garden	Hefei	M/H	04/2009	51,939	145,455	1,649	1,649	145,455
Suzhou Colorful Garden	Suzhou	M/H	04/2009	41,365	81,506	970	970	81,506
Jinan Elegant Scenery	Jinan	H/S	06/2009	61,502	100,386	1,127	1,127	100,386
Zhengzhou Finance Square	Zhengzhou	H	06/2009	8,410	67,225	917	917	67,225
Zhengzhou Yipin Xiangshan Phase I	Zhengzhou	M/S	12/2009	57,289	94,249	979	979	94,249
Jinan International City Garden	Jinan	H/S	01/2010	93,928	263,793	4,672	4,672	263,793
Zhengzhou Xinyuan Colorful Garden	Zhengzhou	M/H	01/2010	74,462	191,781	2,233	2,233	191,781
Xuzhou Colorful Garden	Xuzhou	M/H	01/2012	46,777	101,762	858	858	101,762
Suzhou International City Garden	Suzhou	H	12/2011	119,089	204,147	2,436	2,436	204,147
Chengdu Xinyuan Splendid I	Chengdu	H	06/2011	34,007	231,032	4,081	4,081	231,032
Chengdu Xinyuan Splendid II	Chengdu	H	10/2012	30,497	217,010	2,782	2,782	217,010
Zhengzhou Modern City	Zhengzhou	H/S	12/2012	60,556	232,054	2,934	2,934	232,054
Kunshan International City Garden	Kunshan	M/H	12/2012	200,008	497,972	5,133	5,133	497,972
Zhengzhou Yipin Xiangshan Phase II	Zhengzhou	M/S	01/2013	81,345	200,164	2,209	2,209	200,164
Zhengzhou Century East A	Zhengzhou	M/H	12/2013	22,418	76,764	765	765	76,764
Zhengzhou Century East B	Zhengzhou	H	08/2013	51,372	166,481	1,709	1,709	166,481
Zhengzhou Royal Palace	Zhengzhou	M/H	06/2014	45,716	135,920	2,061	2,061	135,920
Suzhou Xin City	Suzhou	H	09/2015	51,246	127,291	1,334	1,334	127,291
Jinan Xinyuan Splendid	Jinan	M/H	10/2015	200,180	573,273	7,387	7,387	572,951
Beijing Xindo Park	Beijing	MU	11/2015	57,862	133,096	1,292	1,234	131,638
Zhengzhou Xin City	Zhengzhou	H	03/2016	61,078	210,530	2,639	2,639	209,361
Xingyang Splendid I	Zhengzhou	H	03/2016	40,782	114,997	1,427	1,427	114,886
Zhengzhou Thriving Family	Zhengzhou	H	04/2016	44,169	133,779	1,678	1,660	133,061
Suzhou Lake Royal Palace	Suzhou	M/H	06/2016	114,624	169,781	1,569	1,569	169,781
Shanghai Royal Palace	Shanghai	H	07/2016	28,600	57,770	583	535	46,406
Chengdu Thriving Family	Chengdu	H	08/2017	75,008	203,373	2,515	2,515	202,655
Sanya Yazhou Bay No.1	Sanya	MU	10/2017	78,765	119,237	1,605	1,605	119,237
Kunshan Royal Palace	Kunshan	M/S/H	11/2017	145,776	280,091	2,603	2,603	280,091
Changsha Xinyuan Splendid	Changsha	H/C	12/2017	89,460	252,361	2,952	2,939	247,777
Xi’an Metropolitan	Xi’an	MU	11/2017	85,118	288,625	2,720	2,685	284,605
Jinan Xin Central	Jinan	MU	11/2017	51,352	196,169	2,715	2,715	195,797
Zhengzhou Xindo Park	Zhengzhou	C	12/2018	40,218	134,362	2,170	2,142	134,334
Henan Xin Central I	Zhengzhou	H	09/2018	86,781	261,606	2,710	2,703	255,667
Zhengzhou Fancy City I	Zhengzhou	H	12/2018	50,656	166,685	1,641	1,621	162,424
Zhengzhou Fancy City II (South)	Zhengzhou	H	12/2018	27,486	84,274	884	883	82,830
Kunshan Xindo Park	Kunshan	H/C	10/2018	47,523	89,001	1,077	1,076	88,931
New York Oosten	New York	S	12/2016	8,094	30,855	216	208	28,562
Xingyang Splendid II	Zhengzhou	MU	12/2019	60,556	118,530	1,516	1,478	103,273
Xuzhou Colorful City	Xuzhou	M/H	06/2019	45,046	130,845	1,453	1,453	130,845
Tianjin Spring Royal Palace I	Tianjin	M/H	12/2019	131,021	140,097	1,083	1,083	139,869
Zhengzhou International New City I	Zhengzhou	H	12/2019	89,088	356,493	3,822	3,816	355,873
Henan Xin Central II	Zhengzhou	H	12/2019	37,126	109,328	1,186	1,176	109,328
Xingyang Splendid III	Zhengzhou	H	09/2019	47,709	120,872	1,207	1,200	120,376
Changsha Mulian Royal Palace	Changsha	H	12/2019	32,158	90,993	694	694	90,993
Zhengzhou International New City II	Zhengzhou	H	12/2019	41,821	175,935	1,910	1,750	173,903
Zhengzhou Fancy City II (North)	Zhengzhou	C	06/2020	30,175	109,085	4,793	3,251	103,888
Zhengzhou International New City III A	Zhengzhou	H	09/2020	22,225	97,099	864	864	96,880
Changsha Furong Thriving Family	Changsha	MU	12/2019	23,418	72,042	705	705	72,042
Suzhou Gusu Shade I (Suzhou New Project)	Suzhou	M	11/2020	10,063	11,944	78	78	11,944
Suzhou Gusu Shade II	Suzhou	M	11/2020	10,219	15,112	96	96	15,112
Suzhou Suhe Bay	Suzhou	H	12/2020	16,627	62,561	479	479	62,561
Suzhou Galaxy Bay	Suzhou	H/C	12/2020	21,183	73,451	718	718	72,676
Qingdao Royal Dragon Bay	Qingdao	MU	08/2021	64,442	156,403	1,249	1,130	139,189
Zhengzhou International New City III B	Zhengzhou	H	01/2021	26,102	118,678	1,336	1,336	118,590
Zhengzhou International New City III D	Zhengzhou	H/C	02/2021	15,119	46,094	448	448	46,094
Tianjin Spring Royal Palace II	Tianjin	M/H	08/2021	133,499	143,797	1,077	1,077	143,222
Kunshan Xinyu Jiayuan	Kunshan	MU	07/2022	18,068	107,970	909	887	104,666
Jinan Royal Palace	Jinan	H	09/2020	140,155	449,450	6,512	6,512	447,413
Jinan Royal Spring Bay	Jinan	M/H	09/2021	69,587	127,788	1,230	1,059	122,768
Taizhou Yihe Yayuan	Taizhou	H	03/2021	61,107	128,397	1,081	1,081	128,397
Hudson	New York	S	12/2020	2,323	6,848	92	92	6,848
Zhengzhou Hangmei International Wisdom City I	Zhengzhou	H	06/2021	73,300	133,962	1,441	1,441	133,491
Zhengzhou Fancy City III	Zhengzhou	H	06/2023	27,599	80,628	949	929	79,876
Dalian International Health Technology Town I	Dalian	M/H	09/2023	58,740	98,733	948	948	98,623
Huzhou Silk Town	Huzhou	MU	01/2023	84,166	47,919	433	289	39,495
Suzhou Linhu Lake Project	Suzhou	H	06/2023	118,667	163,835	1,668	1,649	163,835
Xi’an Xinyuan Royal Palace	Xi’an	MU	12/2023	80,673	201,626	1,159	1,159	199,081
Zhengzhou Hangmei International Wisdom City II	Zhengzhou	C	06/2023	46,357	134,599	163	161	133,212
Derun project I	Zhengzhou	H	06/12/2024	49,718	122,246	1036	1036	122,246
Total				4,761,257	11,787,224	133,323	130,826	11,681,602
(1)	The Company owns 78.46% equity interest in a joint venture, Huzhou Xinhong Town Construction and Development Co., Ltd. (“Huzhou Xinhong”), which develops Huzhou Silk Town. The Company accounts for its investment under the equity method. In 2023, the Company sold the project to another shareholder of Huzhou Xinhong.

(2)	The Company owns 24% equity interest in Suzhou Kairongchen Real Estate Co., Ltd., which develops Suzhou He’an Garden. The Company accounts for its investment under the equity method.

As of December 31, 2024, we completed 86 projects comprising 130,826 units with a total GFA of 11,787,224 square meters. More than 98% of the units were sold. The status of completed projects in the last three years is discussed below:

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

Zhengzhou Thriving Family. The land is located south of Bairong Road and east of Nangang Road, Zhengzhou, Henan Province. This project covers a site area of 44,169 square meters and has a total GFA of 133,779 square meters, of which 113,488 square meters are for high-rise buildings, 1,136 square meters are for retail stores, 4,966 square meters are for basements and 13,463 square meters are for public rental housing. We acquired the site in September 2013, commenced construction of this project in April 2014, and delivered it in 2016. This project consists of 1,678 units. We started pre-sale in June 2014, and as of December 31, 2024, we sold 1,660 units with a total GFA of 133,061 square meters.

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

Shanghai Royal Palace. The land is located in Zhaoxiang Town, Qingpu District, Shanghai. This project covers a site area of 28,600 square meters and has a total GFA of 57,770 square meters, of which 45,652 square meters are for high-rise buildings and 12,118 square meters are for retail stores. We acquired the site in April 2014, commenced construction of this project in August 2014, and began to deliver units in 2016. This project consists of 622 units. We started pre-sale in January 2015, and as of December 31, 2024, we sold 535 units with a total GFA of 46,406 square meters.

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

Changsha Xinyuan Splendid. The land is located on Dongfanghong South Road, Yuelu District, Changsha, Hunan Province. This project covers a site area of 89,460 square meters and has a total GFA of 252,361 square meters, of which 229,366 square meters are for high-rise buildings and 22,286 square meters are for retail stores. We acquired the site in March 2014, commenced construction of this project in August 2014, and began to deliver units in 2016. This project consists of 2,952 units. We started pre-sale in November 2014, and as of December 31, 2024, we sold 2,939 units with a total GFA of 247,777 square meters.

Xi’an Metropolitan. The land is located north of Fenghe Road, Xi’an, Shaanxi Province. This project covers a site area of 85,118 square meters and has a total GFA of 288,625 square meters, of which 207,080 square meters are for high-rise buildings, 16,119 square meters are for retail stores, 1,461 square meters are for basements and 63,692 square meters are for office buildings. We acquired the site in July 2014, commenced construction of this project in December 2014, and began to deliver units in 2016. This project consists of 2,720 units. We started pre-sale started in December 2014, and as of December 31, 2024, we sold 2,685 units with a total GFA of 284,605 square meters.

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

Zhengzhou Xindo Park (commercial). The land is located south of Bairong Road and west of Daxue Road, Zhengzhou, Henan Province. This project covers a site area of 40,218 square meters and has a total GFA of 134,362 square meters, of which 110,079 square meters are for office buildings and 24,283 square meters are for retail stores. We acquired the site in September 2013, commenced construction of this project in January 2015, and began to deliver units in 2017. This project consists of 2,170 units. We started pre-sale in April 2015, and as of December 31, 2024, we sold 2,142 units with a total GFA of 134,334 square meters.

Henan Xin Central I. The land is located south of Bairong Road and east of Xingyuan Road, Zhengzhou, Henan Province. This project covers a site area of 86,781 square meters and has a total GFA of 261,607 square meters, of which 211,053 square meters are for high-rise buildings, 16,028 square meters are for retail stores, 26,040 square meters are for public rental housing and 8,485 square meters are for basements. We acquired the site in December 2014 and commenced construction in July 2015, and began to deliver units in 2017. This project consists of 2,710 units. We started pre-sale in July 2015, and as of December 31, 2024, we sold 2,703 units with a total GFA of 255,667 square meters.

Zhengzhou Fancy City I. The land is located south of Dingsheng Road and west of Siji Road, Zhengzhou, Henan Province. This project covers a site area of 50,656 square meters and has a total GFA of 166,524 square meters, of which 134,039 square meters are for high-rise buildings, 10,167 square meters are for retail stores, 16,741 square meters are for public rental housing and 5,762 square meters are for basements. We acquired the site in December 2014 and commenced construction in September 2015, and began to deliver units in 2017. This project consists of 1,642 units. We started pre-sale in October 2015, and as of December 31, 2024, we sold 1,621 units with a total GFA of 162,424 square meters.

Zhengzhou Fancy City II (South). The land is located west of Songshan Road on the 4th Ring Road, Zhengzhou, Henan Province. This project covers a site area of 27,486 square meters and has a total GFA of 84,274 square meters, of which 78,445 square meters are for high-rise buildings, 3,628 square meters are for retail stores and 2,201 square meters are for basements. We acquired the site in April 2016 and commenced construction in June 2016, and began to deliver units in 2018. This project consists of 884 units. We started pre-sale in June 2016, and as of December 31, 2024, we sold 883 units with a total GFA of 82,830 square meters.

Kunshan Xindo Park. The land is located in the Huaqiao area within the Shanghai Outer Ring Expressway, Kunshan, Jiangsu Province. This project covers a site area of 47,523 square meters and has a total GFA of 89,001 square meters, of which 72,750 square meters are for high-rise buildings and 16,252 square meters are for retail stores. We acquired the site in April 2016, commenced construction of this project in July 2016, and began to deliver units in 2018. This project consists of 1,077 units. We started pre-sale in July 2016, and as of December 31, 2024, we sold 1,076 units with a total GFA of 88,931 square meters.

Xingyang Splendid II. The land is located south of Zhengshang Road, Xingyang, Henan Province. This project covers a site area of 60,556 square meters and has a total GFA of 118,530 square meters, of which 118,530 square meters are for high-rise buildings. We acquired the site of 7,577 square meters in November 2013 and 52,979 square meters in August 2014, commenced construction of this project in December 2014, and began to deliver units in 2017. This project consists of 1,516 units. We started pre-sale in December 2014, and as of December 31, 2024, we sold 1478 units with a total GFA of 103,273 square meters.

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

Tianjin Spring Royal Palace I. The land is located in Wuqing District, Sicundian Town, Tianjin. This project covers a site area of 131,021 square meters and has a total GFA of 140,097 square meters, of which 73,383 square meters are for high-rise buildings, 5,735 square meters are for retail stores, and 60,979 square meters are for multi-layer buildings. We acquired the site in November 2014, commenced construction in October 2015, and began to deliver units in 2017. This project consists of 1,084 units. We started pre-sale in October 2015, and as of December 31, 2024, we sold 1083 units with a total GFA of 139,869 square meters.

Zhengzhou International New City I. The land is located on south 3rd Ring Road, Zhengzhou, Henan Province. This project covers a site area of 89,088 square meters and has a total GFA of 356,492 square meters, of which 292,330 square meters are for high-rise buildings, 21,896 square meters are for retail stores, 36,789 for public rental housing and 5,573 square meters are for basements. We acquired the site in February 2016 and commenced construction in August 2016, and began to deliver units in 2018. This project consists of 3,822 units. We started pre-sale in September 2016, and as of December 31, 2024, we sold 3,816 units with a total GFA of 355,873 square meters.

Henan Xin Central II. The land is located south of Bairong Road and Xingyuan Road, Zhengzhou, Henan Province. This project covers a site area of 37,126 square meters and has a total GFA of 109,740 square meters, of which 92,502 square meters are for high-rise buildings, 3,934 square meters are for retail stores, 1,654 square meters are for basements and 11,235 square meters are for public rental housing. We acquired the site in December 2014 and commenced construction in September 2016, and began to deliver units in 2018. This project consists of 1,187 units. We started pre-sale in October 2016, and as of December 31, 2024, we sold 1,176 units with a total GFA of 109,328 square meters.

Xingyang Splendid III. The land is located south of Zhengshang Road, Xingyang, Henan Province. This project covers a site area of 47,709 square meters and has a total GFA of 120,872 square meters, of which 117,505 square meters are for high-rise buildings and 3,608 square meters are for retail stores. We acquired the site in September 2013 and commenced construction in June 2017, and began to deliver units in 2019. This project consists of 1,207 units. We started pre-sale in June 2017, and as of December 31, 2024, we sold 1,200 units with a total GFA of 120,376 square meters.

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

Zhengzhou International New City II. The land is located on south 3rd Ring Road, Zhengzhou, Henan Province. This project covers a site area of 41,821 square meters and has a total GFA of 175,935 square meters, of which 159,563 square meters are for high-rise buildings, 12,605 square meters are for retail stores and 2,915 square meters are for basements. We acquired the site in July 2016 and commenced construction in July 2017, and began to deliver units in 2019. This project consists of 1,910 units. We started pre-sale in August 2017, and as of December 31, 2024, we sold 1,750 units with a total GFA of 173,903 square meters.

New York Oosten. The Oosten is located at 421 Kent Street in the South Williamsburg neighborhood of Brooklyn, NY. Constructed in 2017, the Property is an eight-story, 481,000 square foot, Class A, mixed-use condominium building consisting of 216 residential units, community facility space, and 72 parking spots. There is roughly 9,500 square feet of community facility space and 319,000 square feet of net residential space. As of December 31, 2024, there were 8 units left to sell in addition to 63 parking licenses. The community facility space was sold in the first quarter of 2022.

Zhengzhou Fancy City II (North). The land is located west of Songshan Road on the 4th Ring Road, Zhengzhou, Henan Province. This project covers a site area of 30,175 square meters and has a total GFA of 109,085 square meters, of which 100,380 square meters are for multi-layer buildings and 8,344 square meters are for retail stores. We acquired the site in April 2016 and commenced construction in May 2017, and delivered units in 2019. This project consists of 3,278 units. We started pre-sale in October 2017, and as of December 31, 2024, we sold 883 units with a total GFA of 82,830 square meters.

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

Qingdao Royal Dragon Bay. The land is located in Huangdao District, Qingdao, Shandong Province. This project covers a site area of 64,442 square meters and has a total GFA of 156,403 square meters, of which 118,914 square meters are for high-rise buildings and apartments, 2,816 square meters are for retail stores, and 34,673 square meters are for multi-layer buildings. We acquired the site in July 2018, commenced construction in August 2018, and began to deliver units in 2021. This project consists of 1,249 units. We started pre-sale in November 2018, and as of December 31, 2024, we sold 1,130 units with a total GFA of 139,189 square meters.

Zhengzhou Hangmei International Wisdom City I. The land is located in Xinzheng District, Zhengzhou. This project covers a site area of 73,300 square meters and has a total GFA of 133,962 square meters, of which 133,962 square meters are for high-rise buildings. We acquired the site in December 2017 and commenced construction in March 2018, and began to deliver units in 2022. This project consists of 1,441 units. We started pre-sale in May 2018, and as of December 31, 2024, we sold 1,441 units with a total GFA of 133,491 square meters.

Zhengzhou Hangmei International Wisdom City II. The land is located in Xinzheng District, Zhengzhou. This project covers a site area of 46,357 square meters and is expected to have a total GFA of 134,599 square meters, all of which are for commercial properties. We acquired the site in December 2017 and commenced construction in July 2018, and began to deliver units in 2021. This project consists of 165 units. We started pre-sale in January 2019, and as of December 31, 2024, we sold 161 units with a total GFA of 133,212 square meters.

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

Jinan Royal Spring Bay. The land is located in Zhangqiu District, Zhangqiu. This project covers a site area of 69,587 square meters and has a total GFA of 127,788 square meters, of which 83,982 square meters are for high-rise buildings, 27,921 square meters are for multi-layer buildings, 4,265 square meters are for retail stores and 11,620 square meters are for basements. We acquired the site in June 2018, commenced construction of this project in September 2018, and began to deliver units in 2021. This project consists of 1,230 units. We started pre-sale in December 2018, and as of December 31, 2024, we sold 1,059 units with a total GFA of 122,768 square meters.

Kunshan Xinyu Jiayuan. The land is located in Huaqiao District, South of Kunshan. This project covers a site area of 18,068 square meters and has a total GFA of 107,970 square meters, of which 103,081 square meters are for high-rise buildings, and 4,889 square meters are for office buildings. We acquired the site in July 2017 and commenced construction of this project in December 2017, and began to deliver units in 2021. This project consists of 909 units. We started pre-sale in September 2018, and as of December 31, 2024, we sold 887 units with a total GFA of 104,666 square meters.

Tianjin Spring Royal Palace II. The land is located in Sicundian Town, Wuqing District, Tianjin. This project covers a site area of 133,499 square meters and has a total GFA of 143,797 square meters, of which 71,602 square meters are for high-rise buildings, 507 square meters are for retail stores, and 71,688 square meters are for multi-layer buildings. We acquired the site in November 2014, commenced construction in October 2015, and began to deliver units in 2020. This project consists of 1,077 units. We started pre-sale in January 2018, and as of December 31, 2024, we sold 1,077 units with a total GFA of 143,222 square meters.

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

Hudson Garden Project - the Bloom on Forty Fifth. The land is located at 500 W 45th St., New York, NY. The project consists of a seven-story mixed use scheme, providing 92 residential apartments comprising studios, as well as one-b, two-b, three- and four-bedroom apartments, including 35,000 square feet of retail space. The development achieved final completion in 2021. As of December 31, 2024, there were 0 units left to sell.

Zhengzhou Fancy City III. The land is located west of Songshan Road and on 4th Ring Road, Zhengzhou. This project covers a site area of 27,599 square meters and is expected to have a total GFA of 80,628 square meters, of which 78,075 square meters are for high-rise buildings, 1,048 square meters are for retail stores, and 1,480 square meters are for basements. We acquired the site in December 2017 and commenced construction in March 2018, and began to deliver units in 2021. This project consists of 922 units. We started pre-sale in October 2018. As of December 31, 2024, we sold 929 units with a total GFA of 79,876 square meters.

Dalian International Health Technology Town I. The land is located in Lvshunkou District, Dalian. This project covers a site area of 58,740 square meters and is expected to have a total GFA of 98,733 square meters, of which 71,677 square meters are for high-rise buildings, 5,112 square meters are for retail stores, 27,056 square meters are for multi-layer buildings. We acquired the site in August 2018, commenced construction in October 2018, and began to deliver units in 2020. This project consists of 948 units. We started pre-sale in December 2018, and as of December 31, 2024, we sold 948 units with a total GFA of 98,623 square meters.

Suzhou He’an Garden. The land is located in New District, Suzhou. This project covers a site area of 118,667 square meters and is expected to have a total GFA of 117,999 square meters. We acquired the site in May 2019, commenced construction in December 2019, and began to deliver units in 2022. This project consists of 1,668 units. We started pre-sale in May 2020, and as of December 31, 2024, we sold 948 units with a total GFA of 98,623 square meters.

Xi’an Xinyuan Royal Palace. The land is located in the southwest corner of Shenzhou 3rd Road and Aerospace Middle Road in the Xi’an Aerospace Base, Xi’an. This site covers a site area of 80,673 square meters and is expected to have a total GFA of 201,626 square meters. We acquired the site in May 2017 and began to deliver units in 2023. This project consists of 1,159 units. We started pre-sale in February 2021, and as of December 31, 2024, we sold 1,159 units with a total GFA of 199,081 square meters.

Derun Project I. The land is located west of Jingguan South Road and south of Lijiang Road Zhengzhou. This project covers a site area of 49,718 square meters and is expected to have a total GFA of 122,246 square meters, of which 122,246 square meters are for high-rise buildings. We acquired the site in July 2020 and commenced construction in July 2020, and expect to deliver units in 2024. This project, when completed, will consist of 1,036 units. We started pre-sale in July 2020, and as of December 31, 2024, we sold 1,036 units with a total GFA of 122,246 square meters.

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

We outsource substantially all of our design work to reputable third-party design firms. Our design team works closely with our external designers and architects to ensure that our designs comply with PRC laws and regulations, and meet our design, smart house and other project objectives. Our senior management is also actively involved in the process, especially in the master planning and architectural design of our projects.

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

We maintain an internal marketing and sales force for our development projects and also use outside sales agencies for all of our projects while some of our projects also utilize our internal sales. Our marketing and sales teams work closely with each other and with our external sales agents to survey the demographics for a particular project area to determine the appropriate advertising, promotion, and selling plans for that project. We develop customer awareness through our marketing and promotion efforts and through referrals from satisfied customers. A sales team at each project is responsible for following through on the entire sales process including setting monthly sales targets, controlling prices, implementing special promotions, monitoring external sales agency performance, and processing customer feedback.

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

We endeavor to deliver the units to our customers on a timely basis. We closely monitor the progress and quality of construction of our property projects and conduct pre-delivery property inspections to ensure timely and qualified delivery. The time frame for delivery is set out in the sale and purchase agreements entered into with our customers, and according to the terms of the purchase agreements, we may be subject to penalty payments to the purchasers for delay in delivery caused by us. Once development on the property has been completed, has passed the requisite government inspections and is ready for delivery, we notify our customers and deliver the keys and possession of the property.

To ensure quality property management, we provide property management services to purchasers until they have become statutorily entitled to elect their own property management companies. As of December 31, 2024, owners of all of our developments, who had become statutorily entitled to elect their property management companies, continued to choose us to manage their properties, except for the Kunshan International City Garden project.

Our property management services include security, landscaping, building management and management of public facilities and equipment, and additional services, such as cultural activities, housekeeping and repair. We are currently managing approximately 40.1 million square meters, comprising more than 205,800 residential units.

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

We set up a specialized United States project team in 2012, comprised of U.S. local consultants and employees with substantial experience and understanding in various areas of the U.S. real estate market. As of December 31, 2024, we had a team of approximately six professionals in the United States. Their major responsibilities include project research, land valuation, property development management, contracts, and contract terms verification. We also work with outside consultants and agents familiar with the United States markets.

To date, our acquisitions in the United States have been opportunistic and have not followed a specific development model. Our first property development project in the United States, the New York Oosten Project, is in the Williamsburg neighborhood of Brooklyn, New York. We commenced construction of the development project in November 2013. We started marketing the pre-sale of our property upon receiving approval from the state attorney general in March 2014. As of December 31, 2024, we delivered 208 of 216 units with a total GFA of 28,551 square meters for a total revenue of US$329.0 million. Of the unsold units, we offered several units for rent and given the unique product and limited availabity of comparable apartments, we were able to achieve above market rents for these units. These units have consistently outperformed other location adjacent buildings. We sold the community facility space within the building in the first quarter of 2022. We continue to hold 64 parking licenses and 8 motorcycle parking licenses in the building, which we rent to unit owners and renters in the building. The parking is in high demand, and we continue to hold a waiting list of interested renters. We will look to sell the remaining parking licenses in the future, but have no specific timeline for disposition.

In January 2016, we also acquired a parcel of land in midtown Manhattan, New York, for US$57.5 million. The land allows for approximately 10,235 sellable & rentable square meters. The construction of the midtown Manhattan property, known as the Hudson Garden Project, is completed. The optimized structure design allows for the maximum amount of prime ground floor retail along the street front. The efficient residential unit design maximized the total number of units to 92. As of December 31, 2024, we sold 40 of 92 units with a total 3,169 square meters for a total revenue of US$56,745,268. In October 2024, we used the remaining 52 units to settle part of the mortgage debt. As of December 31, 2024, 98% of the retail spaces have been rented and all tenants are open and operating. Retail anchor is Target Department Store, a nationally recognized credit tenant.

In August 2016, we acquired a parcel of land in the Flushing neighborhood of Queens, New York for US$66.0 million. The land allows for approximately 30,112 sellable & rentable square meters. As of December 31, 2021, the demolition of the existing building with the exception of the landmark portion was completed. All historic artifacts have been removed from the site and are being restored offsite. We are in the final stage of obtaining approval on our development scheme from the City. We expect to get formal approval in May 2025. Due to the macroeconomic condition changes, we are also evaluating our devilment plan to adapt to the new market environment.

Our Leased Properties and Real Estate Related Services

Ancillary to our property development operations, we also lease certain properties, including an elementary school, two basements, seven clubhouses, thirteen parking facilities, fifteen kindergartens, seven shopping malls and a department. The rental income of our lease operations represented approximately 2.2%, 4.6% and 3.9% of our revenue in 2022, 2023 and 2024, respectively.

We provide property management services through Xinyuan Science and Technology Service Co., Ltd. In 2022, 2023 and 2024, revenue from our real estate related services represented 11.1%, 11.6% and 18.8% of our total revenue for those periods, respectively.

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

Our projects are normally required to undergo an environmental impact assessment by government-appointed third parties, and a report of such assessment needs to be submitted to the relevant environmental authorities in order to obtain their approval before commencing construction. Upon completion of each project, the relevant environmental authorities inspect the site to ensure that the applicable environmental standards have been complied with, and the resulting report is presented together with other specified documents to the relevant construction administration authorities for their approval and record. Approval from the environmental authorities of such report is required before we can deliver our completed work to our customers. In the past, we have not experienced any difficulties in obtaining those approvals for commencement of construction and delivery of completed projects. However, we cannot assure shareholders that we will not experience any difficulties in the future. See “Item 4. Information on the Company — B. Business Overview — Regulation — China — Regulations on Environmental Protection in Construction Projects.”

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

On November 24, 2014, the PRC State Council issued Interim Regulations on Real Estate Registration, which took effect on March 1, 2015 and were amended on March 24, 2019 and March 10, 2024. They stipulate the registration authorities and the procedures for registration of rights of real estate rights, including land use rights, which applies to first registration, change of registration, transfer of registration, cancellation of registration, correction of registration, dissidence registration, advance notice registration, close-down registration and other affairs concerning registration of real estate. Further, on January 1, 2016, MLR issued Implementing Rules of the Interim Regulations on Real Estate Registration, as amended on July 24, 2019, and further amended on May 9, 2024, which detail the rules of the registration procedures for registration of different kind of rights of real estate.

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

Regulations on Foreign-Invested Real Estate Enterprise

Industrial Restriction

Pursuant to the Special Administrative Measures on the Access of Foreign Investment (Negative List) (2021 Edition), or the “2021 Negative List,” jointly issued by the NDRC and the MOFCOM on December 27, 2021 and enforced on January 1, 2022, the foreign investment related to real estate development does not fall within the category of industries in which foreign investment is restricted or prohibited. The 2021 Negative List enumerates the restricted industries and the prohibited industries in relation to foreign investment, and the industries, such as real estate development industry, which do not fall within the 2021 Negative List, shall be administered under the principle of equal treatment to domestic and foreign investment. On March 15, 2019, the Foreign Investment Law of the People’s Republic of China, or the “FIL,” was issued by SCNPC and took effect on January 1, 2020, which also provides that the industries in which foreign investment is not restricted and prohibited shall be administered under the principle of equal treatment to domestic investment. However, where verification and record-filing of a foreign investment are required, relevant provisions of the State shall still be followed. Since 2021, the NDRC and MOFCOM have updated the Negative List annually, with the latest 2024 edition maintaining the same stance on foreign investment in real estate development—it remains unrestricted and non-prohibited.

Considering the increases to foreign investment in the real estate industry, the MOHURD, the MOFCOM, the NDRC, the PBOC, the SAIC, and the SAFE jointly implemented the Opinions on Regulating the Entry and Administration of Foreign Investment in the Real Estate Market, or Circular No. 171, on July 11, 2006 and amended on August 19, 2015, which may impact foreign investment in the real estate industry in the following areas:

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

On February 7, 2024, the Supreme People’s Court and the Ministry of Natural Resources of China (MNR) jointly issued the Opinions by the Supreme People’s Court and the Ministry of Natural Resources of Strengthening Connection Between Judicial Seizure and Disposal of Idle Land ([2024] No. 33), which took effect on the same day. The opinion defines land left undeveloped for over a year past the contracted construction start date as idle land. Notably, any periods where land is subject to judicial seizure results in such one-year period being paused and only resuming once the seizure is lifted. When property rights are transferred as a result of judicial processes, the calculation period for idle land restarts. The opinion also urges courts to permit landowners to develop seized land under specific circumstances to minimize land idleness.

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

Under the Implementing Regulations on Supervision of Proceeds from Pre-sales of Commodity Properties of Jinan City, implemented by Jinan Committee of Construction on September 26, 2005 and effective as of October 26, 2005, the proceeds from pre-sale of properties must be used in the construction of pre-sale projects, including the purchase of construction materials and equipment, remittance of construction fees and taxes payable, and should not be used for other purposes. Under the Regulations on the Supervision of Proceeds from the Pre-sale of Commodity Properties in Jinan City, published by the Jinan City MOHURD on April 4, 2023 and which took effect on April 6, 2023, the proceeds from the pre-sale of properties must be deposited into accounts monitored by regulatory authorities and a real estate developer must apply for use in accordance with the progress of construction.

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

In accordance with the Regulations on Supervision of Proceeds from the Pre-sales of Commodity Properties in Zhengzhou, implemented by the Zhengzhou People’s Government on November 19, 2009 and effective as of December 20, 2009, the proceeds from the pre-sale of properties must be used for the construction of the same, which includes the purchase of construction materials and equipment, remittance of fees for construction and taxes payable. Under the Regulations on the Supervision of Proceeds from the Pre-sale of Commodity Properties in Zhengzhou City (Draft for Comment), issued by the Zhengzhou City MOHURD on July 4, 2022, the proceeds from the pre-sale of properties must be deposited into accounts monitored by regulatory authorities and a real estate developer must apply for use in accordance with the progress of construction.

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

On November 27, 2024, the Ministry of Natural Resources (MNR) released the Compilation of Exemplary Cases on Optimizing the Business Environment for Real Estate Registration and Enhancing Convenience. This document consolidates various innovative practices from local governments nationwide, such as: integrated registration and tax filing, paperless transactions and blockchain-based record-keeping.

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

The Circular on Issues Relevant to Improving the Regulation and Control of the Real Property Market implemented by the General Office of the PRC State Council on January 26, 2011, provides that all local governments and the ministries and commissions under the PRC State Council must comply with the following requirements:

●	if an individual transfers a house within five years after purchasing it, all his or her income from such sale will be subject to business tax;
●	for a household purchasing a second residential household property by mortgage financing, the down payment must not be less than 60% of the purchase price, and the interest rate for a mortgage on such property must not be less than 1.1 times of the benchmark interest rate;
●	local governments are required to strengthen the administration of housing land supply and the land supply for housing for low-income people and shantytown renovation. Small and medium-sized common commodity property must not be less than 70% of the total housing land supply;
●	a local resident household having one residential household property, or a non-local resident household that is able to provide the individual income tax payment certificate or social insurance contribution certificate for a certain number of years, may only be allowed to purchase one more residential property;

●	a local resident household having two or more residential properties, or a non-local resident household having one or more residential properties or is unable to provide the individual income tax payment certificate or social insurance contribution certificate for a certain number of years, may not be allowed to purchase any residential property in the local area.

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

On February 26, 2013, the General Office of the PRC State Council announced the Circular on Continuing to Improve the Regulation and Control of the Real Estate Market, which among others, provides the following requirements:

●	all municipalities directly under the central government, municipalities with independent planning status, and provincial capital cities (excluding Lhasa) must promulgate their own plans and targets for price controls on newly constructed commodity properties (excluding low-cost housing projects) in 2013 based on the principle of stabilizing the current market price. Such plans and targets were required to be published within the first quarter of 2013;
●	limitations on the purchase of commodity properties must be strictly implemented, and the scope of such limitations must cover all newly constructed commodity properties and second-hand properties located within the entire administrative area of the city in question;
●	non-local resident families that already hold a property and non-local resident families that cannot prove their local payment of tax and/or social insurance for a required period of time shall be suspended from purchasing any property within the local administrative area;
●	for those cities with excessive growth in housing prices, the local counterparts of the PBOC may further increase down payment ratios and interest rates for loans to purchase second properties in accordance with the price control policies and targets of the corresponding local governments; and
●	the gains generated from the sale of a self-owned property shall be subject to individual income tax at a rate of 20%, if the original value of such property can be verified through historical information such as tax filings and property registration.

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

On February 17, 2016, the MOF, the SAT and the MOHURD jointly issued Circular on Adjusting Deed Tax and Business Tax Policies for Real Estate Transactions, which became effective on February 22, 2016, which were subsequently superseded by the Announcement on Tax Policies for Promoting the Stable and Healthy Development of the Real Estate Market issued on November 12, 2024, as mentioned below. Regarding deed tax, the circular provided that for first home buyers purchasing the only residence for their families (family members include the buyer, the buyer’s spouse and under-age children, as applicable hereinafter) with an area of 90 square meters or less, the deed tax was reduced to 1%; for a residence with an area of more than 90 square meters, the deed tax was reduced to 1.5%. For second home buyers purchasing a second residence with an area of 90 square meters or less, the deed tax was reduced to 1%; for residences with an area of more than 90 square meters, the deed tax was reduced to 2%. Regarding business tax, the circular provides that for any individual who sells his/her ordinary housing that is purchased and owned less than two years, full business tax is levied; for an individual who sells his/her ordinary housing purchased and owned not less than two years ago, the business tax was exempted. However, the circular specified that the policies regarding deed tax and business tax shall not apply to Beijing, Shanghai, Guangzhou and Shenzhen, where the business tax on transfer of residences by individuals as stipulated in the Circular of the Ministry of Finance, and the State Administration of Taxation on Adjusting Business Tax Policies for Transfer of Residences by Individuals still applied.

On November 12, 2024, the MOF, SAT, and MOHURD jointly issued the Announcement on Tax Policies for Promoting the Stable and Healthy Development of the Real Estate Market (Announcement No. 16 [2024]), which took effect on December 1, 2024, introducing comprehensive tax measures to promote stability in the real estate sector. As mentioned above, this announcement effectively superseded the previous Circular on Adjusting Deed Tax and Business Tax Policies for Real Estate Transactions. The updated policy implements reduced deed tax rates for residential purchases, applying a 1% rate for first homes under 140 square meters (1.5% for larger units) and similarly discounted rates for second-home purchases, subject to family housing status verification through either interagency data sharing or a newly established commitment system. The Announcement further standardizes VAT and land value-added tax policies nationwide, eliminating previous distinctions between ordinary and non-ordinary housing classifications in designated cities while maintaining existing exemptions for qualifying residential developments. Notably, the policy extends VAT exemptions to all qualifying secondary market transactions of properties held for two or more years, including in major metropolitan areas. These measures, which supersede the 2016 tax framework, apply retroactively to eligible pending transactions and reflect the government’s dual focus on reducing transaction costs for end-users while maintaining regulatory oversight through technology-enabled compliance mechanisms. The policy forms part of China’s broader strategy to support genuine housing demand and restore equilibrium in property markets through targeted fiscal instruments.

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

On September 29, 2024, the PBC issued the Announcement No. 11 [2024] of the People’s Bank of China—Relevant Matters on Regarding Improving the Pricing Mechanism for Commercial Personal Housing Loans, which took effect on the same day. The announcement aims to improve the pricing mechanism for commercial personal housing loans. Starting from November 1, 2024, borrowers with floating rate loans can negotiate repricing periods with financial institutions, and those with significant rate differentials compared to newly issued loans can replace existing loans with new floating rate loans.

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

On September 24, 2024, the PBC and NFRA issued the Notice on Optimizing the Policy on Minimum Down Payment Ratios for Personal Housing Loans, which took effect on the same day. The notice establishes that for households purchasing homes with loans, commercial personal housing loans no longer distinguish between first and second homes, with the minimum down payment ratio uniformly set at no less than 15%. Building upon this nationally unified minimum down payment requirement, provincial branches of the PBC and local offices of the NFRA can independently determine whether to establish differentiated minimum down payment ratio policies for cities within their jurisdictions according to city-specific regulatory principles, based on regulatory requirements of municipal governments in their jurisdictions, and set the lower limit of minimum down payment ratios for each city.

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

According to the Environmental Regulations, a developer is required to submit an environmental impact report, an environmental impact report form, or an environmental impact registration form (as the case may be) to the relevant environmental protection administration for approval during the project’s feasibility analysis stage. In the meantime, if any ancillary environmental protection facilities are necessary in the construction project, such facilities are required to be designed, constructed and used in conjunction with the main project. After completion of the project, the developers are required to apply to the relevant environmental protection administrations for final acceptance examination in respect of any ancillary environmental protection facilities. Construction projects are approved for use after passing the said acceptance examination.

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

Regulations on Civil Air Defense Property

Pursuant to the National Defense Law of the PRC, promulgated by the NPC on March 14, 1997 and amended by SCNPC on August 27,2009 and December 26, 2020, national defense assets are owned by the State. Pursuant to the Civil Air Defense Law of the PRC promulgated by the SCNPC on October 29, 1996 and amended on August 27, 2009, the State supports and encourages the enterprises to invest in the construction of civil air defense property. The civil air defense property is used and managed at ordinary time by its investor who derives profits therefrom. The design, construction and quality of the civil air defense property must conform to the protection and quality standards established by the State. The use of civil air defense property at ordinary time shall not impair its function of air defense. Pursuant to the Interim Measures for Quality Supervision and Management of Civil Air Defense Property, promulgated by the National Civil Air Defense Office on February 13, 2001, the construction of the civil air defense property shall be subject to the supervision of the relevant quality supervision department of civil air defense.

Regulations on Property Management

The Property Management Rules, implemented on September 1, 2003 and amended by the PRC State Council on October 1, 2007, February 6, 2016 and March 19, 2018, regulates the property management activities. The Property Management Rules specifies the rights and obligations of property owners, Property Owners’ Committee, or the “POC,” and property service enterprises. For example, the property owners have the right to appoint and dismiss property service enterprises (formerly known as property management enterprises). Prior to the selection of the POC, the property developer would select a property management enterprise to provide property management services and property management fees would be determined by mutual consent between the POC and the property management enterprise, and set forth in writing in the property management service contract. The Civil Code further provides more regulations regarding the property management services, such as the right to terminate property management service contracts without any reason enjoyed by the property owners. Xinyuan Science and Technology Service Co., Ltd. is a property management company.

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

Regulatory Developments on Company Governance

On December 29, 2023, the Standing Committee of the National People’s Congress enacted amendments to the PRC Company Law, which became effective on July 1, 2024. These amendments introduce significant changes to corporate governance and shareholder rights for PRC companies. The amended law requires shareholders of PRC limited liability companies to fully pay their subscribed registered capital within five years of company establishment, unless otherwise specified by laws and regulations. For companies established before July 1, 2024, capital contribution periods exceeding this new limit must be adjusted. The State Administration for Market Regulation issued implementing provisions establishing a three-year interim period (July 1, 2024 to June 30, 2027) for existing companies to comply with the new requirements.

If a shareholder fails to make timely capital contributions as required, the company must send a written notice requesting payment within a grace period of at least sixty days. Should the shareholder still fail to fulfill their obligation after this period, the company may, upon board resolution, issue a written forfeiture notice. Upon issuance of this notice, the shareholder forfeits the unpaid equity interests, which must then be transferred or cancelled according to applicable law.

The amended law removes the upper limit on the number of directors for limited liability companies. Companies with more than 300 employees but without a board of supervisors must include an employee representative as a director, to be democratically elected by employees. Additionally, certain companies, including limited liability companies, joint stock limited companies of small scale or with few shareholders, and wholly state-owned companies, may now establish an audit committee in lieu of a board of supervisors.

Under the amended law, shareholders of limited liability companies may transfer their equity interests without obtaining consent from other shareholders, provided they notify other shareholders in writing. Other shareholders are deemed to have waived their right of first refusal if they fail to respond within 30 days of receiving written notice. Upon transfer, the shareholder must notify the company in writing to update the register of shareholders and register the change with the appropriate enterprise registration authority. If the company refuses or fails to respond, the transferee and transferor may seek judicial remedy.

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

Our websites only collect basic user personal information that is necessary to provide the corresponding services. We do not collect any sensitive personal information or other excessive personal information that is not related to the corresponding services. We update our privacy policies from time to time to meet the latest regulatory requirements of the CAC and other authorities and adopt technical measures to protect data and ensure cybersecurity in a systematic way. Nonetheless, the Personal Information Protection Law raises the protection requirements for processing personal information, and many specific requirements of the Personal Information Protection Law remain to be clarified by the CAC, other regulatory authorities, and courts in practice. We may be required to make further adjustments to our business practices to comply with the personal information protection laws and regulations.

Many data-related laws and regulations in China are relatively new and certain concepts thereunder remain subject to discretionary and potentially competing interpretations by relevant regulators. If any data that Xinyuan possesses belongs to data categories that are subject to heightened scrutiny under such laws and regulations, then Xinyuan could be required to adopt stricter measures for the protection and management of such data. In general, compliance with currently existing PRC laws and regulations, as well as additional laws and regulations that PRC regulatory bodies may enact in the future, related to data security and personal information protection can be costly and would likely result in additional expenses to Xinyuan. Any failure to comply with such laws and regulations could also subject Xinyuan to negative publicity, which could harm our reputation and business operations. There are also uncertainties with respect to how such laws and regulations will be implemented and interpreted in practice, or whether more restrictive laws or regulations may be promulgated in the future. We are also in the process of evaluating the potential impact of the newly promulgated Regulations on Administration of Cyber Data Security, which relates to cybersecurity, privacy, data protection and information security. This regulation was stipulated on September 24, 2024 and took effect on January 1, 2025, and we are monitoring its effect on our current business practices. All these laws and regulations may result in additional expenses and obligations to us and subject us to negative publicity, which could harm our reputation and negatively affect the trading price of the ADSs. We expect that these areas will receive greater public scrutiny and attention from regulators and more frequent and rigid investigation or review by regulators, which will increase our compliance costs and subject us to heightened risks and challenges. If we are unable to manage these risks, we could become subject to penalties, fines, suspension of business and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected. We believe, to the best of our knowledge, that our business operations are compliant with the currently effective PRC laws relating to cybersecurity, data security, and personal data and privacy laws in all material respects. We have taken and will continue to take reasonable measures to comply with such laws and regulations.

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

On October 11, 2019, Xinyuan’s property management service entity, Xinyuan Property Management Service (Cayman) Ltd., or Xinyuan Service, was listed on the Hong Kong Stock Exchange under code “01895,” with 25% of the outstanding shares issued to new investors, following an internal reorganization pursuant to which Xinyuan Service became a subsidiary of Xinyuan Real Estate, Ltd. The initial public offering price for each share was HK$2.08, representing an initial market valuation of HK$1.04 billion. Xinyuan Real Estate, Ltd. remains the largest shareholder of Xinyuan Service, holding 43.07% of its total shares, and Xinyuan Service is consolidated in Xinyuan’s financial statements.

D.	Property, plant and equipment

Our headquarters and some of our subsidiaries are located in Beijing, China, where we lease approximately 2,917 square meters of office space. We also lease approximately 282 square meters of office space in New York.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Shareholders should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information — D. Risk Factors” or in other parts of this annual report on Form 20-F.

In accordance with Instruction 6 to Item 5, information with respect to the fiscal year 2022 has been omitted from this Item 5. Such information has previously been reported and is available in Item 5 of the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2023.

A.	Operating Results

Overview

Since our inception in 1997, we have completed 84 projects with total GFA of 11,787,224 square meters. As of December 31, 2024, we had 23 projects covering 8 cities in China, the United States and the United Kingdom with estimated total GFA of 4,219,316 square meters under construction and planning, of which 16 projects with estimated total GFA of 3,127,253 square meters were under construction. As of December 31, 2023, we had 24 projects covering 9 cities in China and the United States with estimated total GFA of 4,588,172 square meters under construction and planning, of which 17 projects with estimated total GFA of 3,250,435 square meters were under construction. As of December 31, 2024 and 2023, we had no projects in Malaysia or the U.K. under construction or planning.

Our total revenue, derived primarily from sales of residential real estate, was US$805.0 million in 2023 and US$514.7 million in 2024. Our net income was US$30.5 million in 2023 and net loss was US$46.0 million in 2024. We acquire land in China primarily through auctions of government land and acquisitions of landowning entities. These acquisition methods allow us to obtain unoccupied land with unencumbered land use rights, which in turn enables us to save the time and expenses associated with protracted legal processes to obtain title, demolition and re-settlement and to commence construction quickly.

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

Principal Factors Affecting Our Results of Operations

Economic growth and demand for residential property in China and since 2012, in the United States

Our business and results of operations are significantly affected by trends and developments in the PRC economy, including disposable income levels, urbanization rate, population growth, and availability of project and consumer financing, which affect demand for residential properties in China. During the past decade, China has experienced significant economic growth, which has created a favorable operating environment for us in the cities where we operate. As of December 31, 2024, 98% of the units in our completed projects were sold. We have periodically experienced some volatilities in demand due to the strict mortgage policy and other measures taken by the PRC government to slow down the rapid increase in housing prices, such as the Circular on Continuing to Improve the Regulation and Control of the Real Estate Market announced by the General Office of the PRC State Council in February 2013 which, among others, requires an individual income tax at a rate of 20% on gains generated from the sale of a self-owned property. See “Item 4. Information on the Company—B. Business Overview—Regulation—China—Regulations on Real Estate Financing.” However, we expect continuing economic growth in China, rising disposable income levels and population growth in our target cities to support demand for residential properties over the next several years. If we continue to expand our business operations in the United States, trends and development in the U.S. economy, including developments in the United States housing markets, will become increasingly important to our business and results of operations.

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

In addition to bank debts, we obtain financing through the issuance of debt securities and through onshore corporate bonds issued by our subsidiary, Xinyuan China. As of December 31, 2024, we had an outstanding US$627.7 million aggregate principal amount of senior secured notes with interest rates ranging from 3.0% to 14.5%. Also, as of December 31, 2024, Xinyuan China had outstanding US$38.1 million in corporate bonds. For more detailed discussions of the bank borrowing and debt securities, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

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

Government land auctions are a transparent and competitive process for bringing development land to market, allowing the developer to acquire clean titles and the ability to proceed immediately with development. However, as competition for development sites increases, the auction mechanism tends to lead to higher prices. In 2023 and 2024, land use rights costs, including auction price and taxes, constituted 31.2% and 26.1%, respectively, of our costs of revenue. During 2024, the cost of land acquisitions in China we incurred, including deposits for potential acquisitions under the negotiated land acquisition model, was immaterial.

We acquire our development sites or land held for sale in the United States generally through off-market transactions, including resales and distressed sales. We did not purchase any new property in the United States in 2023 and 2024.

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

	2023		2024
	US$	%	US$	%
	(in thousands, except for percentages)
Real estate sales	658,073	81.8	385,529	74.8
Real estate lease income	37,218	4.6	19,987	3.9
Real estate management services income	93,677	11.6	96,508	18.8
Other revenue	16,006	2.0	12,651	2.5
Total revenue	804,974	100.0	514,675	100.0

The impact of foreign exchange rate variances on reported revenue in U.S. dollars was an adverse 1.11% in 2024, compared to an adverse 4.78% in 2023.

Real estate sales

Real estate sales represent revenue from the sales of residential properties we develop and acquire. Throughout this annual report, real estate sales are stated net of sales tax levied on the relevant contracted sales value. Sales tax is a one-time tariff applicable to property sales in the PRC which consists of a business tax at the rate of 5%, an urban construction tax at the rate of 0.35% and an education surcharge at the rate of 0.15%. Total sales tax amounted to US$1.23 million and US$1.25 million in 2023 and 2024, respectively. Beginning May 1, 2016, a value added tax instead of the business tax was levied on the relevant contracted sales value at the rate of 5% or 11%. Beginning May 1, 2018, the rates of value added tax was levied on the relevant contracted sales value at the rate of 5% or 10%. Beginning May 1, 2019, the rates of value added tax was levied on the relevant contracted sales value at the rate of 5% or 9%.

On January 1, 2018, the Company adopted ASC 606: “Revenue from Contracts with Customers,” or “ASC 606,” issued by the Financial Accounting Standards Board. The Company adopted the guidance using the modified retrospective approach. Under the new revenue recognition standards, revenue from domestic real estate sales under the previous contract terms, which used to be recognized over time under the percentage of completion method, or “POC,” is no longer recognized until title is transferred and the Company does not have the enforceable right to payment, therefore, the revenue, cost and retained earnings decreased; on the other hand, the balance of real estate properties under development and customer deposits increased. In 2023 and 2024, all the revenue related to the projects in the U.S. were recognized after the title was transferred.

Real estate lease income

Real estate lease income represents the income from the rental of ancillary facilities, including retail properties, parking facilities, kindergartens, elementary schools, and clubhouses in a number of our developments.

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

Costs of revenue

The following table sets forth a breakdown of our costs of revenue for the period indicated:

	2023		2024
	US$	%	US$	%
	(in thousands, except for percentages)
Cost of real estate sales
Land use rights costs	209,952	31.2	112,713	26.1
Construction costs	347,711	51.7	222,082	51.4
Total cost of real estate sales	557,663	82.9	334,795	77.5

Cost of real estate lease income	33,920	5.0	10,036	2.3
Cost of real estate management services	72,310	10.8	79,734	18.4
Other costs	8,616	1.3	7,680	1.8
Total Costs of revenue	672,509	100.0	432,245	100.0

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

Construction costs. We outsource the construction of all of our projects to third party contractors, whom we select through a competitive tender process. Our construction contracts provide for flexible payments which cover substantially most of all labor, materials, fittings and equipment costs, subject to adjustments for certain prescribed contingencies, such as design changes during the construction process or changes in government-suggested steel prices or cement prices. Our construction costs consist primarily of the payments to our third-party contractors, which are paid over the construction period based on specified milestones. In addition, we directly purchase and supply a limited range of fittings and equipment, including elevators, window frames and door frames. Our construction costs also include capitalized interest costs in the amount of US$55.6 million and US$41.0 million and in 2023 and 2024, respectively.

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

In 2024, we recognized a reversal of impairment loss of US$5,122,885 (2023: recognized an impairment loss of US$7,221,978) for our active projects, consisting of projects under construction or planning or completed or held for lease.

Cost of real estate lease income

Our cost of real estate lease income consists primarily of depreciation expenses and maintenance expenses associated with the leased properties. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The estimated useful lives of our properties held for lease are 20-60 years.

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

As of December 31, 2024, we employed 100 full-time sales and marketing personnel. We expect our selling and marketing expenses to increase in the near future as we increase our sales efforts, launch more projects and target new markets to expand our operations.

General and Administrative Expenses

General and administrative expenses principally include:

●	staff salaries and benefits, quarterly and annual bonuses, and stock-based compensation;
●	traveling and office expenses;
●	professional fees, such as audit and legal fees; and
●	other expenses.

Interest Income

Interest income represents interest earned mainly on our bank balances.

Interest Expenses

Interest expenses include (i) interest on RMB514.5 million (US$75 million) principal amount of our 12.0% notes due 2022, or the “June 2022 Senior Secured Notes,” US$300 million principal amount of our 14.50% notes due 2023, or the “September 2023 Senior Secured Notes,” US$270 million principal amount of our 14.00% notes due 2024, or the “January 2024 Senior Secured Notes,” US$628 million principal amount of our public onshore bonds (which was partially redeemed early in 2019), US$331.3 million principal amount of our 3.00% notes due 2027, or the “September 2027 Senior Secured Notes,” US$377 million principal amount of our non-public onshore bonds (which was partially redeemed early in 2019) and other borrowings, and (ii) amortization of debt issuance cost.

All of our borrowings are granted by PRC commercial banks or financing institutions and denominated in RMB except for U.S. dollar and Hong Kong dollar-denominated borrowings from the following: US$76.7 million from Ares Management, US$14.1 million from KM429 Kent Avenue Financing LLC, US$37.7 million from RKO Flushing Development LLC and US$32.5 million from Bluebird Credit EM LLC. Our senior secured notes (see below) are also denominated in U.S. dollars. Interest rates on our long-term PRC bank borrowings are typically variable and linked to benchmark rates published by the PBOC. Our weighted average interest rate on short-term bank loans and other debt as of December 31, 2024 was 7.24%. As of December 31, 2024, the PBOC benchmark rate for a one-year loan was 4.35% per annum and those for loans of more than one year ranged from 4.75% to 4.90% per annum.

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

In 2024, out of total interest costs incurred, US$117.4 million did not qualify for interest capitalization treatment under U.S. GAAP and was charged to the 2024 Statement of Comprehensive Income. Total gross interest costs incurred amounted to US$200.2 million in 2024, including US$199.1 million of interest on loans and notes and US$1.1 million of amortization of debt issuance costs.

Share of Income/(Loss) of Equity Investee

As of December 31, 2023 and 2024, the Group had a 1.85% investment in Zhengzhou Lianhe Real Estate Co., Ltd. The Group does not exercise significant influence over Zhengzhou Lianhe Real Estate Co., Ltd. and therefore, the Group accounts for the investment as a nonmarketable equity security. Investment income is recognized by the Group when the investee declares a dividend and the Group believes it is collectible. The Company adopted ASU 2016-01 and elected to record equity investments without readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the Company. There were no material adjustments for observable price change or impairment related to these investments in 2024.

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

On June 22, 2018, the Company together with a non-affiliated company, Huzhou Xinhong Real Estate Development Co., Ltd, established a joint venture, Huzhou Xinhong Town Construction and Development Co., Ltd., or “Huzhou Xinhong,” in which the Company holds a 78.46% equity interest. Based on Huzhou Xinhong’s articles of association, the Company cannot exercise control of Huzhou Xinhong, but has the ability to exercise significant influence over Huzhou Xinhong’s operating and financial decisions and accounted for it as an equity method investment.

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

As of December 31, 2024, the Group’s investment in the investees in the aggregate exceeded its proportionate share of the net assets of the equity method investees by US$nil (December 31, 2023: US$nil). This difference, if any, represents equity method goodwill and therefore, is not amortized. In 2024, the Group recognized share of loss amounting to US$9.2 million (2023: US$17.9 million), mainly consisting of MDL amounting to US$4.4 million and Wuhu Penghong amounting to US$3.8 million. As of December 31, 2023 and 2024, there was no material impairment related to these investments.

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

From January 1, 2024 to December 31, 2024, the Company redeemed the September 2027 Senior Secured Notes for a total principal amount of US$16.8 million. The Company recognized gain on extinguishment of debt amounting to US$13,018,597.

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

From January 1, 2024 to December 31, 2024, the terms of some debt were modified, mainly including extensions and reduced interest rates. The Company recognized gains on modification of debt amounting to US$21,253,128.

Income Taxes

The following table sets forth the components of income taxes for the periods indicated:

	2023		2024
	US$	%	US$	%
	(in thousands, except for percentages)
Corporate income tax	75,387	136.4	(20,818)	(37.9)
Land appreciation tax	70,422	127.4	31,720	57.8
Deferred tax benefits	(90,534)	(163.8)	43,997	80.1
Income taxes	55,275	100.0	54,899	100.0

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

We have made provision for the corporate income tax, or CIT, payable by our PRC subsidiaries based on the statutory income tax rate of 25%, after appropriate adjustments to our taxable income used in the calculation. The difference between tax payable on our actual taxable income and tax levied on the deemed taxable income basis has been treated as an unrecognized tax benefit under ASC 740-10 “Income Tax,” or ASC 740-10, which had a balance of US$104.3 million as of December 31, 2024. The movement in the unrecognized tax benefits is mainly attributable to deemed interest income from our subsidiaries during the year amounting to US$16.8 million, related late payment interests amounting to US$1.3 million and reductions for tax positions of prior years amounting to US$16.8 million.

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

In 2024, we have made provision for LAT with respect to properties sold up to December 31, 2024 in accordance with the requirements set forth in the relevant PRC tax laws and regulations.

Share-based Compensation Expense

We have seven share-based compensation plans: (1) our 2007 long-term incentive plan (which expired in 2017 and has remaining options), (2) our 2014 Restricted Stock Unit Plan, or “the 2014 RSU Plan,” (3) our 2015 long-term incentive plan, (4) a restricted share scheme operated by our subsidiary, Xinyuan Property Management Service (Cayman) Ltd., adopted on January 31, 2019, (5) an employee stock option plan for Xinchuang Technology Co. Ltd., or Xinchuang Technology, adopted on September 28, 2019, (6) our 2020 restricted stock unit plan, adopted on June 30, 2020, and (7) a share award scheme operated by our subsidiary, Xinyuan Property Management Service (Cayman) Ltd., adopted on July 8 2024.

Under our 2007 long-term incentive plan, as of December 31, 2024, there were nil options granted prior to the expiration of the 2007 long-term incentive plan that remained exercisable. Under our 2014 RSU Plan, we have granted 12,453,194 restricted common shares to employees and directors that vest ratably over a three-year service vesting period. Under our 2015 long-term incentive plan, we may grant options, restricted shares, restricted stock units, stock appreciation rights and other stock-based awards for the purchase of up to 20,000,000 common shares. As of December 31, 2024, 2,687,934 options remained outstanding and exercisable, and 14,865,808 shares remained eligible for future grants under the 2015 long-term incentive plan.

We incurred compensation cost of US$nil and US$1.1 million in 2023 and 2024, respectively, in the general and administrative expenses. For a description of the grants under each of the plans, see Note 16 of the consolidated financial statements included elsewhere in this annual report.

Results of Operations

The following table presents a summary of our consolidated statements of comprehensive income by amount and as a percentage of our total revenue during the periods indicated. Our historical results presented below are not necessarily indicative of the results that may be expected for any other future period.

	2023		2024
	US$	%	US$	%
	(in thousands, except for percentages)
Revenue	804,974	100.0	514,675	100.0
Costs of revenue	(672,509)	(83.5)	(432,245)	(84.0)
Gross profit	132,465	16.5	82,430	16.0
Selling and distribution expenses	(9,928)	(1.2)	(5,410)	(1.1)
General and administrative expenses	(74,244)	(9.2)	(38,121)	(7.4)
Gain on disposal of property held for lease	—	—	72	0.0
Operating income	48,293	6.0	38,971	7.6
Interest income	4,779	0.6	3,121	0.6
Interest expenses	(176,940)	(22.0)	(117,409)	(22.8)
Exchange gains	13,482	1.7	8,265	1.6
Other income	25,427	3.2	15,963	3.1
Share of loss of equity investees	(17,914)	(2.2)	(9,231)	(1.8)
Net gain on debt extinguishment	169,933	21.1	48,644	9.5
Gain on modification of debt	26,373	3.3	21,253	4.1
Loss on short-term investments	(7,626)	(0.9)	(701)	(0.1)
Income from operations before income taxes	85,807	10.7	8,876	1.7
Income tax expenses	(55,275)	(6.9)	(54,899)	(10.7)
Net income/(loss)	30,532	3.8	(46,023)	(8.9)
Net income/(loss) attributable to non-controlling interest	9,750	1.2	(4,995)	(1.0)
Net income/(loss) attributable to Xinyuan Real Estate Co., Ltd. shareholders	40,282	5.0	(51,019)	(9.9)

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Revenue

Revenue decreased by US$290.3 million, or 36.1%, to US$514.7 million in 2024 from US$805.0 million in 2023.

Real estate sales

Revenue from real estate sales decreased by US$272.5 million, or 41.4%, to US$385.5 million in 2024 from US$658.1 million in 2023, principally due to decrease in contract sales due to economic downturn and the general condition of housing market in China.

The following sets forth the percentage of completion, the percentage sold and related revenue for our pre-sold projects in 2023 and 2024. The revenue for our new pre-sold projects since January 1, 2018 are recognized on an over-time basis upon the adoption of ASC 606 and recognized at a point in time in the United States. For information regarding revenue recognition on an over time basis and at a point in time, see “Critical Accounting Policies,” below.

				Percentage Sold-
		Percentage of Completion		Accumulated as of
Project	Total GFA	as of Dec 31,		Dec 31,		Revenues recognized for Year Ended Dec 31,
		2023	2024	2023	2024	2023		2024
	m2%		%	%	%	US$	%	US$	%
Chengdu Region
Chengdu Xinyuan Splendid I	231,032	100.0	100.0	100.0	100.0	—	—	—	—
Chengdu Xinyuan Splendid II	217,010	100.0	100.0	100.0	100.0	—	—	—	—
Chengdu Thriving Family	203,373	99.8	99.9	99.6	99.6	(1,637,204)	(0.2)	—	—
Chengdu Xinyuan City	741,602	82.8	87.1	61.7	61.4	149,181,277	22.7	30,122,072	7.8
Jiangsu Region
Shanghai Royal Palace	57,770	99.9	99.9	67.3	67.3	10,321	—	53,270	—
Suzhou International City Garden	204,147	100.0	100.0	100.0	100.0	(9,199)	—	(6,400)	—
Suzhou Lake Splendid	198,113	100.0	100.0	100.0	100.0	—	—	—	—
Suzhou Xin City	127,291	100.0	100.0	100.0	100.0	—	—	—	—
Suzhou Lake Royal Palace	169,781	100.0	100.0	100.0	100.0	—	—	—	—
Kunshan International City Garden	497,972	100.0	100.0	100.0	100.0	170,813	—	—	—
Kunshan Royal Palace	280,091	100.0	100.0	100.0	100.0	—	—	—	—
Kunshan Xindo Park	89,001	100.0	100.0	99.9	99.9	—	—	(4,693)	—
Xuzhou Colorful City	130,845	99.6	99.6	100.0	100.0	(1)	—	—	—
Kunshan Xinyu Jiayuan	107,970	97.3	98.8	96.9	97.4	5,859,859	0.9	6,406,859	1.7
Suzhou Galaxy Bay	73,451	94.7	94.7	96.1	96.4	2,340,681	0.4	313,215	0.1
Suzhou Gusu Shade I	11,944	100.0	100.0	98.9	97.7	3,297,240	0.5	(586,536)	(0.2)
Shandong Region
Jinan International City Garden	263,793	100.0	100.0	100.0	100.0	—	—	—	—
Jinan Xinyuan Splendid	573,273	100.0	100.0	100.0	100.0	(8,004)	—	533,015	0.1
Jinan Royal Palace	449,450	98.5	98.7	100.0	100.0	286,235	—	(65,344)	—
Jinan Xin Central	196,169	100.0	100.1	99.9	99.9	145,362	—	—	—
Qingdao Royal Dragon Bay	156,403	91.1	96.6	88.7	88.6	1,052,020	0.2	19,715,142	5.1
Jinan Royal Spring Bay	127,788	96.6	96.7	87.3	95.4	3,751,126	0.6	11,013,920	2.9
Lingshan Bay Dragon Seal	380,890	75.3	82.2	37.0	41.4	83,897,546	12.7	72,553,712	18.8
Henan Region
Zhengzhou Xinyuan Colorful Garden	191,781	100.0	100.0	100.0	100.0	—	—	—	—
Zhengzhou Finance Square	67,225	100.0	100.0	100.0	100.0	(16,919)	—	(47,227)	—
Zhengzhou Modern City	232,054	100.0	100.0	100.0	100.0	—	—	—	—
Zhengzhou Century East A	76,764	100.0	100.0	100.0	100.0	599,257	0.1	—	—
Zhengzhou Century East B	166,481	100.0	100.0	100.0	100.0	879,019	0.1	—	—
Zhengzhou Xin City	210,530	100.0	100.0	99.0	99.0	378,614	0.1	—	—
Zhengzhou Thriving Family	133,779	99.5	99.5	92.6	92.7	2,141,287	0.3	(265)	—
Henan Xin Central I	261,606	99.5	99.5	96.5	96.5	1,874,242	0.3	—	—
Xingyang Splendid I	114,997	97.5	97.7	99.5	99.5	—	—	—	—
Xingyang Splendid II	118,530	87.5	87.6	79.1	79.1	14,625,697	2.2	451,086	0.1
Xingyang Splendid III	120,872	99.6	99.4	99.4	99.4	128,241	—	—	—
Xingyang Splendid IV	152,920	69.4	74.9	85.4	86.8	13,514,679	2.1	8,964,842	2.3
Zhengzhou Xindo Park	134,362	98.9	98.9	88.8	88.8	(19,285)	—	(27,887)	—
Zhengzhou Fancy City I	166,685	99.8	100.0	93.9	93.9	298,033	—	—	—
Zhengzhou Fancy City III	80,628	96.8	99.3	96.0	96.7	5,909,805	0.9	4,197,519	1.1
Zhengzhou International New City I	356,493	98.6	98.7	99.4	99.4	441	—	(39,063)	—
Zhengzhou International New City II	175,935	86.5	87.3	99.7	99.7	6,663,704	1.0	136,748	—
Zhengzhou International New City III A	97,099	90.3	87.6	99.8	99.8	(297,560)	—	—	—
Zhengzhou Fancy City II (South)	84,274	98.4	98.6	98.9	98.9	169,513	—	(464)	—
Zhengzhou Fancy City II (North)	109,085	96.9	95.9	89.9	89.9	890,096	0.1	—	—
Henan Xin Central II	109,328	99.7	99.7	98.5	98.5	476,131	0.1	—	—
Zhengzhou International New City III B	118,678	83.6	86.3	99.9	99.9	(3,641,325)	(0.6)	5,608,735	1.5
Zhengzhou International New City III C	82,965	99.3	86.4	93.1	93.1	4,224,539	0.6	(15,839,755)	(4.1)
Zhengzhou International New City III D	46,094	93.5	94.1	96.1	96.1	391,490	0.1	515,713	0.1
Zhengzhou International New City IV	199,750	88.6	91.6	95.3	95.3	44,837,883	6.8	10,883,968	2.8
Zhengzhou Hangmei International Wisdom City I	133,962	95.4	97.8	86.8	94.5	(515,435)	(0.1)	11,460,911	3.0
Zhengzhou Hangmei International Wisdom City II	134,599	92.8	90.6	99.0	91.7	(129,723)	—	(6,504,619)	(1.7)
Zhengzhou Hangmei International Wisdom City III	47,407	19.3	78.5	30.3	86.2	1,291,379	0.2	13,932,261	3.6
Xinyuan Golden Water View City	332,305	82.1	85.4	50.6	50.6	6,762,747	1.0	12,965,228	3.4
Xingyang Splendid V	80,486	78.58	83.1	94.34	94.7	17,342,168	2.6	3,529,641	0.9
Zhengzhou International New City IV B10	92,331	67.19	70.0	86.88	87.7	5,730,554	0.9	3,518,946	0.9
Zhengzhou International New City A04	104,924	68.58	73.2	83.36	83.5	4,334,552	0.7	5,560,301	1.4
Derun project I	122,246	76.6	88.4	92.98	96.5	22,416,486	3.4	32,002,455	8.3
Xinyuan Yue Royal Palace	275,742	55.73	59.5	13.74	15.7	1,291,709	0.2	5,907,754	1.5
Anhui Region
Hefei Wangjiang Garden	145,455	100.0	100.0	100.0	100.0	40,008	—	434,705	0.1
Beijing Region
Beijing Xindo Park	133,096	99.9	99.9	99.5	99.5	708,239	0.1	(8,163)	—
Tongzhou Xinyuan Royal Palace	87,988	92.3	97.6	82.3	93.7	94,966,954	14.4	85,327,519	22.1
Tianjin Spring Royal Palace I	140,097	99.1	99.6	92.1	99.8	3,843,882	0.6	2,045,111	0.5
Tianjin Spring Royal Palace II	143,797	96.6	96.9	98.3	98.3	7,536,360	1.1	643,025	0.2
Changsha Region
Changsha Xinyuan Splendid	252,361	100.0	100.0	96.1	96.2	(630,314)	(0.1)	414,728	0.1
Changsha Mulian Royal Palace	90,993	99.5	99.5	100.0	100.0	61,042	—	(3,261,077)	(0.8)
Changsha Furong Thriving Family	72,042	99.5	99.5	100.0	99.9	1,196,944	0.2	(137,002)	—
Sanya Region
Sanya Yazhou Bay No.1	119,237	98.8	98.8	100.0	100.0	(30,892)	—	(17,459)	—
Xi’an Region
Xi’an Metropolitan	288,625	98.8	98.8	97.8	97.8	(681,639)	(0.1)	(118)	—
Xi’an Xinyuan Royal Palace	201,626	93.4	99.3	96.2	97.1	109,940,244	16.7	31,239,266	8.1
Dalian Region
Dalian International Health Technology Town I	98,733	95.9	98.5	91.8	91.7	14,446,732	2.2	2,627,526	0.7
Dalian International Health Technology Town II	9,193	93.4	99.3	96.2	97.1	365,001	0.1	(160,131)	—
Guangdong Region
Foshan Xinchuang AI International Science And Technology Innovation Valley I	195,116	91.0	92.2	58.44	58.6	(2,069,377)	(0.3)	2,346,444	0.6
Malaysia Region
Malaysia Project	N/A	N/A	N/A	N/A	N/A	—	—	18,567,205	4.8
US Region
Hudson	6,848	N/A	N/A	N/A	N/A	5,514,187	0.8	(385,328)	(0.1)
New York Oosten	30,855	N/A	N/A	N/A	N/A	21,975,711	3.4	8,627,373	2.3
Total	12,438,138	6,614	6,744	6,481	6,579	658,073,173	100.0	385,528,684	100.0
(1)	Percentage of completion is calculated by dividing total costs incurred by total estimated costs for the relevant project, estimated as of the time of preparation of our financial statements as of and for the year indicated.

(2)	Percentage sold is calculated by dividing contracted sales value from property sales by total estimated sales value of the relevant project, estimated as of the time of preparation of our financial statements as of and for the year indicated.
(3)	Percentage of all real estate sales revenue for the financial period, including revenue recognized on an “over time” basis and until title was transferred.
(4)	The revenue for these projects is recognized on an over time basis.

The following sets forth the square meters sold and average selling price per square meter for each pre-sold project, each reportable segment and on a consolidated basis in 2023 and 2024:

Project	Year Ended December 31,
	2023			2024
		Square	Average		Square	Average
	Contract Sales	Meters Sold	Selling Price	Contract Sales	Meters Sold	Selling Price
	US$	m2	US$/m2	US$	m2	US$/m2
Chengdu region
Chengdu Xinyuan Splendid II	—	—	—	—	—	—
Chengdu Thriving Family	(1,116,734)	(718)	1,555	—	—	—
Chengdu Xinyuan City	49,310,609	35,802	1,377	620,537	629	987
Total	48,193,875	35,084	1,374	620,537	629	987
Shanghai region
Shanghai Royal Palace	133,480	—	—	162,554	—	—
Suzhou Galaxy Bay	1,832,954	613	2,990	—	—	—
Huzhou Silk Town ***	—	—	—	—	—	—
Suzhou Linhu Lake Project	21,992,466	8,845	2,486	3,798,481	1,128	3,368
Kunshan Xindo Park	—	—	—	—	—	—
Kunshan Xinyu Jiayuan	4,066,311	2,245	1,811	1,909,416	578	3,303
Total	28,025,211	11,703	2,395	5,870,451	1,706	3,442
Shandong region
Jinan International City Garden	—	—	—	—	—	—
Jinan Xinyuan Splendid	5,277	34	155	—	—	—
Shandong Royal Palace	16,756	172	97	—	—	—
Jinan Xin Central	(300,724)	(205)	1,467	—	—	—
Qingdao Royal Dragon Bay	4,075,843	1,539	2,648	—	—	—
Jinan Royal Spring Bay	4,445,688	1,331	3,340	3,095,015	2,903	1,066
Qingdao Longxi	155,756,042	51,642	3,016	79,088,957	31,790	2,488
Total	163,998,882	54,513	3,008	82,183,972	34,693	2,369
Henan Region
Zhengzhou Century East A	708,416	294	2,410	—	—	—
Zhengzhou Xin City	(3,289,157)	(897)	3,667	—	—	—
Zhengzhou Thriving Family	814,004	1,873	435	57,036	9	6,337
Henan Xin Central I	642,965	59	10,898	5,054	—	—
Zhengzhou Xindo Park	438,892	272	1,614	3,424	—	—
Xingyang Splendid I	(478,387)	(111)	4,310	—	—	—
Xingyang Splendid II	2,687,187	2,643	1,017	—	—	—
Zhengzhou Fancy City I	(150,223)	8	(18,778)	3,859	—	—
Zhengzhou Fancy City II (South)	252,363	1	252,363	6,488	—	—
Zhengzhou International New City I	10,224	—	—	5,517	11	502
Henan Xin Central II	524,206	94	5,577	57,454	5	11,491
Zhengzhou Fancy City II (North)	827,202	430	1,924	—	—	—
Zhengzhou International New City II	295,501	513	576	144,179	223	647
Zhengzhou International New City III A	(791,633)	(283)	2,797	—	—	—
Zhengzhou International New City III B	(102,729)	(88)	1,167	—	—	—
Zhengzhou International New City III D	293,932	—	—	25,040	—	—
Zhengzhou Hangmei International Wisdom City I	1,545,041	1,751	882	—	—	—
Zhengzhou Hangmei International Wisdom City II	760,508	731	1,040	140,745	398	354
Zhengzhou Hangmei International Wisdom City III	7,540,594	13,242	569	16,309,657	30,736	531
Xingyang Splendid IV	1,642,045	869	1,890	1,532,881	846	1,812
Xinyuan Golden Water View City	(78,668)	—	—	57,648	—	—
Zhengzhou Fancy City III	105,531	717	147	1,134,011	60	18,900
Zhengzhou International New City III C	113,593	79	1,438	—	—	—
Zhengzhou International New City IV	(513,760)	1,036	(496)	92,575	89	1,040
Zhengzhou International New City IV B10	1,942,030	1,791	1,084	1,096,675	973	1,127
Zhengzhou International New City A04	179,209	170	1,054	216,655	32	6,770
Derun project I	4,084,362	—	—	—	—	—
Xinyuan Yue Royal Palace	1,740,467	919	1,894	—	—	—
Total	24,887,414	30,257	823	20,888,898	33,382	626
Beijing region
Tianjin Spring Royal Palace I	670,783	346	1,939	7,790,329	3,323	2,344
Tianjin Spring Royal Palace II	2,442,806	1,245	1,962	144,028	86	1,675
Tongzhou Xinyuan Royal Palace	31,511,348	3,737	8,432	69,496,675	16,652	4,173
Total	34,624,937	5,328	6,499	77,431,032	20,061	3,860
Hunan region
Changsha Xinyuan Splendid	(242,392)	(300)	808	131,462	173	760
Changsha Mulian Royal Palace	—	—	—	276,774	53	5,222
Changsha Furong Thriving Family	—	—	—	—	—	—
Total	(242,392)	(300)	808	408,236	226	1,806
Xi’an region
Xi’an Metropolitan	446,576	1,461	306	—	—	—
Xi’an Xinyuan Royal Palace	1,619,406	2,778	583	9,577,302	(2)	(4,164,044)
Total	2,065,982	4,239	487	9,577,302	(2)	(4,164,044)
Liaoning region				—	—	—
Dalian International Health Technology Town I	7,527	(13)	(579)	—	—	—
Dalian International Health Technology Town II	269,358	141	1,910	—	—	—
Foshan Xinchuang AI International Science And Technology Innovation Valley I	(2,459,575)	(1,352)	1,819	—	—	—
Total	(2,182,690)	(1,224)	1,783	—	—	—
U.S.
New York Oosten	21,975,711	2,644	8,311	10,685,000	889	12,022
New York Bloom	5,514,187	339	16,266	91,289,800	4,284	21,309
Total	326,861,117	142,583	2,292	298,955,228	95,867	3,118

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

Total square meters sold decreased to 95,867 square meters in 2024 from 142,583 square meters in 2023. The decrease was mainly due to the economic downturn and the general condition of the housing market in China in 2024.

The overall aggregate average selling price per square meter in 2024 increased to US$3,118 from US$2,292 in 2023, primarily because a higher percentage of units were sold in locations with a comparatively higher average selling price, such as Qingdao, Beijing and Chengdu.

Chengdu region. Total square meters in this region sold in 2024 decreased to 629 square meters from 35,084 square meters in 2023, primarily due to decreased sales of Chengdu Xinyuan City. The average selling price per square meter in 2024 decreased to US$987 from US$1,374 in 2023.

Shanghai region. Total square meters sold in 2024 decreased to 1,706 square meters from 11,703 square meters in 2023, mainly due to the decreased sales of Suzhou Linhu Lake Project, Suzhou Gusu Shade I and Kunshan Xindo Park. The average selling price per square meter in 2024 decreased to US$1,706 from US$2,395 in 2023.

Shandong region. Total square meters sold in 2024 decreased to 34,693 square meters from 54,513 square meters in 2023, mainly due to the decrease of saleable units of Qingdao Longxi and Jinan Royal Spring Bay. The average selling price per square meter in 2024 decreased to US$2,369 from US$3,008 in 2023.

Henan region. Total square meters sold in 2024 increased to 33,382 square meters from 30,257 square meters in 2023, mainly due to the increased sales of Zhengzhou Hangmei International Wisdom City III, The average selling price per square meter in 2023 decreased to US$626 from US$823 in 2023.

Beijing region. Total square meters sold in 2024 increased to 20,061 square meters from 5,328 square meters in 2023, mainly due to the increased sales of Tongzhou Xinyuan Royal Palace and Tianjin Spring Royal Palace I. The average selling price per square meter in 2024 decreased to US$3,860 from US$6,499 in 2023.

Hunan region. Total square meters sold in 2024 increased to 226 square meters from 300 square meters in 2023, mainly due to the increased sales of Changsha Xinyuan Splendid. The average selling price per square meter in 2023 increased to US$1,806 from US$808 in 2023.

United States region. Total square meters sold in 2024 increased to 5,173 square meters from 2,983 square meters in 2023, derived from the sale of New York Hudson Garden Project and New York Oosten Project. The average selling price per square meter in 2024 decreased to US$19,713 from US$9,215 in 2023, due to the increase in high margin units available for sale.

Real estate lease income

Real estate lease income decreased by US$17.2 million, or 46.3% to US$20.0 million in 2024 from US$37.2 million in 2023.

Real estate management services income

Real estate management services income increased by US$2.8 million, or 3.0%, to US$96.5 million in 2024 from US$93.7 million in 2023. The increase primarily resulted from the increase of square meters under our management.

Other revenue

Other revenue decreased by US$3.3 million, or 21.0%, to US$12.7 million in 2024 from US$16.0 million in 2023.

Costs of Revenue

Costs of revenue decreased by US$240.3 million, or 35.7%, to US$432.2 million in 2024 from US$672.5 million in 2023, primarily resulted from the decrease of revenue.

Cost of real estate sales

Cost of real estate sales decreased by US$222.9 million, or 40.0%, to US$334.8 million in 2024 from US$557.7 million in 2023. The total land use rights cost decreased by US$97.2 million, or 46.3%, from US$209.9 million (31.2% of costs of revenue) in 2023 to US$112.7 million (26.1% of costs of revenue) in 2024. The decrease was consistent with the decrease of real estate sales revenue. Construction cost, including capitalized interest, decreased by US$125.6 million, or 36.1%, to US$222.1 million in 2024 from US$347.7 million in 2023, primarily due to decreased project construction activities and decrease of real estate sales revenue.

Cost of real estate lease income

Cost of real estate lease income decreased by US$23.9 million, or 70.4%, to US$10.0 million in 2024 from US$33.9 million in 2023. The decrease was consistent with the decrease of real estate lease income.

Cost of real estate management services

Cost of real estate management services increased by US$7.4 million, or 10.3%, to US$79.7 million in 2024 from US$72.3 million in 2023. The increase was consistent with the increase of real estate management services income.

Other costs

Other costs decreased by US$0.9 million, or 10.9%, to US$7.7 million in 2024 from US$8.6 million in 2023. The decrease was primarily attributable to cost control measures in software consulting service.

Gross Profit

Gross profit decreased by US$50.0 million, or 37.8%, to US$82.4 million in 2024 from US$132.5 million in 2023. Gross profit margin was 16.0% in 2024, compared to 16.5% in 2023. The decrease was primarily attributable to the decrease of percentage in pre-sale of our high margin units over all units available in 2024.

Selling and Distribution Expenses

Selling and distribution expenses decreased by US$4.5 million, or 45.5%, to US$5.4 million in 2024 from US$9.9 million in 2023. As a percentage of revenue, selling and distribution expenses, it was 1.1% in 2024, compared to 1.2% in 2023. The decrease was primarily due to decrease in promotion activities. As revenue grows in the future, we expect selling and distribution expenses as a percentage of revenue to remain stable.

General and Administrative Expenses

General and administrative expenses decreased by US$36.1 million, or 48.7% to US$38.1 million in 2024 from US$74.2 million in 2023. The decrease was primarily due to the decrease of headcount and our expense control measures. As a percentage of revenue, general and administrative expenses, it was 7.4% in 2024 compared to 9.2% in 2023.

Interest Income

Interest income was US$3.1 million in 2024, compared to US$4.8 million in 2023. The decrease was primarily due to the maturity of time deposits secured for some loans and the decrease of cash and cash equivalents and restricted cash.

Interest Expenses

In 2024, out of total interest costs incurred, US$117.4 million did not qualify for interest capitalization treatment under U.S. GAAP and was charged to the 2024 Statement of Comprehensive Income. Total gross interest costs incurred amounted to US$200.2 million in 2024, including US$199.1 million of interest on loans and notes and US$1.1 million of amortization of debt issuance costs.

In 2023, out of total interest costs incurred, US$176.9 million did not qualify for interest capitalization treatment under U.S. GAAP and was charged to the 2023 Statement of Comprehensive Income. Total gross interest costs incurred amounted to US$244.0 million in 2023, including US$237.3 million of interest on loans and notes and US$6.7 million of amortization of debt issuance costs.

Income Taxes

Income taxes expense decreased by US$0.4 million, or 0.7% to income tax expense of US$54.9 million in 2024 from income tax expense of US$55.3 million in 2023, the change is immaterial.

Our effective tax rate increased to 618.5% in 2024, from 64.4% in 2023.

Net (Loss)/Income Attributable to our Shareholders

Net loss increased by US$91.3 million, or 226.7% to US$51.0 million in 2024, from net income of US$40.3 million in 2023.

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

	2023	2024

	(US$in thousands, except for percentages)
Zhengzhou, Henan
Total revenue	191,314	129,907
Total cost of revenue	(191,326)	(99,369)
Gross profit /(loss)	(12)	30,538
Gross margin	0.0%	23.5%
Operating income /(loss)	(12,879)	28,382
Jinan and Qingdao, Shandong
Total revenue	90,079	105,820
Total cost of revenue	(82,460)	(77,394)
Gross profit	7,619	28,426
Gross margin	8.5%	26.9%
Operating income /(loss)	2,316	24,972
Suzhou, Kunshan and Xuzhou, Jiangsu, and Shanghai
Total revenue	12,895	8,723
Total cost of revenue	(9,700)	362
Gross profit	3,195	9,084
Gross margin	24.8%	104.1%
Operating income /(loss)	587	5,757
Chengdu, Sichuan
Total revenue	148,374	30,595
Total cost of revenue	(134,133)	(23,612)
Gross profit/(loss)	14,241	6,983
Gross margin	9.6%	22.8%
Operating income /(loss)	11,679	8,519
Beijing and Tianjin
Total revenue	106,631	86,103
Total cost of revenue	(68,230)	(71,471)
Gross profit	38,401	14,632
Gross margin	36.0%	17.0%
Operating loss	17,382	5,536
Sanya, Hainan
Total revenue	—	—
Total cost of revenue	—	—
Gross loss	—	—
Gross margin	—%	—%
Operating income /(loss)	(58)	(22)
Changsha, Hunan
Total revenue	(2,234)	(2,075)
Total cost of revenue	5,774	487
Gross profit /(loss)	3,540	(1,588)
Gross margin	(158.5)%	76.5%
Operating income /(loss)	3,204	(1,810)
Xi’an, Shaanxi
Total revenue	112,109	33,247
Total cost of revenue	(77,844)	(19,901)
Gross (loss) /profit	34,265	13,346
Gross margin	30.6%	40.1%
Operating loss	31,836	11,392
Zhuhai and Foshan, Guangdong
Total revenue	(34)	2,385
Total cost of revenue	779	(2,376)
Gross profit	745	9
Gross margin	(2,213.9)%	0.4%
Operating income	(628)	(744)
Wuhan, Hubei
Total revenue	(12)	(9)
Total cost of revenue	63	(23)
Gross (loss) / profit	51	(32)
Gross margin	(438.7)%	344.9%
Operating loss	293	(173)
Dalian, Liaoning
Total revenue	14,825	2,484
Total cost of revenue	(11,599)	(2,011)
Gross profit	3,226	473
Gross margin	21.8%	19.0%
Operating income /(loss)	2,318	(157)
US
Total revenue	31,573	12,482
Total cost of revenue	(31,243)	(54,559)
Gross loss	330	(42,077)
Gross margin	1.0%	(337.1)%
Operating loss	(8,499)	(45,026)
Property Management
Total revenue	99,401	104,566
Total cost of revenue	(72,535)	(82,276)
Gross profit	26,866	22,290
Gross margin	27.0%	21.3%
Operating income	7,078	3,470
Others
Total revenue	53	447
Total cost of revenue	(54)	(101)
Gross profit	(1)	346
Gross margin	(3.0)%	77.5%
Operating loss	(6,336)	(1,125)

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Zhengzhou, Henan. Total revenue decreased by US$61.4 million, or 32.1%, from US$191.3 million in 2023 to US$129.9 million in 2024. Gross profit for this region was US$30.5 million, or 23.5% of revenue, in 2024, as compared to gross loss of US$0.0 million, or 0.0% of revenue, in 2023. The operating income was US$28.4 million in 2024, representing an increase of US$41.3 million, or 320.4%, from operating loss of US$12.9 million in 2023.

Jinan and Qingdao, Shandong. Total revenue increased by US$15.7 million, or 17.5%, from US$90.1 million in 2023 to US$105.8 million in 2024. The gross profit increased to US$28.4 million, or 26.9% of revenue, in 2024 from gross profit of US$7.6 million, or 8.5% of revenue, in 2023. The operating income was US$25.0 million in 2024, representing an increase of US$22.7 million, or 978.5%, from operating income of US$2.3 million in 2023.

Suzhou, Kunshan and Xuzhou, Jiangsu and Shanghai. Total revenue decreased by US$4.2 million, or 32.4%, from US$12.9 million in 2023 to US$8.7 million in 2024. Gross profit for the Jiangsu and Shanghai segment increased to US$9.1 million, or 104.1% of revenue, in 2024, from gross profit of US$3.2 million, or 24.8% of revenue, in 2023. The operating income was US$5.8 million in 2024, representing an increase of US$5.2 million, or 880.8%, from the operating income of US$0.6 million in 2023.

Chengdu, Sichuan. Total revenue decreased by US$117.8 million, or 79.4% from US$148.4 million in 2023 to US$30.6 million in 2024. Gross profit for the Sichuan segment was US$7.0 million, or 22.8% of revenue, in 2024, as compared to gross profit of US$14.2 million, or 9.6% of revenue, in 2023. The operating income was US$8.5 million in 2024, representing a decrease of US$3.2 million, or 27.1%, from the operating income of US$11.7 million in 2023.

Beijing and Tianjin. Total revenue decreased by US$20.5 million, or 19.3%, from US$106.6 million in 2023 to US$86.1 million in 2024. Gross profit for the Beijing and Tianjin segment was US$14.6 million, or 17.0% of revenue, in 2024, decreasing by US$23.8 million from gross profit of US$38.4 million, or 36.0% of revenue, in 2023. The operating income was US$5.5 million in 2024, representing a decrease of US$11.8 million, or 68.2%, from the operating income of US$17.4 million in 2023.

Sanya, Hainan. Total revenue decreased by US$nil million, or 0%, from US$nil in 2023 to US$nil million in 2024. Gross profit for the Hainan segment was US$nil million in 2024, decreasing by US$nil million from US$nil, or 0% of revenue, in 2023. The operating loss was US$0.0 million in 2024, representing a decrease of US$0.0 million, or 62.7%, from operating loss of US$0.0 million in 2023.

Changsha, Hunan. Total revenue increased by US$0.2 million, or 7.1%, from US$-2.2 million in 2023 to US$-2.1 million in 2024. Gross loss for the Hunan segment was US$1.6 million, or 76.5% of revenue, in 2024, decreasing by US5.1 million from gross profit of US$3.5 million, or -158.5% of revenue, in 2023. Operating loss was US$1.8 million in 2024, representing a decrease of US$5.0 million, or 156.5%, from operating income of US$3.2 million in 2023.

Xi’an, Shaanxi. Total revenue decreased by US$78.9 million, or 70.3%, from US$112.1 million in 2023 to US$33.2 million in 2024. Gross profit for the Shaanxi segment was US$13.3 million, or 40.1% of revenue, in 2024, decreasing by US$20.9 million from gross profit of US$34.3 million, or 30.6% of revenue, in 2023. The operating income was US$11.4 million in 2024, representing a decrease of US$20.4 million, or 64.2%, from operating income of US$31.8 million in 2023.

Zhuhai and Foshan, Guangdong. Total revenue increased by US$2.4 million, or 7189.2%, from US$0.0 million in 2023 to US$2.4 million in 2024. Gross profit for the Guangdong segment was US$0.0 million, or 0.4% of revenue, in 2024, decreasing by US$0.7 million from US$0.7 million, or -2,213.9% of revenue, in 2023. The operating loss was US$0.7 million in 2024, representing an increase of US$0.1 million, or 18.5%, from operating loss of US$0.6 million in 2023.

Wuhan, Hubei. Total revenue decreased by US$0.0 million, or 20.9%, from US$0.0 million in 2023 to US$0.0 million in 2024. Gross loss for the Hubei segment was US$0.0 million, or 344.9% of revenue, in 2024, decreasing by US$0.1 million from gross profit of US$0.0 million, or -438.7% of revenue, in 2023. The operating loss was US$0.2 million in 2024, representing a decrease of US$0.5 million, or 159.0%, from operating income of US$0.3 million in 2023.

Dalian, Liaoning. Total revenue decreased by US$12.3 million, or 83.2%, from US$14.8 million in 2023 to US$2.5 million in 2024. Gross profit for the Liaoning segment was US$0.5 million, or 19.0% of revenue, in 2024, decreasing by US$2.8 million from US$3.2 million, or 21.8% of revenue, in 2023. The operating loss was US$0.2 million in 2024, representing a decrease of US$2.5 million, or 106.8%, from operating income of US$2.3 million in 2023.

The United States. Total revenue decreased by US$19.1 million, or 60.5%, to US$12.5 million in 2024 from US$31.6 million in 2023. This region had a gross loss of US$42.1 million, or -337.1% of revenue, in 2024, decreasing by US$42.4 million from gross profit of US$0.3 million, or 1.0% of revenue, in 2023. This region has an operating loss of US$45.0 million in 2024, increasing by US$36.5 million, or 429.8%, from operating loss of US$8.5 million in 2023.

Property Management. Total revenue increased by US$5.2 million, or 5.2%, to US$104.6 million in 2024 from US$99.4 million in 2023. Gross profit was US$22.3 million, or 21.3% of revenue, in 2024, decreasing by US$4.6 million from US$26.9 million, or 27.0% of revenue, in 2023. The operating income was US$3.5 million in 2024, representing a decrease of US$3.6 million, or 51.0%, from operating income of US$7.1 million in 2023.

Others. Total revenue increased by US$0.4 million, or 749.5%, to US$0.4 million in 2024 from US$0.1 million in 2023. It consisted of real estate-related services, including, among others, property management services, broadband network installation, landscaping services and consulting services.

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

When reading our financial statements, shareholders should consider (i) our selection of critical accounting policies, (ii) the judgment and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements.

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

In 2023 and 2024, we recognized impairment losses of US$7.2 million and reversal of impairment losses of US$5.1 million for real estate properties completed and under development, respectively.

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

In 2023 and 2024, we did not recognize any impairment for real estate properties held for lease.

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

Effect of change in estimate

Revisions in estimated gross profit margins related to estimated costs and revenues are made in the period in which circumstances requiring the revisions become known. During the year ended December 31, 2024, real estate development projects (Tianjin Spring Royal Palace I, Tianjin Spring Royal Palace II, Zhengzhou Hangmei International Wisdom City I, Beijing Tongzhou Liyuan, Xi’an Xinyuan Royal Palace), which recognized gross profit in 2023, had changes in their estimated gross profit margins. As these projects moved closer to completion during 2024, the Company adjusted its prior estimates related to selling prices and development costs. As a result of the changes in estimate above, gross profit, net income and basic and diluted earnings per share increased by US$32.4 million (2022: decreased by US$55.3 million, 2023: increased by US$104.8 million), US$24.3 million (2022: decreased by US$41.5 million, 2023: increased by US$78.6 million), US$0.22 per share (2022: decreased by US$0.38 per share, 2023: increased by US$0.74 per share), and US$0.22 per share (2022: decreased by US$0.38 per share, 2023: increased by US$0.74 per share), respectively, for the year ended December 31, 2024.

Recently Issued Accounting Pronouncements

Please see the more detailed discussion in Note 2 to our consolidated financial statements included elsewhere in this annual report.

B.	Liquidity and Capital Resources

The accompanying consolidated financial statements have been prepared assuming that we will continue as a going concern. As of December 31, 2024, the Group’s short-term bank loans and other debt, and current portion of long-term bank loans and other debt amounted to US$1,145.0 million. As announced in the Form 6-K dated July 19, 2022, the Company did not make payments in full for its senior notes of RMB545.3 million (“defaulted senior notes”) issued on July 3 and August 6, 2020 with a maturity date on June 29, 2022. The default also triggered cross-default of other senior notes issued by the Group. On August 18, 2023, eligible holders of the defaulted senior notes in the aggregate principal amount of US$307.36 million exchanged their notes and the Company delivered the September 2027 Senior Secured Notes in the aggregate principal amount of US$331.3 million due on September 30, 2027 and US$1.54 million in cash consideration in full satisfaction of the exchange consideration to those eligible holders. The carrying amount of senior notes still in default was US$391.9 million as of December 31, 2024.

We also breached certain covenants relating to borrowings of US$409.9 million as of December 31, 2024. As of the date hereof, we continue to be in breach of certain covenants and other lenders have not demanded immediate repayment of other borrowings. Additionally, certain subsidiaries are currently involved in bankruptcy proceedings which could significantly affect the Group’s access to capital and its ability to meet short-term obligations. These proceedings may also result in additional claims or restructuring obligations that further impact our liquidity position. For further discussion, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

In addition, we are involved in other various litigation and arbitration cases for various reasons and the contingent compensation is subject to the court verdict. The Company anticipates that the market conditions in the real estate sector remain under pressure in 2025, and therefore, in the absence of a sharp recovery in the market and the availability of various financing options, the Company remains cautious about its liquidity in the near term. The above events or conditions indicate the existence of material uncertainty which cast substantial doubt on the Group’s ability to continue as a going concern.

In view of such circumstances, the directors consider that the Group has taken various measures and will have adequate funds available to enable it to operate as a going concern, taking into account the past operating performance of the Group and the following:

(a)	The Group has been in negotiation with the noteholder to reach agreement on a further debt restructuring plan.
(b)

Up to the date of approval of the consolidated financial statements, the Group reached an agreement with corporate bondholders of RMB corporate bonds with carrying amount of RMB273.8 million as of December 31, 2024. Pursuant to the agreement, the repayment date of the corporate bond was extended to November 13, 2027 and January 7, 2028;

(c)

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

(d)

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

(e)

The Group will continue to control administrative costs and contain unnecessary capital expenditures to preserve liquidity. The Group will also continue to actively assess additional measures to further reduce discretionary spending; and

(f)

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

In addition to our land acquisitions, we expect to incur material project development costs on the acquired land. Our cash needs can only be partially satisfied by construction loans and future cash flows from real estate projects under development in the upcoming fiscal year. To ensure that we have sufficient funds to secure attractive land parcels and cover material project development costs, which are vital to our growth strategy, we have chosen to maintain a certain level of cash reserves on hand. In addition, we are required to maintain restricted cash deposits by banks that provide loans to us and our customers. The amount of the restricted cash deposits will vary based on the amount of the related loans. As of December 31, 2024, approximately US$57.9 million or 38.0% of our total cash balance reserve, was restricted cash.

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

Cash Flows

	2023	2024

	(US$ in thousands)
Net cash (used in)/provided by operating activities	(270,774)	18,198
Net cash (used in)/provided by investing activities	(1,107)	9,963
Net cash used in financing activities	(47,293)	(99,270)
Net decrease in cash, cash equivalents and restricted cash	(319,174)	(71,109)
Effect of exchange rate changes on cash and cash equivalents	(10,733)	(7,327)
Cash, cash equivalents and restricted cash, at beginning of year	560,728	230,821
Cash, cash equivalents and restricted cash, at end of year	230,821	152,385

Operating Activities

Net cash provided by operating activities was US$18.2 million in 2024, primarily attributable to a decrease in real estate properties completed and under development of US$61.6 million and a decrease in customer deposits of US$205.2 million, partially offset by a decrease in other deposits and prepayments of US$20.9 million and an increase in accounts payable and other payables and accrued liabilities of US$140.4 million.

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

Proceeds from pre-sale of our properties under development are an important source of cash flow for our operations. PRC law allows us to pre-sell properties before their completion upon satisfaction of certain requirements and requires us to use the pre-sale proceeds to develop the particular project pre-sold. The amount and timing of cash flows from pre-sale are affected by a number of factors, including restrictions on pre-sale imposed by PRC law, market demand for our properties subject to pre-sale, prices at which we can pre-sell and the number of properties we have available for pre-sale. Any pre-sale payments we receive before we recognize revenue are recorded as current liabilities under customer deposits. As of December 31, 2023 and 2024, we recorded current liabilities consisting of customer deposits of US$740.0 million and US$525.9 million, respectively. We actively market pre-sales of our properties in accordance with regulations to accelerate cash in flow to the extent possible.

Investing Activities

Net cash provided by investing activities was US$10.0 million in 2024, and was mainly attributable to proceeds from disposal of properties held for lease or property and equipment of US$9.2 million.

Net cash used in investing activities was US$1.1 million in 2023, and was mainly attributable to the purchase of investment product of US$1.4 million.

Financing Activities

Net cash used in financing activities was US$99.3 million in 2024, and was primarily attributable to repayments of short-term and long-term bank loans and other debt in the aggregate of US$165.1 million, partially offset by proceeds from short-term and long-term bank loans and other debt in the aggregate of US$67.1 million.

Net cash used in financing activities was US$47.3 million in 2023, and was primarily attributable to repayments of short-term and long-term bank loans and other debt in the aggregate of US$110.5 million, partially offset by proceeds from short-term and long-term bank loans and other debt in the aggregate of US$56.8 million.

Bank Borrowings and Other Debt

Bank borrowings and other debt are an important source of funding for our property developments. Our borrowings as of December 31, 2023 and 2024, respectively, were as follows:

	2023	2024
	US$	US$
Short-term bank loans and other debt	63,295,071	62,364,365
Long-term bank loans	152,088,997	180,976,059
Other long-term debt	476,033,481	478,767,048
Current portion of long-term bank loans and other debt	1,265,784,530	1,082,607,536
Total	1,957,202,079	1,804,715,008

As of December 31, 2023 and 2024, the weighted average interest rate on our short-term bank loans and other debt was 5.80% and 7.24% per annum respectively. As of December 31, 2023, US$63.3 million of the short-term bank loans was denominated in RMB and is secured by real estate properties completed, land use rights, real estate properties held for lease, and property and equipment. As of December 31, 2024, US$62.4 million of the short-term bank loans was denominated in RMB and is secured by real estate properties completed, land use right, real estate properties held for lease, and property and equipment.

As of December 31, 2023 and 2024, the weighted average interest rate on our long-term bank loans, including their current portion, was 6.06% and 6.33% per annum respectively. As of December 31, 2023, US$563.1 million of the long-term bank loans was denominated in RMB and secured by associated land use rights, real estate under development and real estate properties held for lease, and property and equipment. As of December 31, 2024, US$503.4 million of the long-term bank loans was denominated in RMB and secured by associated land use rights, real estate under development and real estate properties held for lease, and property and equipment.

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

Debt Securities

In addition to bank loans, the Group from time to time raises funds through the issuance of debt securities. On June 29, 2020, the Company issued a collective aggregate principal amount of RMB514.5 million (US$75 million) of June 2022 Senior Secured Notes. The June 2022 Notes bear interest at 12.0% per annum, payable semi-annually. Interest will be payable on December 29 and June 29 of each year, commencing December 29, 2020. The June 2022 Notes have a two-year term maturing on June 29, 2022. On September 17, 2020, the Company issued a collective aggregate principal amount of US$300 million of September 2023 Senior Secured Notes. The September 2023 Notes bear interest at 14.5% per annum, payable semi-annually. Interest will be payable on March 17 and September 17 of each year, commencing March 17, 2021. The September 2023 Notes have a three-year term maturing on September 17, 2023. On January 25, 2021, the Company issued a collective aggregate principal amount of US$270 million of January 2024 Senior Secured Notes. The January 2024 Notes bear interest at 14.0% per annum, payable semi-annually. Interest will be payable on July 25 and January 25 of each year, commencing July 25, 2021. The January 2024 Notes have a three-year term maturing on January 25, 2024.

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

On October 29, 2024, the Company announced that it had received the requisite consents in connection with its previously commenced consent solicitation (the “Consent Solicitation”) relating to that certain indenture dated August 18, 2023 and as amended by the supplemental indenture dated as of April 29, 2024 (the “Indenture”) relating to the Company’s 3.0% senior notes due 2027 (the “Notes”). The Consent Solicitation was made pursuant to a consent solicitation statement dated October 21, 2024 (the “Consent Solicitation Statement”), which is available at: https://www.dfkingltd.com/xinyuan/.

The Company received valid consents in respect of 88.96% of the aggregate principal amount of the outstanding Notes, which constitutes the requisite consents to (i) amend certain provisions of the Indenture to (a) remove the minimum cash interest requirement for the interest payment period from and including March 30, 2024 up to and excluding September 30, 2024, (b) lower the minimum cash interest requirement from 2.0% to 0.2% per annum for the period from and including September 30, 2024 up to and excluding September 30, 2025 and from 3% to 0.2% per annum thereafter, and (c) delete certain mandatory redemption provisions that require the Company to redeem certain aggregate outstanding principal amount of the Notes on September 30, 2025 and on September 30, 2026, respectively (the “Proposed Amendments”), and (ii) irrevocably and unconditionally waive all defaults under the Indenture which have arisen from the failure of the Company to make payment of cash interest on the Notes on September 30, 2024 (the “Waiver of Existing Defaults”).

On October 29, 2024, the Company, certain subsidiary guarantors, and Citicorp International Limited, as trustee, entered into the Second Supplemental Indenture to the Indenture, to implement the Proposed Amendment.

Onshore Corporate Bonds

On April 1, 2019, Xinyuan (China) Real Estate, Ltd. issued a new tranche of the onshore corporate bonds with an aggregate principal amount of RMB980 million (US$146 million) due on April 1, 2024 (the “2019 First Tranche Bonds”) at a coupon rate of 8.4% per annum payable annually. Interest is payable on April 1 of each year, commencing April 1, 2020. As of December 31, 2024, the total principal amount of the 2019 First Tranche Bonds was US$nil.

On November 12, 2020, Xinyuan (China) Real Estate, Ltd. issued a new tranche of the onshore corporate bonds with an aggregate principal amount of RMB900 million (US$130 million) due on November 13, 2025 (the “2020 Tranche Bonds”) at a coupon rate of 8.35% per annum payable annually. Interest is payable on November 13 of each year, commencing November 13, 2020. As of December 31, 2024, the total principal amount of the 2020 Tranche Bonds was US$24.5 million.

On January 7, 2021, Xinyuan (China) Real Estate, Ltd. issued a new tranche of the onshore corporate bonds with an aggregate principal amount of RMB500 million (US$78 million) due on January 7, 2026 (the “2021 Tranche Bonds”) at a coupon rate of 8.35% per annum payable annually. Interest is payable on January 7 of each year, commencing January 7, 2021. As of December 31, 2024, the total principal amount of the 2021 Tranche Bonds was US$13.6 million.

Capital Expenditures

Our capital expenditures were US$0.4 million and US$0.6 million in 2023 and 2024, respectively. Our capital expenditures in 2023 and 2024 were mainly used for building improvements, and purchase of vehicles, fixtures and furniture and computer network equipment. The source of our capital expenditures is primarily the cash flow generated from operating activities.

As of December 31, 2024, we had outstanding commitments with respect to non-cancellable construction contracts for real estate development and land use rights purchases in the amount of US$1,107.8 million.

Material Cash Requirements

Our material cash requirements, as of December 31, 2024 and any subsequent period, primarily included contractual construction costs, and repayment of principle and interests for bank loans and debts. We intend to fund our existing and future material cash requirements with cash flow generated from operating activities, issuance of debt securities and obtaining of bank borrowings. We will continue to make cash commitments, including capital expenditures, to support the growth of our business.

Our capital expenditures primarily consist of building improvements, purchase of construction equipment, vehicles, fixtures and furniture and computer network equipment. Our capital expenditures were RMB35.2 million (US$5.2 million), RMB2.6 million (US$0.4 million) and RMB4.2 million (US$0.6 million) in the years ended December 31, 2022, 2023 and 2024, respectively. We will continue to make capital expenditures to meet the expected growth of the business. Our capital expenditures may decrease in the future as we do not expect significant demands in purchasing incremental equipment. We currently plan to fund these expenditures with the cash flow generated from operating and financing activities.

As of December 31, 2024, our contractual obligations amounted to US$3,373.1 million, primarily arising from contracted construction costs or other capital commitments for future property developments and debt obligations. The following table sets forth our contractual obligations for the periods indicated:

	Payments due by period
					More
		Less than			than 5
	Total	1 year	1-3 years	3-5 years	years

	(US$ in thousands)
Long-term debt obligations
Long-term bank loans	180,976	—	41,734	41,734	97,508
Interest on long-term bank loans (1)	66,112	—	10,217	11,725	44,170
Other long-term debt	478,767	—	380,639	98,128	—
Interest on other long-term debt (2)	44,138	—	16,617	5,916	21,605
Current portion of long-term bank loan and other debt	1,082,608	1,082,608	—	—	—
Interest on current portion of long-term bank loan and other debt (1)	347,410	347,410	—	—	—
Short-term debt obligations
Short-term bank loans	62,364	62,364	—	—	—
Interest on short-term debt obligations (3)	—	—	—	—	—
Operating lease obligations	2,915	2,078	771	66	—
Non-cancellable construction contract obligations	1,107,764	981,328	126,288	148	—
Total	3,373,054	2,475,788	576,266	157,717	163,283
(1)

Our long-term bank loans, including current portion, bear variable interest at rates adjustable based on the PBOC benchmark rate. Interest on long-term loans, including current portion, was calculated based on the current interest rate of each loan, ranging from 4.40% to 9.00% per annum, using the PBOC benchmark rate of 4.75% as of December 31, 2024.

(2)	Interest on other long-term debt is calculated based on the interest rates for relevant loans, ranging from 2.70% to 14.50% per annum.
(3)	Interest on short-term loans is calculated based on the interest rates for relevant loans, ranging from 6.50% to 19.20% per annum.

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

There can be no assurance that our internally generated cash flow and external financing will be sufficient for us to meet our contractual and financing obligations in a timely manner. We may require additional cash due to changing business conditions or other future developments, including any decline in cash flow from operations or any investments or acquisitions we may decide to pursue. In the event that proceeds from the sale of units for a project are insufficient to meet our contractual and financing obligations, we would need to raise the required funds through new borrowings, refinancing of existing borrowings, public or private sales of equity securities, or a combination of one or more of the above. We cannot assure shareholders that we will be able to obtain adequate funding in a timely manner and on reasonable terms, or at all.

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

As of December 31, 2023 and 2024, we guaranteed mortgage loans in the aggregate outstanding amount of US$1,926.4 million and US$1,708.9 million, respectively.

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

We paid US$2.3 million and US$0.6 million to satisfy guarantee obligations related to customer defaults in 2023 and 2024, respectively. The fair value of the guarantees is not significant and we consider that in case of default in payments, the net realizable value of the related properties can cover the repayment of the outstanding mortgage principal together with the accrued interest and penalty and therefore, no provision has been made for the guarantees in our consolidated financial statements.

Except for the contingent liabilities set forth above, we had not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties or long-term obligations as of December 31, 2024. We have not entered into any transactions with unconsolidated entities, derivative contracts that are indexed to our shares and classified as shareholders’ equity, or that are not reflected in our consolidated financial statements. Other than as described above, there are no off-balance sheet arrangements that have or are reasonably likely to have effect on our financial position.

We have no obligation arising out of a variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to us, or that engages in leasing, hedging, or research and development arrangements with us.

As of December 31, 2024, the Group provided financial guarantees for bank loans of four of its equity method investees. The Group could incur losses in the event of defaults under or foreclosure of these loans and its maximum exposure to credit losses is approximately US$199 million. The fair value of the guarantees is not significant and the Group considers that in case of default in payments, the net realizable value of the related properties can cover the repayment of the outstanding bank loans together with the accrued interest and penalty and therefore, no provision has been made for the guarantees in the consolidated financial statements.

C.	Research and Development, Patent and Licenses, etc.

Not applicable.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2024 to December 31, 2024 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes, and disclosure of contingent liabilities at the date of the consolidated financial statements. Estimates are used for, but not limited to, the selection of the useful lives of property and equipment and finance lease, allowance for estimating the allowance for credit losses associated with accounts receivables, other receivables, contract assets, short-term investments and advances to suppliers, fair values of the purchase price allocation with respect to business combinations, progress towards the completion of the performance obligation, accounting for the share-based compensation, accounting for deferred income taxes, impairment of goodwill, impairment of real estate properties under development, real estate properties held for lease and long-term investments, provision necessary for contingent liabilities and estimating the incremental borrowing rate for operating lease liabilities. Our management analyzed the forecasted cash flows for the 12 months from April 29, 2025, which indicates that the Group will have sufficient liquidity from cash flows generated by operations and existing credit facilities and therefore, there will be sufficient financial resources to settle borrowings and payables that will be due through end of April 2026. Our management believes that the estimates utilized in preparing its consolidated financial statements are reasonable and prudent. Actual results could differ from these estimates.

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

Level 2 Includes other inputs that are directly or indirectly observable in the marketplace; and

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

Generally, we receive short-term advances from customers for real estate sales. Using the practical expedient, we do not adjust the promised amount of consideration for the effects of a significant financing component if we expect, at contract inception, that the period between the transfer of the promised good or service to the customer and when the customer pays for that good or service will be one year or less. We also receive long-term advances from customers for real estate sales. The transaction price for such contracts is adjusted for the effects of a financing component, if long-term advances from customers are assessed as significant at the individual contract level.

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

Contract assets

We pay sales commission to our real estate sales agencies for each real estate sales contract. We have elected to apply the optional practical expedient for costs to obtain a contract which allows us to immediately expense sales commissions (included under selling and distribution expenses) when the amortization period of the asset that we otherwise would have used is one year or less. For incremental costs of obtaining real estate sales contracts that extend beyond a one-year period, these incremental costs of obtaining real estate sales contracts are recognized as assets if the real estate sales are collectible and amortized as we transfer the control of the assets to customers. We recognized US$4.1 million and US$3.2 million of such costs in selling and distribution expenses during 2023 and 2024, respectively. As of December 31, 2023 and 2024, there was no impairment losses on contract assets.

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

The allowance for credit losses reflects our current estimate of credit losses expected to be incurred over the life of the receivables. We consider various factors in establishing, monitoring, and adjusting its allowance for credit losses including the aging of receivables and aging trends, customer creditworthiness and specific exposures related to particular customers. We also monitor other risk factors and forward-looking information, such as country specific risks and economic factors that may affect a customer’s ability to pay in establishing and adjusting its allowance for credit losses. Accounts receivables are written off after all collection efforts have ceased. As of December 31, 2024, there was US$9.6 million (December 31, 2023: US$6.8 million) allowance for credit loss.

ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this report:

Name	Age	Position
Yong Zhang	61	Executive Director, Chairman of the Board, Chief Executive Officer
Bo Zhang	45	Chief Financial Officer
Haifei He	59	Executive Director and President of Xinyuan (China)
Fei Xie	50	Director and Vice Chairman of the Board
Yuyan Yang	61	Director
Yong Cui	49	Director
Yifan (Frank) Li	56	Director*
Ji Luo	78	Director*
*	Independent director per SEC and NYSE listing standards.

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

Bo Zhang has been an CFO since 2024. Mr. Zhang is in charge of the Comprehensive Operations of the Group’s Finance and Capital Markets. In December 2023, he was appointed as the CFO of Xinyuan (China). Mr. Zhang brought over two decades of senior leadership experiences to our company. Prior to joining our company, Mr. Zhang served as the Vice President at Tahoe Group Co.,Ltd. from March 2023 to December 2023. Prior to this, Mr. Zhang served as vice president, CFO, Member of the Investment Decision Committee and Member of the Financing Decision Committee at Ganglong China Property Group Limited from January 2021 to January 2022. Mr. Zhang served as CFO, Vice President, Member of the Investment Decision Committee, and Member of the Financing Decision Committee at Dafa Properties Group Limited from January 2018 to January 2021. Before that, Mr. Zhang served as General Manager of the Group Finance Center, Vice President of the Financial Investment Group (Preparation), and Member of both the Investment Decision Committee and Financing Decision Committee at Shanghai Zhongliang Real Estate Group Co., Ltd from June 2015 to January 2018. Mr. Zhang served as Senior Manager of the Financial Capital Department, Deputy Financial Director (Assistant General Manager), Member of the Bidding Team, and Regional Company Cost Controller at China Overseas Property from July 2002 to June 2015. He earned a Master’s degree in Executive Business Administration from Yunnan University in December 2020 and received a Bachelor’s degree in Accounting from Northeast Forestry University in June 2002.

Haifei He has been an executive director of our board of directors since 2020. Mr. He is in charge of the Company’s overall operation and management. In October 2023, he was appointed as the Chairman of the board of directors of Xinyuan (China). From December 2020 to October 2023, Mr. He served as the president of Xinyuan (China). Mr. He brought over three decades of senior leadership experiences to our company. Prior to joining our company, Mr. He served as the president and the head of overseas business at Honglicheng Group from March 2018 to November 2020. Prior to this, Mr. He served as the Assistant General Manager of China State Construction Engineering Corporation, and the Chairman and Party Secretary of China Construction Fangcheng Investment & Development Group. Mr. He received an executive master’s degree in business administration from Tsinghua University in 2012 and a bachelor’s degree in mechanical equipment installation from Chongqing Construction Engineering College (now Chongqing University).

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

Yuyan Yang co-founded our company in 1997 with Mr. Yong Zhang and has been a member of our board of directors since 2007. Ms. Yang also served as a Vice President of our company. Ms. Yang has more than 10 years’ working experience in the real estate industry. Ms. Yang received a bachelor’s degree in education management from Henan University in 1985. Ms. Yang received her executive master’s degree in business administration at the National University of Singapore in May 2008.

Yong Cui has been a member of our board of directors since April 2007 and served as our President from September 2013 through January 2018. With a doctorate degree in finance from Renmin University of China, Mr. Cui has extensive experience in corporate finance.

Yifan (Frank) Li was appointed as a member of our board of directors in February 2017. Mr. Li has been Chief Financial Officer of Human Horizons Group Inc. since April 2021. He was a Vice President of Geely Holding Group from October 2014. Prior to joining Geely, he was Vice President and international Chief Financial Officer of Sanpower Group from April 2014 to. Previously, he served as Chief Financial Officer of China Zenix Auto International (NYSE: ZX) from December 2010 to March 2014. Prior to joining China Zenix Auto International, Mr. Li was the Chief Financial Officer of Standard Water and Time Share Media, respectively, from December 2007. Mr. Li is also an independent director of Qudian Inc. (NYSE: QD), 36Kr Holdings Inc. (NASDAQ: KRKR). Mr. Li received his MBA degree from the University of Chicago Booth School of Business in 2000, MSc in Accounting from University of Texas at Dallas in 1994, and Bachelor of Economics in World Economy from Fudan University in 1989. He is a Certified Public Accountant in the United States and a Chartered Global Management Accountant. His business address is 1339 Wanfang Road, Shanghai 201112, China.

Ji Luo was appointed as a member of our board of directors in December 2022. Mr. Luo has previously served as an independent director of Xinyuan Property Management Service (Cayman) Ltd., a company listed on the Stock Exchange of Hong Kong (Stock Code: 1895), from September 2019 to October 2022 and Beijing Aerospace Changfeng Co., Ltd., a company listed on the Shanghai Stock Exchange (stock code: 600855), from May 2010 to April 2016. Prior to joining the Company in December 2022, Mr. Luo was the executive manager and a partner at Beijing Hanheng Law Firm from September 2003 and March 2007, respectively. Mr. Luo obtained a bachelor’s degree in law from the China University of Political Science and Law in November 1999 and became a qualified lawyer of the Ministry of Justice of the PRC in April 2001.

As of the date of this annual report on Form 20-F, there were no familial relationships between any directors and members of senior management.

As of the date of this annual report on Form 20-F, there are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any person referred to above was selected as a director or member of senior management.

B.	Compensation

In 2024, the aggregate compensation given to our executive officers, including all directors was US$2.6 million (which included amounts paid to persons who are no longer serving as executive officers), of which the aggregate compensation given to our non-executive directors was US$1.0 million (which included amounts paid to persons who are no longer serving as directors). As discussed below under “Item 6. Directors, Senior Management and Employees—D. Employees,” we made contributions of US$8.8 million to employee benefit plans in 2024.

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

As of December 31, 2024, none of the options granted prior to the expiration of the 2007 Plan remain exercisable.

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

Our company did not grant any options under the 2015 Plan from 2018 to 2024.

As of December 31, 2024, 2,687,934 options were issued and outstanding under the 2015 Plan and 14,865,808 shares remained eligible for future grants under the plan. The following table summarizes the options granted to our current directors, executive officers, and other individuals as a group under our 2015 Plan outstanding as of March 31, 2025.

	Common Shares	Exercise Price of
	Underlying Options	Options Granted		Date of
Name	Granted	(US$ per share)	Grant Date	Expiration
Yong Zhang	2,497,600	1.71	July 1, 2015	June 30, 2025
Other employees as a group (1)	54,334	1.71	July 1, 2015	June 30, 2025
	54,400	1.71	July 1, 2015	June 30, 2025
	81,600	1.71	July 1, 2015	June 30, 2025

(1)	None of these employees is a director or executive officer of our company.

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

Other awards

On September 28, 2019, our board of directors approved the employee stock option plan of Xinchuang Technology, a subsidiary of us. Under the plan, we reserved 150 million shares, representing 30% of Xinchuang Technology’s issued capital for purpose of providing share option awards to our senior management and employees. In November 2019, we granted a total 100 million share options to certain employees of us with an exercise price of US$0.14 (RMB1). The options become vested in five tranches subject to achievement of certain performance conditions as follows: (i) 5% on the grant date with no performance condition; (ii) 5% for each of the first, second, third anniversary of the grant date, respectively; and (iii) the remaining 80% shall vest upon the completion of the initial public offering of Xinchuang. The total fair value of the share options granted in October 2019 is US$3.5 million, which shall be recognized as compensation expense using the accelerated method. The fair value is determined by an external valuer using the discounted cash flow method to determine the underlying equity fair value of Xinchuang Technology. Key assumptions, such as the discount rate, cash flow projections and the discount for lack of marketability, are determined by the Group with best estimates. As of December 31, 2024, there were no expired shares. The amount of expenses relating to the options that the Group recognized in profit of loss during the period is nil (2023: US$nil; 2022: US$nil).

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

As of December 31, 2024, there were no shares vested or expired, and we recognized scheme-related expense amounting to US$nil (2023: US$nil; 2022: US$nil) in profit or loss during the period.

Xinyuan Property Management Service (Cayman) Ltd., a subsidiary of the Company, implemented a new share award scheme during 2024 (the “2024 Share Award Scheme”) which is related to the conditional grants of award shares to its two executive directors (“grantees”) on July 8 2024. This was a one-off grant and expired upon the vesting of the awarded shares. The purpose of the 2024 Share Award Scheme is to recognize the grantees’ contribution to the business performance and development of the subsidiary and to provide sufficient incentive to retain and motivate the grantees to continue to strive for greater contributions to the subsidiary in the future.

As the conditional grants to each of the two executive directors would result in the shares issued and to be issued in respect of all options and awards granted to them in the 12-month period up to and including the date of the conditional grants representing in aggregate over 1% of the shares in issue (excluding any options and awards lapsed in accordance with the terms of the scheme), such grants were approved by the qualified shareholders at the EGM of the subsidiary.

Pursuant to the 2024 Share Award Scheme, the conditional grant of awards of 25,537,500 shares represented 17,025,000 new shares to Mr. Shen and 8,512,500 new shares to Mr. Wang, each of whom are executive directors of the subsidiary. The 25,537,500 awarded shares allotted and issued under the conditional grants represent (i) 4.5% of the issued shares on 8 July 2024; and (ii) approximately 4.31% of the issued shares as enlarged by the allotment and issue of the awarded shares, assuming there will be no other change in the issued share capital of the subsidiary between the grant date and date of the allotment and issuance of the awarded shares. All awarded shares were credited as fully paid upon issue and were vested immediately upon issue. The vesting of the awarded shares is not subject to any performance targets or clawback mechanism. Each of the grantees of the awarded shares shall not dispose of or transfer any of the awarded shares owned by them on or before 31 December 2025, provided that such restriction shall cease to apply if such grantees cease to be directors of the subsidiary.

The aggregate fair value of grantees’ services received in return for restricted shares awarded of approximately US$1,102,260 (RMB7,848,000) was measured by reference to closing market price at HK$0.335 of the subsidiary’s listed shares on 8 July 2024, the grant date of shares awarded.

As of December 31, 2024, the Group recognized expenses relating to the 2024 Share Award Scheme of US$1,102,260 in the Consolidated Statements of Comprehensive Income.

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

The compensation committee assists the board in reviewing and approving the design of and administering executive compensation programs. The compensation committee is responsible for, among other things:

●	reviewing our overall compensation philosophy at least annually;
●	reviewing and approving the corporate goals and objectives relative to our Chief Executive Officer’s compensation on an annual basis and determine the level of the Chief Executive Officer’s compensation;

●	determining, or recommending for the board’s determination, the annual base and incentive compensation for our Chief Financial Officer, Chief Operating Officer, Chief Administrative Officer and any other person who performs similar functions for our company;
●	making recommendations to the board with respect to equity-based compensation plans;
●	determining compensation policies and practices and approving compensation to non-employee directors; and
●	reviewing, approving or making recommendations on executive employments agreements or any severance or similar termination payments proposed to be made to any current or former executive officer of the company.

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

Terms of Directors and Officers

Under our memorandum and articles of association, a director holds office until he resigns or otherwise vacates his office or is removed by our shareholders or directors. Accordingly, annual elections of directors by our shareholders are not required and we do not put to a shareholder vote on an annual or periodic basis election of directors to our company. A director may be removed by special resolution passed by our shareholders before the expiration of such director’s term. Officers are appointed by and serve at the discretion of the board of directors.

D.	Employees

As of December 31, 2022, 2023 and 2024, we had 1,160, 1,069 and 985 full-time employees, respectively. The following table sets forth the number of our full-time employees categorized by function as of the period indicated:

	2022	2023	2024
Management	48	27	36
Finance	125	82	79
Planning and development	180	146	75
Project construction management	172	240	173
Sales and marketing	127	99	100
Property management	365	370	429
Administrative and human resources	130	95	80
Legal and audit	13	10	13
Total	1,160	1,069	985

As of December 31, 2024, our subsidiary, Xinyuan Property Service Co., Ltd, also hired approximately 6,540 contract employees, most of whom provided security and housekeeping services relating to property management.

As required by PRC regulations, we participate in various employee benefit plans that are organized by municipal and provincial governments, including housing funds, pension, medical and unemployment benefit plans. We are required under PRC law to make contributions to the employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the respective local government authorities where we operate our businesses from time to time. Members of the retirement plan are entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. The total amount of contributions we made to employee benefit plans in 2022, 2023 and 2024 was US$14,643,127, US$10,035,173 and US$8,777,571, respectively.

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

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our common shares as of April 7, 2025, by:

●	each of our directors and executive officers;
●	each person known to us to own beneficially more than 5% of our common shares; and
●	all of our directors and executive officers as a group.

		Shares
		Beneficially
		Owned (1)
Directors and Executive Officers	Number	%
Yong Cui	—	—
Haifei He	—	—
Yifan (Frank) Li	—	—
Yuyan Yang*(2)	28,400,000	22.86%
Yong Zhang*(3)	30,897,600	24.38%
Ji Luo	—	—
Fei Xie	—	—
All directors and executive officers as a group (4)	59,297,600	46.78%

5% Shareholders:
Spectacular Stage Limited(2)	28,400,000	22.86%
Juicy Seasons Limited(3)	30,897,600	24.38%
Central Plains Ltd. (5)	11,398,784	9.17%
Xy Management Ltd. (6)	12,515,080	10.07%
(1)	Beneficial ownership includes voting or investment power with respect to the securities and, except as indicated below, each person named has sole voting and investment power with respect to the shares shown opposite his or her name. Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act, pursuant to which a person or group of persons is deemed to have “beneficial ownership” of any shares of ADRs that such person has the right to acquire within 60 days of the date of determination. The percentage of beneficial ownership is based on 112,273,601 common shares outstanding as of March 31, 2025. In addition, for purposes of computing the percentage of outstanding shares of ADRs held by each person or group of persons named above, any shares which such person or persons had the right to acquire on or within 60 days of March 31, 2025 are deemed to be outstanding but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

(2)	Ms. Yang is the settlor of The Spectacular Stage Trust established pursuant to the Trust Deed dated November 24, 2015 between Ms. Yang, as Settlor, and HSBC International Trustee Limited, as Trustee, or the “Spectacular Trust.” Pursuant to the Trust Deed, the Trustee is required to obtain the prior written consent of Ms. Yang, as Protector, before making any direct or indirect dispositions of any common shares that constitute assets of the Spectacular Trust and to vote common shares held by the Spectacular Trust and cause any entity owned by the Spectacular Trust directly or indirectly that holds common shares to vote such shares in accordance with instructions from Ms. Yang. Accordingly, pursuant to Section 13(d) of the Exchange Act, Ms. Yang may be deemed to beneficially own all of the common shares held directly or indirectly by the Spectacular Trust. Spectacular Stage Limited, a British Virgin Islands company indirectly wholly owned by the Spectacular Trust, owns 28,400,000 common shares.
(3)	Mr. Zhang is the settlor of The Juicy Seasons Trust established pursuant to the Trust Deed dated June 21, 2019 between Mr. Zhang, as Settlor, and HSBC International Trustee Limited, as Trustee, or the Juicy Trust. Pursuant to the Trust Deed, the Trustee is required to obtain the prior written consent of Mr. Zhang, as Protector, before making any direct or indirect dispositions of any common shares that constitute assets of the Juicy Trust and to vote common shares held by the Juicy Trust and cause any entity owned by the Juicy Trust directly or indirectly that holds common shares to vote such shares in accordance with instructions from Mr. Zhang. Accordingly, pursuant to Section 13(d) of the Exchange Act, Mr. Zhang may be deemed to beneficially own all of the common shares held directly or indirectly by the Juicy Trust. Juicy Seasons Limited, a British Virgin Islands company indirectly wholly owned by the Juicy Trust, owns 28,400,000 common shares. The amount of common shares also includes 2,497,600 common shares issuable upon exercise of vested options.
(4)	Includes 2,497,600 common shares issuable upon exercise of options exercisable within 60 days.
(5)	Represents 11,398,784 common shares held by Central Plains Ltd., a British Virgin Islands company, which is 100% owned by Jinghong Huo, as reported in a Schedule 13G jointly filed by Central Plains Ltd. and Jinghong Huo on January 29, 2024. The registered address of Central Plains Ltd. is ILS FIDUCIARY (BVI) LIMITED, Mill Mall, Suite 6, Wickhams Cay 1, P.O. Box 3085, Road Town, Tortola, British Virgin Islands.
(6)	Represents 12,515,080 common shares held by Xy Management Ltd., a British Virgin Islands company, which is 100% owned by Jianwei Gao. The registered address of Xy Management Ltd. is Mill Mall, Suite 6, Wickhams Cay 1, PO BOX 3085, Road Town, Tortola, British Virgin Islands.
F.	Disclosure of a registrant’s action to recover erroneously awarded compensation.

Not applicable.

ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership” for our major shareholders.

Our major shareholders do not have voting rights that are different from other shareholders.

There were three record holders in the United States, including the depositary for our ADSs, holding, collectively, 35.6% of our outstanding common shares, as of April 7, 2025.

B.	Related Party Transactions

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

Legal Proceedings

In November 2022, Xinyuan Service, one of the Company’s subsidiaries in which the Company has a controlling stake, identified that certain time deposits of a wholly-owned subsidiary of Xinyuan Service (the “Xinyuan Service Subsidiary”) amounting to RMB402 million in aggregate had been pledged (the “Subsidiary Pledges”) to secure loan facilities for another subsidiary of the Company (the “Beneficiary”), as well as for certain companies which are not part of the Group. On April 17, 2023, Xinyuan Service and the Xinyuan Service Subsidiary filed a Notice of Arbitration to initiate Hong Kong International Arbitration Centre-administered arbitration proceedings against the Beneficiary seeking recovery of any losses and/or damages suffered by Xinyuan Service with respect to the Subsidiary Pledges. The final and legally binding arbitral award in the Arbitration, dated 13 October 2023, has been issued by the HKIAC (the “Arbitral Award”). Specifically, the Arbitral Award provides that: (i) the Respondent is liable to immediately pay the Claimants the loss suffered by the Claimants due to the Respondent’s conduct, including the total deposit principal of RMB402 million, interest losses of RMB24 million on the principal of the Time Deposits, and costs and expenses the Claimants incurred in reviewing and investigating the matter (amongst others) totaling HKD4 million; (ii) the Respondent shall transfer to the Claimants certain non-cash assets, and immediately pay the Claimants in cash the difference between the abovementioned funds and the value of the non-cash assets provided by the Respondent as declared by the Tribunal; and (iii) the Respondent shall bear the costs of the Arbitration.

On December 19, 2023, we received subpoenas from the SEC in connection with certain loans and compensations. On June 12, 2024, the Xinyuan Service Subsidiary’s shares have been reinstated, resulting in the automatic termination of the SEC investigation.

On January 7, 2024, Hudson 888 Owner LLC and Hudson 888 Holdco LLC (the “Hudson 888 Debtors”), two of the Company’s subsidiaries in the United States voluntary filed petitions for relief (each, a “Chapter 11 Case”) under chapter 11 of title 11 of the United States Code in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”). Through these Chapter 11 Cases, and subject to negotiations with other parties in interest and approval of the Bankruptcy Court, the Hudson 888 Debtors anticipate pursuing a stand-alone restructuring plan that may include one or more potential restructuring scenarios. On October 11, 2024, Hudson 888 Owner LLC and Hudson 888 Holdco LLC (the “Hudson 888 Debtors”), two of the Company’s subsidiaries in the United States, submitted their Plan of Reorganization (“Restructure Plan”) to restructure their debts in connection with a previously filed Chapter 11 petition from January 7, 2024. The bankruptcy court approved the Restructure Plan and issued a Confirmation Order on October 11th. On December 6, 2024, Hudson 888 Debtors completed a transaction to pay off the remaining secured claims in the Hudson 888 Debtors’ chapter 11 cases for approximately $48 million. This transaction represents the successful culmination of the Hudson 888 Debtors’ reorganization around the retail portion of The Bloom on Forty Fifth Condominium. With the closing of the December 6th transaction, Hudson 888 Debtors re-emerged from bankruptcy just under a few months.

On April 14, 2025, an involuntary petition for relief under Chapter 11 of Title 11 of the United States Bankruptcy Code was filed against Xinyuan Real Estate Co., Ltd. (the “Company”) in the United States Bankruptcy Court for the Southern District of New York. As of April 21, 2025, the Company reached a settlement agreement with all of the petitioning creditors (the “Parties”) in connection with the involuntary petition filed on April 14, under which the Parties have agreed to jointly request the court to suspend further proceedings for at least 14 days, and upon meeting the conditions in the settlement agreement, the petitioning creditors will promptly dismiss the Chapter 11 case against the Company.

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

Our ADSs, each representing 20 of our common shares, have been listed on the NYSE since December 12, 2007. Our ADSs trade under the symbol “XIN.” The Company’s ADSs were temporarily suspended from trading on the NYSE from April 15, 2025 to April 21, 2025, due to an involuntary Chapter 11 petition filed against the Company in the U.S. Bankruptcy Court for the Southern District of New York. Trading resumed on April 21, 2025 following the resolution of the matter.

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

Under the EIT Law and the Implementation for the EIT Law, PRC income tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business, but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC. Similarly, any gain realized on the transfer of our ADSs by such investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC. For non-PRC individual investors, under PRC Individual Income Law, there could be a PRC income tax at a rate of 20% for such dividends or gains. If we are considered a PRC “resident enterprise,” it is unclear whether dividends we pay with respect to our ADSs, or the gain a shareholder may realize from the transfer of our ADSs, would be treated as income derived from sources within the PRC and be subject to PRC tax as stated above. If we are not considered a PRC “resident enterprise,” the holders of our ADSs that are non-PRC “resident enterprises” could be subject to PRC income tax for gains from transferring or otherwise disposing their ADSs, since such activities might be recognized as “transferring the equity interests of a PRC resident enterprise indirectly by disposing of the equity interests of an overseas holding company” under Circular 7 or GATA. However, since Circular 7 specifies that it does not apply if a non-PRC resident enterprise purchases and sells equity of the same listed foreign enterprise in the open market and obtains the proceeds from indirect transfer of Chinese taxable property, for most our investors, who either are not enterprises, or are non-resident enterprises but only trade equity in the open market and gain proceeds, they will not be required to pay tax under Circular 7. It is also unclear whether, if we are considered a PRC “resident enterprise,” holders of our ADSs might be able to claim the benefit of income tax treaties entered into between China and other countries.

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

Certain dividends received by non-corporate U.S. Holders generally will be taxed at the preferential rate applicable to qualified dividend income. These reduced income tax rates are applicable to dividends paid by “qualified foreign corporations” and only with respect to common shares or ADSs held for a minimum holding period of at least 61 days during a specified 121-day period, and if certain other conditions are met (including, but not limited to, us not being a PFIC (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year). Shareholders should consult their tax advisors regarding the availability of the preferential rate for dividends paid with respect to common shares or ADSs.

Dividends paid by us will constitute income from sources outside the United States for U.S. foreign tax credit limitation purposes and will be categorized as “passive category income” or, in the case of certain U.S. Holders, as “general category income” for U.S. foreign tax credit purposes.

In the event that we are deemed to be a PRC resident enterprise under the EIT Law (see discussion under “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation”), shareholders may be subject to PRC withholding taxes on dividends paid to them with respect to the common shares or ADSs. Subject to generally applicable limitations, PRC withholding taxes on dividends, if any, may be treated as foreign taxes eligible for credit against shareholders’ U.S. federal income tax liability. However, such foreign tax credit may be disallowed, if the U.S. Holder has held such shares for less than a specified minimum period during which the U.S. Holder is not protected from risk of loss, or is obligated to make payments related to the dividends. The rules relating to the U.S. foreign tax credits are complex and U.S. Holders may be subject to various limitations on the amount of foreign tax credits that are available. U.S. Holders should consult their own tax advisors regarding the effect of these rules in their particular circumstances. For the year ended December 31, 2024, we did not declare any dividends to our shareholders.

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

Based on our estimated gross income, the average value of our assets, including goodwill, and the nature of our business, although not free from doubt, we do not believe that we were classified as a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2024. Our status for any taxable year will depend on our assets and activities in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC for the current taxable year or any future taxable year. The market value of our assets may be determined in large part by reference to the market price of the ADSs and our common shares, which is likely to fluctuate. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of being classified as a PFIC may substantially increase. In addition, because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our becoming a PFIC for the current or subsequent table years. If we were classified as a PFIC for any year during which a U.S. holder held our ADSs or common shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. holder holds our ADSs or common shares.

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

In the event we are classified as a PFIC, in any year in which shareholders hold the common shares or ADSs, and any shareholders do not make the election described in the preceding paragraph, any gain recognized by such shareholders on a sale or other disposition (including a pledge) of the common shares or ADSs would be allocated ratably over such shareholders’ holding period for the common shares or ADSs. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed. Further, to the extent that any distribution received by shareholders on their common shares or ADSs were to exceed 125% of the average of the annual distributions on the common shares or ADSs received during the preceding three years or a shareholder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain on the sale or other disposition of shares, described above. Classification as a PFIC may also have other adverse tax consequences, including, in the case of individuals, the denial of a step-up in the basis of their common shares or ADSs at death.

The U.S. federal income tax rules relating to PFICs are complex. Shareholders are urged to consult their tax advisors with respect to the purchase, ownership and disposition of the common shares or ADSs, any elections available with respect to such ADSs and the U.S. Internal Revenue Service information reporting obligations with respect to the purchase, ownership and disposition of the ADS.

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

I.	Subsidiary Information

Not applicable.

J.	Annual Report to Security Holders

If we are required to provide an annual report to security holders in response to the requirements of Form 6-K, we will submit the annual report to security holders in electronic format in accordance with the EDGAR Filer Manual.

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

Foreign Exchange Risk

We and our subsidiaries are principally engaged in real estate development and the provision of property management services in the PRC. We started U.S. business operations, which is mainly residential real estate development, as well as resale, in 2012. The functional currency of our PRC subsidiaries is the Renminbi, while that of our subsidiaries in the United States is U.S. dollars. Our reporting currency is the U.S. dollar. We translate the PRC operating results using the average exchange rate for the year and we translate the PRC financial position at the year-end exchange rate. The foreign currency translation loss recognized in our other comprehensive income/(loss) amounted to US$5.03 million in 2024.

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

Our indebtedness consists primarily of short-term and long-term bank borrowings, secured debt and onshore corporate bonds. As of December 31, 2024, we had (i) US$62.4 million of short-term borrowings, with US$62.4 million denominated in RMB, which bear interest rates ranging from 6.5% per annum to 19.2% per annum, with a weighted average interest rate at such date of 7.24%; (ii) US$460.6 million of long-term bank loans, including current portions of long-term bank loans, bear floating interest rates, which are based on 92.6% to 189.5% of PBOC benchmark rates in the following years; and (iii) US$156.4 million of long-term debt, including current portions of long-term debt, bear floating interest rates, which are based on LIBOR or SOFR benchmark rates in the following years. The PBOC regulates the interest rates of our Renminbi-denominated borrowings. The PBOC-published benchmark one-year lending rate in China, which directly affects the property mortgage rates offered by commercial banks in China, as of December 31, 2022, 2023 and 2024 was 4.35%, 4.35% and 4.35%, respectively. As of December 31, 2024, the principal amount of our aggregate outstanding variable rate debt, including long-term bank loans, was US$665.7 million. A hypothetical 1.00% increase in annual interest rates would increase our interest cost by approximately US$6.7 million per year based on our debt level as of December 31, 2024. The senior secured notes and other debt, except the above-mentioned US$665.7 million of floating rate debt, bear fixed interest rates and therefore, interest rate risk is low.

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

As of December 31, 2024, we had outstanding guarantees of mortgages in the principal amount of US$1,708.9 million. If a purchaser defaults on the payment of its mortgage during the term of the guarantee, the mortgage lending bank may require us to repay the outstanding amount under the loan plus any accrued interest. In this event, although we are able to retain the customer’s deposit and sell the property to recover any amounts paid by us to the bank, there can be no assurance that we would be able to sell the property at a price equal to or greater than the amount we paid on the defaulting purchaser’s outstanding loan amount and any accrued interest thereon. We paid US$0.6 million to satisfy guarantee obligations related to customer defaults in 2024.

During parts of 2011 and 2012, we offered certain homebuyers seller-financing arrangements. All the homebuyers entered into such arrangement were subject to credit verification procedures. In addition, accounts receivable balances are unsecured, but monitored on an ongoing basis via our management reporting procedures. We provided longer payment terms, ranging between six months to two years to particular home buyers after applying strict credit requirements based on our credit policy. In the second half of 2012, execution of seller-financed contracts dropped significantly. From the fourth quarter of 2012, we stopped offering seller-financed contracts to second home buyers. Commencing in the second quarter of 2014, the Group again offer seller-financed contracts. As of December 31, 2023 and 2024, there was no concentration of credit risk with respect to receivables and we do not have a significant exposure to any individual debtor. Since 2013, PRC banks have tightened the distributions of mortgage loans to homebuyers. Therefore, mortgage loans for homebuyers have been subject to longer processing periods or even denied by the banks. We took the position that the processing periods of the contracts with underlying mortgage loans exceeding one year cannot be recognized as revenue on an over time basis.

As of December 31, 2024, our cash and cash equivalents totaled US$94.4 million and restricted cash totaled US$57.9 million, predominately deposited in accounts maintained with state-owned bank within the PRC. We have not experienced any losses in such accounts and management believes it is not exposed to any risks on its cash in bank accounts.

Inflation

Inflation has not had a significant effect on our business during the past three years. According to the National Bureau of Statistics of China, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 2.0%, 0.2% and 0.2% in 2022, 2023 and 2024, respectively. Deflation could negatively affect our business as it would be a disincentive for prospective property buyers to make a purchase. As of the date of this annual report, we have not been materially affected by any inflation or deflation.

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

The depositary may charge the following additional amounts to ADR holders:

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

The depositary may remit to us all or a portion of the depositary fees charged for the reimbursement of certain of the expenses we incur in respect of the ADS program established pursuant to the deposit agreement upon such terms and conditions as we may agree from time to time. In 2024, no such reimbursement was made.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control-Integrated Framework (2013 Framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control-Integrated Framework (2013 Framework), our management concluded that, as of December 31, 2024, our internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP.

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

First, the Internal Review did identify some weaknesses in the Company’s internal controls, which the Company is working to correct. As part of that process, the Company is implementing enhanced review protocols, including:

●	appointing a new chairman for Xinyuan China, who has a strong professional background in the real estate industry;
●	strengthening and improving its internal accounting procedures and bookkeeping standards to ensure accurate recording of transactions and regular reviews of transaction records;
●	strengthening and enhancing its internal procedures and standards regarding contract management and transaction approval, with stricter and more detailed requirements and guidance, including imposing requirements for supporting documentation with respect to any related party transaction;
●	providing additional guidance and training to employees regarding the relevant rules and disclosure requirements for related party transactions;
●	improving the process of identifying, processing, and disclosing related party transactions to ensure compliance with the relevant rules and regulations; and
●	completing comprehensive data migration to clearly separate systems between the Company and the related party, including email domains, online approval (OA) and HR systems, and seal usage management.

Second, Xinyuan Property Management Services (HK) Limited, or the “HK Subsidiary,” has retained Deloitte Enterprise Consulting (Shanghai) Co., Ltd. Beijing Branch as independent internal control reviewer to review and validate the HK Subsidiary’s systems and controls. The Company is considering the findings from that review. To the extent they are relevant to the Company, the Company will also implement any recommended improvements.

Third, the Company has arranged regular training sessions to raise employee awareness of internal control and compliance matters.

Finally, the effectiveness of our internal control over financial reporting, as of December 31, 2024, was also audited by Assentsure PAC, an independent registered public accounting firm, as stated in their attestation report thereon which appears herein.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Xinyuan Real Estate Co., Ltd.

Opinion on Internal Control over Financial Reporting

We have audited Xinyuan Real Estate Co., Ltd. and subsidiaries’ internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Xinyuan Real Estate Co., Ltd. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheets as of December 31, 2024 and 2023, the related consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for the years ended December 31, 2024, 2023 and 2022, and the related notes and our report dated April 29, 2025 expressed an unqualified opinion thereon.

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

Singapore

April 29, 2025

Changes in Internal Control over Financial Reporting

During 2024, there were no changes in our internal control over financial reporting that occurred during the period covered by the report for 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Assentsure PAC, KTC Partners CPA Limited, Elite Partners CPA Limited and Moore CPA Limited, our independent registered public accounting firm, for the periods indicated:

	2024	2023
	US$	US$
Audit fees (1)
- Assentsure PAC	1,067,368	1,207,001
- KTC Partners CPA Limited	168,532	—
- Moore CPA Limited	—	284,426
Audit-related fees (2)
- Elite Partners CPA Limited	59,969	—
- Moore CPA Limited	—	71,994
Tax fees	—	—
All other fees	—	—
(1)	“Audit fees” represent the aggregate fees billed in each of the fiscal year for the audit of financial statements of the Company and the limited quarterly procedures. In 2024, the audit fees billed included the audit of financial statements of the Company’s subsidiary, Xinyuan Property Management Service (Cayman) Ltd for its annual reporting purpose.
(2)	“Audit-related fees” represents aggregate fees billed in respect of review of interim financial statements of Xinyuan Property Management Service (Cayman), Ltd., and issue comfort letter for the Company’s financing purposes.

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

The following table sets forth a summary of our repurchase of our ADSs made from January 1, 2024 to December 31, 2024:

			Total Number
			of ADSs	Total Number
			Purchased as	of ADSs
			Part of	that May Yet
			Publicly	Be Purchased
	Total Number	Average Price	Announced	Under the
	of ADSs	Paid Per ADS	Plans or	Plans or
Period(1)	Purchased	(US$)	Programs	Programs
January 1 - January 31	39,569	2.48	39,569	672,621
February 1 - February 28	11,341	2.69	11,341	661,280
March 1 - March 31	19,002	2.70	19,002	642,278
April 1 - April 30	13,275	2.70	13,275	629,003
May 1 - May 31	9,132	2.64	9,132	619,871
June 1 through June 30	31,500	2.65	31,500	588,371
July 1 through July 31	4,749	2.74	4,749	583,622
August 1 through August 31	5,911	2.79	5,911	577,711
September 1 through September 30	7,000	2.70	7,000	570,711
October 1 through October 31	—	—	—	570,711
November 1 through November 30	—	—	—	570,711
December 1 through December 31	26,700	2.58	26,700	544,011
Total	168,179	2.62	168,179	544,011
(1)Our ADS to common share ratio is one ADS for 20 common shares.

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

The Company is controlled by Mr. Yong Zhang, who holds 24.38% of its outstanding shares as of April 7, 2025. In response to Item 16I(a) of Form 20-F, based on the above and the following information, the Company believes it is not owned or controlled by a governmental entity in mainland China or Hong Kong.

Based on an examination of the Company’s register of members, to the Company’s knowledge, no shareholder other than Juicy Seasons Limited, Spectacular Stage Limited and Central Plains Ltd. owns more than 5% of the Company’s outstanding shares. Juicy Seasons Limited is a private company incorporated in the British Virgin Islands wholly owned and controlled by Mr. Yong Zhang. Juicy Seasons Limited beneficially owns 24.38% of the Company’s total outstanding shares as of April 7, 2025. Spectacular Stage Limited is a private company incorporated in the British Virgin Islands wholly owned and controlled by Ms. Yuyan Yang. Spectacular Stage Limited beneficially owns 22.86% of the Company’s total outstanding shares as of April 7, 2025. Please refer to “Item 6.E. Directors, Senior Management and Employees-Share Ownership” of in this annual report on Form 20-F for more details.

In addition, the Company is not aware of any governmental entity in mainland China or Hong Kong that is in possession of the power, direct or indirect, to direct or cause the direction of the management and policies of the Company, whether through the ownership of voting securities, by contract, or otherwise.

The Company’s auditor for the fiscal years ended December 31, 2022, December 31, 2023 and December 31, 2024, Assentsure PAC, is PCAOB registered and based in Singapore. Under the HFCAA, the PCAOB is permitted to inspect our independent public accounting firm. There is no guarantee that future audit reports will be prepared by auditors that are completely inspected by the PCAOB, and, as such, future investors may be deprived of such inspections, which could result in limitations or restrictions to our access of the U.S. capital markets. While the audit reports of Assentsure PAC incorporated by reference into this annual report on Form 20-F are prepared by auditors based in Singapore who are subject to inspection and investigation by the PCAOB, there can be no assurance that our auditor or we will be able to comply with these and other requirements imposed by U.S. regulators in the future.

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

Item 16J. INSIDER TRADING POLICIES

As of the date of this annual report, the Company has not adopted a formal written insider trading policy. The Board of Directors is currently evaluating the implementation of such a policy to align with applicable SEC rules and exchange requirements. The Company relies on general compliance training and ad-hoc communications to ensure that directors, officers and employees adhere to insider trading laws and regulations, including the listing standards of Nasdaq.

Item 16K. CYBERSECURITY

Risk Management and Strategy

As of the date of this annual report, the Company has not identified any material cybersecurity incidents or threats that have materially affected, or are reasonably likely to materially affect, its business operations, financial condition, or strategic objectives. While the Company has not yet established a formal enterprise-wide cybersecurity risk assessment framework, it maintains ad-hoc monitoring mechanisms to address potential threats, including regular system vulnerability scans and employee awareness training. The Company is in the process of developing a structured cybersecurity risk management policy.

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

1.1

Second Amended and Restated Memorandum and Articles of Association of Xinyuan Real Estate Co., Ltd. (incorporated by reference to Exhibit 1.1 to the registrant’s annual report on Form 20-F (File No. 001-33863), as amended, initially filed with the SEC on May 15, 2024)

2.1

Deposit Agreement, dated as of December 11, 2007, among Xinyuan Real Estate Co., Ltd., JPMorgan Chase Bank, N.A., as depositary, and holders of American Depositary Shares (incorporated by reference to Exhibit 2.5 to Amendment No. 1. to the registrant’s annual report (File No. 001-33863), as amended, initially filed with the SEC on September 29, 2009)

2.2

Amendment to Deposit Agreement, including the form of ADR, dated November 9, 2017 (incorporated by reference to Exhibit 99.(a)(2) to the registrant’s F-6EF (File No. 333-221449) filed with the SEC on November 9, 2017)

2.3

Form of Amendment No. 2 to Deposit Agreement, including the form of ADR, dated November 15, 2022 (incorporated by reference to Exhibit 99.(a)(3) to the registrant’s F-6 POS (File No. 333-221449) filed with the SEC on November 15, 2022)

2.4

Indenture, dated as of December 6, 2013, between Xinyuan Real Estate Co., Ltd., the entities listed on Schedule 1 thereto as Subsidiary Guarantors, and Citicorp International Limited, as Trustee and Shared Security Agreement (incorporated by reference to Exhibit 99.1 to the registrant’s Form 6-K (File No. 001-33863) filed with the SEC on December 9, 2013)

2.5

Indenture Supplement No. 1 dated as of February 13, 2015, among Citicorp International Limited as Trustee, Citicorp International Limited as Shared Security Agent, Xinyuan Real Estate Co., Ltd. and the entities listed in Schedules I thereto as the Subsidiary Guarantors to the Indenture, dated as of May 3, 2013 with respect to the registrant’s 13% June 2019 Senior Secured Notes (incorporated by reference to Exhibit 99.2 to the registrant’s Form 6-K (File No. 001-33863) filed with the SEC on February 13, 2015)

2.6

Indenture Supplement No. 2, dated as of February 3, 2016, among Citicorp International Limited as Trustee, Citicorp International Limited as Shared Security Agent, Xinyuan Real Estate Co., Ltd. and the entities listed in Schedule I as the Subsidiary Guarantors, to the Indenture, dated as of December 6, 2013, with respect to the registrant’s 13% June 2019 Senior Secured Notes (incorporated by reference to Exhibit 99.3 to the registrant’s Form 6-K (File No. 001-33863) filed with the SEC on February 3, 2016)

2.7

Global note representing the 13% June 2019 Senior Secured Notes (US$200,000,000 aggregate principal amount) (incorporated by reference to Exhibit 99.2 to the registrant’s Form 6-K (File No. 00133863) filed with the SEC on December 9, 2013)

2.8

Indenture, dated as of August 30, 2016, between Xinyuan Real Estate Co., Ltd., the entities listed on Schedule I thereto as Subsidiary Guarantors, and Citicorp International Limited, as Trustee and Shared Security Agent (incorporated by reference to Exhibit 99.1 to the registrant’s Form 6-K (File No. 00133863) filed with the SEC on August 30, 2016)

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

Exhibit Number	Description of Document

2.22

Global note representing 14.5% Senior Notes due 2023 (US $300,000,000 aggregate principal amount) (incorporated by reference to Exhibit 99.1 to the registrant’s Form 6-K (File No. 001-33863) filed with the SEC on September 18, 2020)

2.23

Global note representing 14% Senior Notes due 2024 (US $170,000,000 aggregate principal amount) (incorporated by reference to Exhibit 99.1 to the registrant’s Form 6-K (File No. 001-33863) filed with the SEC on January 26, 2021)

2.24

Global note representing 3% Senior Notes due 2027 (US$331,303,941 aggregate principal amount) (incorporated by reference to Exhibit 99.1 to the registrant’s Form 6-K (File No. 001-33863) filed with the SEC on August 22, 2023)

2.25

Supplemental Indenture, dated as of April 29, 2024, between Xinyuan Real Estate Co., Ltd., the entities listed on Schedule I thereto as Subsidiary Guarantors, and Citicorp International Limited, as Trustee, related to 3.0% Senior Notes Due 2027(incorporated by reference to Exhibit 2.25 to the registrant’s annual report on Form 20-F (File No. 001-33863), as amended, initially filed with the SEC on May 15, 2024)

2.26	Description of Securities (incorporated by reference to Exhibit 2.19 to the registrant’s annual report on Form 20-F (File No. 001-33863), filed with the SEC on April 29, 2020)

2.27

Subscription Agreement, dated as of December 18, 2023, by and between Xinyuan Real Estate Co., Ltd. and Central Plains Ltd. (incorporated by reference to Exhibit 10.1 to the registrant’s Form 6-K (File No. 001-33863) filed with the SEC on December 22, 2023)

4.1

2007 Long Term Incentive Plan (incorporated by reference to Exhibit 10.2 to the registrant’s F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

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

15.1

Consent of Union Power HK CPA Limited(incorporated by reference to Exhibit 15.1 to the registrant’s [Amend] annual report on Form 20-F (File No. 001-33863), as amended, initially filed with the SEC on October 29, 2024)

15.2*	Consent of Assentsure PAC

15.3

Letter of Union Power HK CPA Limited to the SEC, dated May 30, 2023 (incorporated by reference to Exhibit 15.3 to the registrant’s annual report on Form 20-F (File No. 001-33863), as amended, initially filed with the SEC on May 30, 2023)

97.1

Compensation Recovery Policy of the Registrant (incorporated by reference to Exhibit 97.1 to the registrant’s annual report on Form 20-F (File No. 001-33863), as amended, initially filed with the SEC on May 15, 2024)

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

Date: April 29, 2025

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Xinyuan Real Estate Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Xinyuan Real Estate Co., Ltd. and subsidiaries (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for the years ended December 31, 2024, 2023 and 2022, and the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years ended December 31, 2024, 2023 and 2022, in conformity with accounting principles generally accepted in the United States of America.

Opinion on Internal Control over Financial Reporting

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 29, 2025 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, examining, on a test basis, evidence supporting the amounts and disclosures, assessing the accounting principles used and significant estimates made by management, and evaluating the overall presentation of the consolidated financial statements. Our audits also included performing procedures to test the effectiveness of the Company’s internal control over financial reporting.  We believe that our audits provide a reasonable basis for our opinion.

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
o

Testing the estimated costs to complete projects that were not completed during the year ended December 31, 2024 by comparing the estimated cost to complete at December 31, 2024 to actual cost incurred subsequent to December 31, 2024.

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

Impairments – Real Estate Properties Development Completed and Under Development

Critical Audit Matter Description

At December 31, 2024, the Company’s real estate properties development completed and under development was US$3,206,897,355. As described in Note 2 to the consolidated financial statements, the Company’s evaluation of impairment of real estate involves an assessment of the carrying value of real estate properties development completed and under development when events or changes in circumstances indicate that the carrying value may not be recoverable.

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

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to real estate properties development completed and under development impairment included the following, among others:

●	We tested the effectiveness of controls over impairment of real estate properties development completed and under development, including those over impairment indicators and the determination of future undiscounted cash flows and forecasted sales price for real estate properties development completed and under development.
●	We evaluated the future cash flows analysis, including the reasonableness of estimated target sales and target costs. For each real estate asset identified as having indicators of impairment, we performed the following procedures:
1.	Making inquiries of accounting and operations management and board of directors.
2.	Comparing the source data and management’s assumptions to the Company’s historical results and external market sources.
3.	Testing the mathematical accuracy of the future cash flows analysis.

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

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures relating to the Company’s assertion on its ability to continue as a going concern included the following, among others:

●	We inquired of Company management and reviewed Company records and documents to assess whether there are additional factors that contribute to the uncertainties disclosed.
●	We assessed whether the Company’s identification of conditions and events that indicate there could be substantial doubt about its ability to continue as a going concern for a reasonable period of time was appropriate and adequately disclosed.
●	We reviewed a cash flow projection prepared by management incorporating management’s plan and performed sensitivity analysis of significant assumptions to evaluate the changes in the cash flow projection that would result from changes in the assumptions.
●	We inquired of Company management the settlement agreement with all of the petitioning creditors discussed in Note 24 to the consolidated financial statements together with the conditions in the settlement agreement signed between petitioning creditors and the Company. We have also reviewed the settlement agreement to assess that the transaction is appropriately disclosed and whether the Company has the ability to fulfill the stated conditions.

/s/ Assentsure PAC

We have served as the Company’s auditor since 2022.

Singapore

April 29, 2025

PCAOB ID No: 6783

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(ALL amounts stated in US$, except for number of shares data)

		December 31,	December 31,
	Notes	2023	2024
		US$	US$
ASSETS

Current assets
Cash and cash equivalents		129,243,923	94,444,126
Restricted cash		101,577,317	57,941,758
Short-term investments	3	5,422,264	3,106,107
Accounts receivable, net		44,252,051	42,101,736
Other receivables	4	378,656,298	339,695,310
Deposits for land use rights		31,973,682	30,270,992
Other deposits and prepayments		259,752,148	235,424,409
Advances to suppliers		39,803,727	37,155,618
Real estate properties development completed and under development	5	3,307,964,969	3,206,897,355
Amounts due from related parties	17	192,626,511	191,715,053
Amounts due from employees	17	1,038,494	805,503
Other current assets		900,641	966,930

Total current assets		4,493,212,025	4,240,524,897

Non-current assets
Real estate properties held for lease, net	6	322,552,001	306,314,884
Deposits for land use rights and properties		32,473,512	31,996,013
Property and equipment, net	7	25,543,359	13,331,980
Long-term investments	8	73,787,743	67,898,666
Deferred tax assets	14	283,687,539	282,311,518
Amounts due from related parties	17	14,805,229	14,641,366
Contract assets		34,255,318	25,373,383
Operating lease right-of-use assets	12	1,615,626	372,277
Other assets		51,460,879	39,712,747

Total non-current assets		840,181,206	781,952,834

TOTAL ASSETS		5,333,393,231	5,022,477,731

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(ALL amounts stated in US$, except for number of shares data)

		December 31,	December 31,
	Notes	2023	2024
		US$	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Accounts payable and notes payable (including accounts payable and notes payable of the VIEs without recourse to the primary beneficiary of US$13,215 and US$13,021 as of December 31, 2023 and 2024, respectively)		1,023,913,738	992,213,130
Short-term bank loans and other debt	9	63,295,071	62,364,365
Customer deposits	13	740,013,355	525,882,552
Income tax payable		294,923,155	264,605,419
Other payables and accrued liabilities (including other payables and accrued liabilities of the VIEs without recourse to the primary beneficiary of US$3,831,970 and US$2,134,884 as of December 31, 2023 and 2024, respectively)	16	659,501,859	779,236,665
Payroll and welfare payable (including payroll and welfare payable of the VIEs without recourse to the primary beneficiary of US$319,565 and US$164,573 as of December 31, 2023 and 2024, respectively)		14,191,467	13,989,715
Current portion of long-term bank loans and other debt	10,11	1,265,784,530	1,082,607,536
Operating lease liabilities, current portion	12	2,228,329	747,044
Mandatorily redeemable non-controlling interests		9,741,467	10,725,626
Amounts due to related parties	17	72,910,425	69,493,602

Total current liabilities		4,146,503,396	3,801,865,654

Non-current liabilities
Long-term bank loans	10	152,088,997	180,976,059
Deferred tax liabilities	14	347,969,036	399,069,727
Unrecognized tax benefits	14	103,047,687	104,307,339
Other long-term debt	11	476,033,481	478,767,048
Operating lease liabilities	12	338,252	77,442

Total non-current liabilities		1,079,477,453	1,163,197,615

Total liabilities		5,225,980,849	4,965,063,269

Commitments and contingencies	21

Shareholders’ deficit
Common shares, US$0.0001 par value:
Authorized‑500,000,000 shares; shares issued and outstanding- 112,812,481 shares as of December 31, 2024 (2023: 113,671,841 shares)	19	17,554	17,554
Additional paid-in capital		546,549,246	534,233,824
Statutory reserves		179,843,852	180,160,066
Accumulated deficits		(616,742,846)	(671,470,599)
Accumulated other comprehensive loss		(26,603,172)	(30,521,402)
Treasury shares	18	(116,793,448)	(116,593,657)

Total Xinyuan Real Estate Co., Ltd. shareholders’ deficit		(33,728,814)	(104,174,214)

Non-controlling interest	23	141,141,196	161,588,676

Total equity		107,412,382	57,414,462

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		5,333,393,231	5,022,477,731

The accompanying notes are an integral part of these consolidated financial statements.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended December 31, 2022, 2023, and 2024

(ALL amounts stated in US$, except for number of shares data)

		Year ended December 31,
	Notes	2022	2023	2024
		US$	US$	US$
Revenue:
Real estate sales		809,412,923	658,073,173	385,528,684
Real estate management services income		105,460,071	93,676,874	96,508,350
Real estate lease income		20,782,612	37,218,451	19,987,093
Other revenue		14,356,567	16,005,977	12,650,868

Total revenue		950,012,173	804,974,475	514,674,995

Costs of revenue:
Cost of real estate sales		(768,356,253)	(557,662,795)	(334,795,000)
Cost of real estate management services income		(79,609,736)	(72,310,054)	(79,733,796)
Cost of real estate lease income		(20,287,953)	(33,920,221)	(10,035,727)
Other costs		(9,802,123)	(8,616,049)	(7,680,447)

Total costs of revenue		(878,056,065)	(672,509,119)	(432,244,970)

Gross profit		71,956,108	132,465,356	82,430,025
Selling and distribution expenses		(29,458,486)	(9,927,659)	(5,410,108)
General and administrative expenses		(96,106,518)	(74,244,144)	(38,120,563)
Gain on disposal of property held for lease		5,687,312	—	72,070
Impairment loss on goodwill		(1,481,006)	—	—

Operating (loss)/income		(49,402,590)	48,293,553	38,971,424
Interest income		8,207,327	4,779,314	3,121,364
Interest expense		(158,008,411)	(176,940,318)	(117,409,422)
Net gain on debt extinguishment	11	9,620,914	169,932,886	48,643,696
Loss on short-term investments	3	(71,675,454)	(7,626,097)	(700,539)
Share of loss of equity investees	8	(26,166,538)	(17,914,070)	(9,230,998)
Exchange gains		39,952,338	13,482,057	8,264,806
Gain on modification of debt	11	—	26,372,965	21,253,128
Other (loss)/income		(1,968,849)	25,426,872	15,962,738

(Loss)/income from operations before income taxes		(249,441,263)	85,807,162	8,876,197
Income taxes expenses	14	(9,241,462)	(55,275,451)	(54,899,488)

Net (loss)/income		(258,682,725)	30,531,711	(46,023,291)
Net (loss)/income attributable to non-controlling interest		(4,670,836)	9,750,314	(4,995,448)

Net (loss)/income attributable to Xinyuan Real Estate Co., Ltd. shareholders		(263,353,561)	40,282,025	(51,018,739)

(Loss)/income per share:
Basic	19	(2.44)	0.38	(0.45)
Diluted	19	(2.44)	0.38	(0.45)

Shares used in computation:
Basic	19	107,849,225	106,686,376	112,234,853
Diluted	19	107,849,225	106,686,376	112,234,853

Foreign currency translation adjustments		(67,014,536)	(6,770,114)	(5,025,283)

Comprehensive (loss)/income		(325,697,261)	23,761,597	(51,048,574)
Comprehensive income/(loss) attributable to non-controlling interest		5,804,943	11,532,734	(3,888,395)

Comprehensive (loss)/income attributable to Xinyuan Real Estate Co., Ltd. shareholders		(319,892,318)	35,294,331	(54,936,969)

The accompanying notes are an integral part of these consolidated financial statements.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the years ended December 31, 2022, 2023, and 2024

(ALL amounts stated in US$, except for number of shares data)

								Total Xinyuan Real
						Retained	Accumulated	Estate Co.,	Non-
				Additional		Earnings	Other	Ltd.	controlling
	Number of	Common	Treasury	Paid-in	Statutory	/(Accumulated	Comprehensive	shareholders’	Interest
	Shares	Shares	Shares	Capital	Reserves	Deficits)	Income / (Loss)	equity	(Note 24)	Total
		US$	US$	US$	US$	US$	US$	US$	US$	US$
BALANCE AT DECEMBER 31, 2021	107,757,721	16,415	(116,061,577)	544,386,509	178,497,890	(387,664,005)	34,923,279	254,098,511	159,130,726	413,229,237
Foreign currency translation	—	—	—	—	—	—	(56,538,757)	(56,538,757)	(10,475,779)	(67,014,536)
Stock-based compensation expenses	271,536	—	—	568,047	—	—	—	568,047	—	568,047
Net loss	—	—	—	—	—	(263,353,561)	—	(263,353,561)	4,670,836	(258,682,725)
Appropriation to statutory reserves	—	—	—	—	959,207	(959,207)	—	—	—	—
Dividends to shareholders	—	—	—	—	—	(4,661,341)	—	(4,661,341)	—	(4,661,341)
Acquisition of non-controlling interests	—	—	—	—	—	—	—	—	(651,853)	(651,853)
BALANCE AT DECEMBER 31, 2022	108,029,257	16,415	(116,061,577)	544,954,556	179,457,097	(656,638,114)	(21,615,478)	(69,887,101)	152,673,930	82,786,829
Issuance of ordinary shares	11,398,784	1,139	—	1,594,690	—	—	—	1,595,829	—	1,595,829
Repurchase of ordinary shares	(5,756,200)	—	(731,871)	—	—	—	—	(731,871)	—	(731,871)
Foreign currency translation	—	—	—	—	—	—	(4,987,694)	(4,987,694)	(1,782,420)	(6,770,114)
Stock-based compensation expenses	—	—	—	—	—	—	—	—	—	—
Net income (loss)	—	—	—	—	—	40,282,025	—	40,282,025	(9,750,314)	30,531,711
Appropriation to statutory reserves	—	—	—	—	386,755	(386,755)	—	—	—	—
BALANCE AT DECEMBER 31, 2023	113,671,841	17,554	(116,793,448)	546,549,246	179,843,852	(616,742,846)	(26,603,172)	(33,728,814)	141,141,196	107,412,382
Partial disposal of subsidiary	—	—	—	(13,417,682)	—	—	—	(13,417,682)	16,559,085	3,141,404
Repurchase of ordinary shares	(3,363,580)	—	(440,576)	—	—	—	—	(440,576)	—	(440,576)
Foreign currency translation	—	—	—	—	—	—	(3,918,230)	(3,918,230)	(1,107,053)	(5,025,283)
Stock-based compensation expenses	—	—	—	1,102,260	—	—	—	1,102,260	—	1,102,260
Net income (loss)	—	—	—	—	—	(51,018,739)	—	(51,018,739)	4,995,448	(46,023,291)
Appropriation to statutory reserves	—	—	—	—	316,214	(316,214)	—	—	—	—
Dividends to shareholders	—	—	—	—	—	(3,392,800)	—	(3,392,800)	—	(3,392,800)
Disposal of ordinary shares	2,504,220	—	640,367	—	—	—	—	—	—	640,367
BALANCE AT DECEMBER 31, 2024	112,812,481	17,554	(116,593,657)	534,233,824	180,160,066	(671,470,599)	(30,521,402)	(104,174,214)	161,588,676	57,414,462

The accompanying notes are an integral part of these consolidated financial statements.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2022, 2023, and 2024

(ALL amounts stated in US$, except for number of shares data)

	Year ended December 31,
	2022	2023	2024
	US$	US$	US$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss)/income	(258,682,725)	30,531,711	(46,023,291)
Adjustments to reconcile net (loss)/income to net cash provided by/(used in) operating activities:
Depreciation and amortization	13,168,207	22,506,645	(809,102)
Stock-based compensation expenses (Note 15)	568,047	—	1,102,260
Deferred tax expenses/(benefit)	92,635,419	(98,128,752)	43,064,499
Amortization of deferred charges	5,728,866	7,739,849	345,921
Share of loss of equity investees	26,166,538	17,914,070	9,230,998
Exchange gain	(39,952,338)	(13,482,057)	(8,264,806)
Changes in unrecognized tax benefit	6,298,039	11,044,674	17,636,751
Gain on extinguishment of debt (Note 11)	(9,620,914)	(169,932,886)	(48,643,696)
Loss on short-term investments	71,675,454	7,626,097	700,539
Gain on disposal of property held for lease	(5,687,312)	—	(72,070)
Proceeds from disposal of short-term investments	359,025	—	—
Gain on modification of debt	—	(26,372,965)	(21,253,128)
Allowance for doubtful accounts	2,119,346	2,082,081	2,430,695
Impairment loss on goodwill	1,481,006	—	—
Others	(64,687)	3,404,181	5,524,096

Changes in operating assets and liabilities:
Accounts receivable	22,272,540	(14,027,916)	(934,499)
Real estate properties development completed and under development	(506,304,362)	(53,100,033)	61,571,275
Contract assets	(18,682,950)	18,055,825	8,704,038
Real estate properties held for lease	(51,502,401)	13,493,374	19,822,059
Advances to suppliers	61,413,770	13,595,505	2,099,119
Other receivables	(103,913,042)	(2,456,245)	32,859,111
Deposits for land use rights	(1,182,046)	1,326,894	1,244,327
Other deposits and prepayments	15,076,597	57,657,023	20,903,928
Other current assets	(6,456,006)	6,975,279	352,598
Amounts due from related parties	47,297,291	7,825,323	(1,996,056)
Amounts due from employees	(47,565)	405,575	214,327
Other assets	14,383,358	769,425	9,438,651
Accounts payable	(94,511,442)	89,556,104	(16,920,975)
Customer deposits	210,848,409	(522,223,988)	(205,242,047)
Income tax payable	13,392,278	58,023,234	(26,233,265)
Other payables and accrued liabilities	(29,962,164)	258,398,911	157,349,835
Payroll and welfare payable	2,392,037	(1,980,925)	(3,845)
Amounts due to related parties	(10,979,186)	2,000,000	—
Net cash (used in)/provided by operating activities	(530,272,913)	(270,773,987)	18,198,247

The accompanying notes are an integral part of these consolidated financial statements.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2022, 2023, and 2024

(ALL amounts stated in US$, except for number of shares data)

	Year ended December 31,
	2022	2023	2024
	US$	US$	US$
CASH FLOWS FROM INVESTING ACTIVITIES:
Disposal of properties held for lease and property and equipment	3,264,138	82,512	9,202,167
Purchase of property and equipment	(28,681)	(372,937)	(590,389)
Acquisition of subsidiaries, net of cash acquired	510,108,525	—	(268,836)
Acquisition of long-term investments	—	414,661	192,012
Purchase of Investment product	—	(1,411,891)	1,428,264
Proceeds of sales of equity interest of subsidiaries	—	180,702	—
Loan to employees	554,309	—	—

Net cash provided by/(used in) investing activities	513,898,291	(1,106,953)	9,963,218

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of common shares	—	1,595,830	—
Purchase of treasury shares (Note 18)	—	(731,871)	(440,576)
Disposal of ordinary shares	—	—	640,367
Dividends to shareholders	(4,661,341)	—	(3,392,800)
Amounts due to related parties	(4,068,750)	5,432,379	(2,396,841)
Repayments of short-term bank loans and current portion of long-term bank loans	(205,502,651)	(110,453,807)	(81,115,077)
Proceeds from short-term bank loans and current portion of long-term bank loans	5,825,838	—	2,106,648
Repayment of long-term bank loans	(38,472,000)	—	—
Proceeds from long-term bank loans	83,335,835	20,314,059	27,746,217
Repayment of other short-term debt	(4,059,023)	—	(83,972,898)
Proceeds from other short-term debt	85,768,101	—	32,500,000
Repayment of other long-term debt	(98,522,299)	—	—
Proceeds from other long-term debt	124,661,778	36,508,218	4,775,069
Payment of principal from finance lease	(5,207,694)	—	—
Proceeds from mandatorily redeemable non-controlling interests	475,728	42,171	1,138,179
Contributions from non-controlling interests, net	—	—	3,141,404

Net cash used in financing activities	(60,426,478)	(47,293,021)	(99,270,308)

NET DECREASE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	(76,801,100)	(319,173,961)	(71,108,843)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(82,342,346)	(10,733,108)	(7,326,513)
Cash, cash equivalents and restricted cash, at beginning of year	719,871,755	560,728,309	230,821,240

CASH, CASH EQUIVALENTS AND RESTRICTED CASH, AT END OF YEAR	560,728,309	230,821,240	152,385,884

SUPPLEMENTARY INFORMATION ON CASH FLOWS
Cash and cash equivalents	283,131,542	129,243,923	94,444,126
Restricted cash	277,596,767	101,577,317	57,941,758

Incomes taxes paid	99,120,026	44,064,294	24,272,715
Interest paid	112,037,414	34,991,943	37,822,272

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

As of December 31, 2024, principal subsidiaries of the Company and its consolidated variable interest entities included the following entities:

				Percentage of
	Registered Place			Equity
	and Date of	Registered		Attributable	Principal
Company Name	Incorporation	Capital		to the Group	Activities
Subsidiary companies:
Xinyuan International Property Investment Co., Ltd.	Cayman Islands October 6, 2011	US$	500,000	100%	Investment holding company

Xinyuan International (HK) Property Investment Co., Ltd.	Hong Kong October 26, 2011	HK$	3,000,000	100%	Investment holding company

XIN Development Group International Inc.	United States November 10, 2011	US$	—	100%	Investment holding company

Xinyuan Real Estate, Ltd.	Cayman Islands January 27, 2006	US$	50,000,000	100%	Investment holding company

XIN Development Management East, LLC	United States August 28, 2012	US$	1,000	100%	Property management services

XIN NY Holding, LLC	United States August 29, 2012	US$	1,000	100%	Investment holding company

421 Kent Development, LLC	United States August 29, 2012	US$	1,000	100%	Real estate development

Xinyuan Sailing Co., Ltd.	Hong Kong June 21, 2013	HK$	3,000,000	100%	Investment holding company

AWAN Plasma Sdn Bhd	Malaysia April 16, 2007	MYR	33,577,000	100%	Real estate development

XIN Eco Marine Group Properties Sdn Bhd	Malaysia July 9, 2014	MYR	33,217,000	100%	Investment holding company

Zhengzhou Jiasheng Real Estate Co., Ltd.	PRC December 2, 2013	US$	60,000,000	100%	Real estate development

Xinyuan (China) Real Estate, Ltd. (“Xinyuan China”)	PRC April 10, 2006	US$	307,000,000	100%	Investment holding company

Henan Xinyuan Real Estate Co., Ltd. (“Henan Xinyuan”)	PRC May 19, 1997	RMB	200,000,000	100%	Real estate development

Qingdao Xinyuan Xiangrui Real Estate Co., Ltd.	PRC February 9, 2006	RMB	10,000,000	100%	Real estate development

Shandong Xinyuan Real Estate Co., Ltd.	PRC June 2, 2006	RMB	300,000,000	100%	Real estate development

Xinyuan Property Management Service (Cayman) Ltd.	Cayman Islands December 13, 2018	HKD	50,000	43.07%	Investment holding company

Xinyuan Property Management Service (BVI) Ltd.	British Virgin Islands January 2, 2019	USD	—	43.07%	Investment holding company

Xinyuan Property Management Service (HK) Limited	HK January 8, 2019	HKD	1	43.07%	Investment holding company

Xinyuan Science and Technology Service Group Co., Ltd.	PRC December 28, 1998	RMB	50,000,000	43.07%	Property management services

Mingyuan Landscape Engineering Co., Ltd.	PRC February 17, 2004	RMB	50,000,000	100%	Landscaping engineering and management

Henan Xinyuan Wanzhuo Real Estate Co., Ltd.	PRC December 29, 2011	RMB	20,000,000	100%	Real estate development

Suzhou Xinyuan Real Estate Development Co., Ltd.	PRC November 24, 2006	RMB	200,000,000	100%	Real estate development

Anhui Xinyuan Real Estate Co., Ltd.	PRC December 7, 2006	RMB	50,000,000	100%	Real estate development

Kunshan Xinyuan Real Estate Co., Ltd.	PRC January 31, 2008	RMB	200,000,000	100%	Real estate development

Xinyuan Real Estate (Chengdu) Co., Ltd.	PRC June 12, 2007	RMB	220,000,000	100%	Real estate development

Xuzhou Xinyuan Real Estate Co., Ltd.	PRC November 9, 2009	RMB	200,000,000	100%	Real estate development

Henan Xinyuan Jiye Real Estate Co., Ltd.	PRC November 15, 2009	RMB	50,000,000	100%	Real estate development

Beijing Xinyuan Wanzhong Real Estate Co., Ltd. (“Beijing Wanzhong”)	PRC March 4, 2008	RMB	900,000,000	100%	Real estate development

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

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

				Percentage of
	Registered Place			Equity
	and Date of	Registered		Attributable	Principal
Company Name	Incorporation	Capital		to the Group	Activities
Subsidiary companies:
Henan Xinyuan Quansheng Real Estate Co., Ltd.	PRC January 14, 2015	RMB	40,000,000	100%	Real estate development

Zhengzhou Shengdao Real Estate Co., Ltd.	PRC October 14, 2013	RMB	20,000,000	100%	Real estate development

Henan Xinyuan Shunsheng Real Estate Co., Ltd.	PRC January 13, 2016	RMB	30,000,000	100%	Real estate development

Hunan Erli Real Estate Co., Ltd.	PRC January 4, 2008	RMB	50,000,000	100%	Real estate development

XIN Queens Holding LLC	United States July 6, 2016	US$	1,000	100%	Investment holding company

Queens Theatre Holdco LLC	United States July 6, 2016	US$	1,000	100%	Investment holding company

Queens Theatre Owner LLC	United States July 6, 2016	US$	1,000	100%	Real estate development

Zhengzhou Xinnan Real Estate Co., Ltd.	PRC January 21, 2016	RMB	50,000,000	100%	Real estate development

Xinyan Investment Management Co., Limited.	PRC April 8, 2016	RMB	100,000,000	90%	Investment

Hunan Xintian Real Estate Co., Ltd.	PRC September 28, 2009	RMB	20,000,000	100%	Real estate development

Zhengzhou Hangmei Technology Development Co., Ltd.	PRC November 25, 2014	RMB	50,000,000	100%	Real estate development

Zhengzhou Hangmei Zhengxing Technology Co., Ltd.	PRC March 28, 2016	RMB	50,000,000	100%	Real estate consulting services

Xi’an Dingrun Real Estate Co., Ltd.	PRC June 1, 2011	RMB	20,000,000	100%	Real estate development

Zhengzhou Kangshengboda Real Estate Co., Ltd.	PRC July 29, 2016	RMB	50,000,000	100%	Real estate development

Zhuhai Prince Real Estate Co., Ltd.	PRC September 13, 1990	RMB	307,000,000	100%	Real estate development

Henan Renxin Real Estate Co., Ltd. (“Henan Renxin”)	PRC July 11, 2008	RMB	200,000,000	51%	Real estate development

Xinchuang Technology Co., Ltd. (“Xinchuang Technology”)	PRC May 2, 2017	RMB	100,000,000	100%	Management consulting services

Hangzhou Huiyuan Investment Management Partnership Enterprise. (Limited partnership)	PRC May 23, 2017	RMB	5,000,000	100%	Investment holding company

Guangdong Xinyuan Real Estate Co., Ltd.	PRC October 18, 2017	RMB	100,000,000	100%	Real estate development

Taicang Pengchi Real Estate Co., Limited. (“Taicang Pengchi”) (Note 17(a))	PRC June 16, 2017	RMB	200,000,000	17%	Real estate development

Khorgos XinYan Enterprise Management Consulting Co., Ltd.	PRC December 4, 2017	RMB	5,000,000	100%	Management consulting services

Jinan Xinyuan Quansheng Real Estate Co., Ltd.	PRC May 25, 2018	RMB	50,000,000	100%	Real estate development

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

				Percentage of
	Registered Place			Equity
	and Date of	Registered		Attributable	Principal
Company Name	Incorporation	Capital		to the Group	Activities
Subsidiary companies:
Suzhou Yuxi Real Estate Co., Limited.	PRC March 5, 2018	RMB	100,000,000	20%	Real estate development

Xinchuang Sailing (Dalian) Healthy Technology Industrial Investment Co., Ltd.	PRC June 5, 2018	RMB	600,000,000	100%	Real estate development

Dalian Xinyi Renju Real Estate Co., Ltd.	PRC June 26, 2018	RMB	100,000,000	100%	Real estate development

Beijing Xinyuan Huicheng Technology Development Co., Ltd.	PRC January 26, 2018	RMB	100,000,000	100%	Technical services

Suzhou Yefang Real Estate Co., Limited. (“Suzhou Yefang”) (Note 17(b))	PRC April 14, 2017	RMB	100,000,000	20%	Real estate development

Chengdu Xinyuan Renju Enterprise Management Co., Ltd. (“Chengdu Renju”)	PRC October 26, 2017	RMB	50,000,000	100%	Real estate development

Chengdu Guohongteng Real Estate Co., Ltd.	PRC July 16, 2010	RMB	1,673,179,200	100%	Real estate development

Qingdao Keda Real Estate Co., Ltd. (“Qingdao Keda”)	PRC September 20, 2010	RMB	50,000,000	100%	Real estate development

Wuhan Yinghexin Real Estate Co., Ltd. (“Wuhan Yinghexin”)	PRC January 15, 2014	RMB	100,000,000	100%	Real estate development

Henan Xinyuan Property Management Co., Ltd.	PRC December 1, 2016	RMB	10,000,000	100%	Property management services

Subsidiary companies:

Zhuhai Xinyuan Real Estate Co., Ltd.	PRC December 31, 2018	RMB	100,000,000	100%	Real estate development

Jinan Renju Building Material Co., Ltd.	PRC January 2, 2019	RMB	50,000,000	100%	Sales of construction material

Dalian Xinyi Yaju Real Estate Co., Ltd.	PRC January 16, 2019	RMB	100,000,000	100%	Real estate development

Guangdong Xinchuang Kechuang Zhigu Development Co., Ltd.	PRC February 27,2019	RMB	100,000,000	100%	Real estate development

Jiangxi Xinyuan Heju Enterprise Management Consulting Service Co., Ltd.	PRC April 2,2019	RMB	10,000,000	100%	Management consulting services

Beijing I-Journey Science and Technology Development Co., Ltd.(“I-Journey”)	PRC October 20,2015	RMB	40,000,000	93%	Development and sales of robots

Beijing Ruizhuo Xichuang Technology Development Co., Ltd.(“Xichuang”)	PRC July 16,2015	RMB	30,000,000	93%	Real estate brokerage

Beijing Ruizhuo Xitou Development Co., Ltd. (“ Xitou”)	PRC July 16,2015	RMB	30,000,000	85%	Internet platform for real estate property financing

Beijing Future Xinzhihui Technology Development Center (Limited Partnership)	PRC December 16,2016	RMB	30,000,000	90.67%	Investment holding company

Beijing Future Xinhujin Technology Development Center (Limited Partnership)	PRC December 30,2016	RMB	20,000,000	89.5%	Investment holding company

Beijing Future Xinruifeng Technology Development Center (Limited Partnership)	PRC February 23,2017	RMB	20,000,000	77.5%	Investment holding company

Beijing Ruihao Rongtong Real Estate Co., Ltd. (“Ruihao Rongtong”)	PRC June 15, 2006	RMB	250,000,000	100%	Real estate development

Zhengzhou Xinhe Real Estate Co., Ltd	PRC January 8,2020	RMB	50,000,000	80%	Real estate development

Zhengzhou Xinying Real Estate Co., Ltd.	PRC May 19,2020	RMB	30,000,000	100%	Real estate development

Zhengzhou Xinyuan Xinsheng Business Management Co. Ltd.	PRC November 2,2020	RMB	1,000,000	100%	Real estate development

Dalian Xinsheng Industrial Co., Ltd.	PRC December 16,2020	RMB	20,000,000	100%	Leasing management services

Guoxin Chuangxiang (Tianjin) Enterprise Management Consulting Partnership (Limited Partnership)	PRC January 2,2020	RMB	15,000,000	95.22%	Management consulting service

Guoxin Chuangzhi (Tianjin) Enterprise Management Consulting Partnership (Limited Partnership)	PRC June 23,2020	RMB	135,000,000	94.41%	Management consulting service

Chongqing Heavy Duty Vehicle Group Hong Property LLC Wulong Branch	PRC September 26, 2021	RMB	—	100%	Property management services

Henan Rongyao Catering Service Co., Ltd.	PRC September 23, 2021	RMB	1,000,000	51%	Catering services

Henan Xinzhixiang Electronic Technology Co., Ltd.	PRC May 20, 2020	RMB	5,000,000	100%	Electronic commerce

Henan Xinyuan Property Service Co., Ltd.. Xincai Branch	PRC November 19, 2021	RMB	—	—	Property management services

Zhengzhou Shengxin Landscape Engineering Co., Ltd.	PRC November 10, 2021	RMB	10,000,000	51%	Property management services

Henan Xinyuan Property Service Co., Ltd.. Runan Branch	PRC March 18, 2021	RMB	—	—	Property management services

Guangzhou Yuesheng Commercial Service Co., Ltd.. Zhengzhou Branch	PRC March 30, 2021	RMB	—	—	Management consulting services

Henan Kai Dao real Estate Brokerage Co., Ltd.	PRC September 30, 2021	RMB	10,000,000	100%	Property management services

Shanghai Xinqiao Trading Co., Ltd. (1)	PRC March 17, 2021	RMB	30,000,000	100%	Property management services

Hainan Xinyuan Heju Enterprise Management Consulting Service Co., Ltd. (2)	PRC September 27, 2020	RMB	10,000,000	100%	Management consulting services

Guangzhou Xinyuan Commercial Management Co., Ltd.	PRC March 30, 2021	RMB	1,000,000	100%	Retail store

Henan Xinyuan Hongsheng Commercial Management Co., Ltd.	PRC May 6, 2021	RMB	1,000,000	100%	Retail store

Qingdao Huiju Zhihui City Industrial Development Co., Ltd.	PRC June 7, 2016	RMB	2,000,000,000	100%	Real estate development

Huai’an Xinyuan Yaju Enterprise Management Co., Ltd. (Jiangsu Xinyuan Yaju Enterprise Management Co., Ltd.)	PRC August 23, 2023	RMB	10,000,000	100%	Management consulting services

VIE:
Beijing Yuzhouyun Technology Development Center (Limited partnership)) and its subsidiary (“Yuzhouyun”) (Note 2(a))	PRC March 2, 2018	RMB	18,388,300	51%	Technical services

Beijing Ruizhuo Xihui Technology Development Centre Co., Ltd (Note 2(a))	PRC January 22,2017	RMB	10,000,000	1%	Technical services
(1)	Liquidated on October 9, 2023.
(2)	Liquidated on June 20, 2023.

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

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

The carrying amounts and classifications of the assets and liabilities of Yuzhouyun were as follows:

	December 31,	December 31,
	2023	2024
	US$	US$
Current assets	(10,484)	275,024
Non-current assets	2,922,037	2,652,385
Total assets	2,911,553	2,927,409

Current liabilities	21,353,225	21,726,028
Non-current liabilities	6,847,671	6,746,981
Total liabilities	28,200,896	28,473,009

The financial performance and cash flows of Yuzhouyun were as follows:

	Year ended	Year ended
	December 31,	December 31,
	2023	2024
	US$	US$
Revenue	10,731	—
Cost of revenue	(947,551)	—
Net loss	(721,263)	(634,123)
Net cash provided by operating activities	3,140,065	222,878
Net cash used in investing activities	—	—
Net cash used in financing activities	(3,124,002)	(210,665)

As of December 31, 2023 and 2024, the current liabilities of Yuzhouyun included amounts due to subsidiaries of the Group amounting to US$18,643,004 and US$18,522,954, which were eliminated upon consolidation by the Company.

During the years ended December 31, 2023 and 2024, the revenue of Yuzhouyun included amounts that came from the Group amounting to US$nil and US$nil, which were eliminated upon consolidation by the Company.

Yuzhouyun contributed US$10,731 and US$nil of the Company’s consolidated revenue for the years ended December 31, 2023 and 2024, respectively.

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

The carrying amounts and classifications of the assets and liabilities of Ruizhuo Xihui were as follows:

	December 31,	December 31,
	2023	2024
	US$	US$
Current assets	2,566,273	2,526,033
Non-current assets	(10,626)	(10,470)
Total assets	2,555,647	2,515,563

Current liabilities	2,533,801	2,496,543
Total liabilities	2,533,801	2,496,543

The financial performance and cash flows of Ruizhuo Xihui were as follows:

	Year ended	Year ended
	December 31,	December 31,
	2023	2024
	US$	US$
Revenue	—	—
Cost of revenue	—	—
Net income	30,919	(2,528)
Net cash used in operating activities	(24)	—
Net cash used in investing activities	—	—
Net cash used in financing activities	—	—

As of December 31, 2023 and 2024, the current liabilities of Ruizhuo Xihui included amounts due to subsidiaries of the Group amounting to US$nil and US$nil, respectively, the current assets of Ruizhuo Xihui included amounts due from subsidiaries of the Group of US$2,476,119 and US$2,437,205, which were eliminated upon consolidation by the Company.

Ruizhuo Xihui contributed US$nil and US$nil of the Company’s consolidated revenue for the years ended December 31, 2023 and 2024, respectively.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

(b)          Going concern

As of December 31, 2024, the Group’s short-term bank loans and other debt, and current portion of long-term bank loans and other debt amounted to US$1,145.0 million.

As announced in the Form 6-K dated July 19, 2022, the Company did not make payments in full for its senior notes of RMB545.3 million (“defaulted senior notes”) issued on July 3 and August 6, 2020 with a maturity date on June 29, 2022. The default also triggered cross-default of other senior notes issued by the Group. On August 18, 2023, eligible holders of the defaulted senior notes in the aggregate principal amount of US$307.36 million exchanged their notes and the Company delivered the September 2027 Senior Secured Notes in the aggregate principal amount of US$331.3 million due on September 30, 2027 and US$1.54 million in cash consideration in full satisfaction of the exchange consideration to those eligible holders. The carrying amount of senior notes still in default was US$391.9 million as of December 31, 2024.

The Group also breached certain covenants relating to borrowings of US$409.9 million as of December 31, 2024. Additionally, as of the date hereof, the Group continues to be in breach of certain covenants and other lenders have not demanded immediate repayment of other borrowings.

In addition, the Group is involved in other various litigation and arbitration cases for various reasons and the contingent compensation is subject to the court verdict. The Company anticipates that the market conditions in the real estate sector remain under pressure in 2025, and therefore, in the absence of a sharp recovery in the market and the availability of various financing options, the Company remains cautious about its liquidity in the near term. The above events or conditions indicate the existence of material uncertainty which cast substantial doubt on the Group’s ability to continue as a going concern.

In view of such circumstances, the directors consider that the Group has taken various measures and will have adequate funds available to enable it to operate as a going concern, taking into account the past operating performance of the Group and the following:

(a)	The Group has been in negotiation with the noteholder to reach agreement on a further debt restructuring plan.
(b)

Up to the date of approval of the consolidated financial statements, the Group reached an agreement with corporate bondholders of RMB corporate bonds with carrying amount of RMB273.8 million as of December 31, 2024. Pursuant to the agreement, the repayment date of the corporate bond was extended to November 13, 2027 and January 7, 2028;

(c)

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

(d)

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

(e)

The Group will continue to control administrative costs and contain unnecessary capital expenditures to preserve liquidity. The Group will also continue to actively assess additional measures to further reduce discretionary spending; and

(f)

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

(c)          Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes, and disclosure of contingent liabilities at the date of the consolidated financial statements. Estimates are used for, but not limited to, the selection of the useful lives of property and equipment and finance lease, allowance for estimating the allowance for credit losses associated with accounts receivables, other receivables, contract assets, short-term investments and advances to suppliers, fair values of the purchase price allocation with respect to business combinations, progress towards the completion of the performance obligation, accounting for the share-based compensation, accounting for deferred income taxes, impairment of goodwill, impairment of real estate properties under development, real estate properties held for lease and long-term investments, provision necessary for contingent liabilities and estimating the incremental borrowing rate for operating lease liabilities. Management analyzed the forecasted cash flows for the 12 months from April 29, 2025, which indicates that the Group will have sufficient liquidity from cash flows generated by operations and existing credit facilities and therefore, there will be sufficient financial resources to settle borrowings and payables that will be due through end of April 2026. Management believes that the estimates utilized in preparing its consolidated financial statements are reasonable and prudent. Actual results could differ from these estimates.

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

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

Cash includes cash on hand and demand deposits in accounts maintained with various state-owned and private banks within the PRC, Hong Kong and the United States. Total cash in banks (excluding restricted cash) at December 31, 2024 amounted to US$94,444,126 (December 31, 2023: US$129,243,923), of which the vast majority of deposits were not covered by insurance.

(g)          Restricted cash

The Group is required to maintain certain deposits with banks that provide mortgage loans to the Group’s customers in order to purchase residential units from the Group. These balances are subject to withdrawal restrictions and totaled US$4,706,575 as of December 31, 2024 (December 31, 2023: US$5,221,094). As of December 31, 2024, the Group held US$53,235,183 (December 31, 2023: US$96,356,223) in its restricted cash accounts, representing funds received from sales proceeds that are subject to withdrawal restrictions. The Group is also required to maintain certain deposits with banks and financial institutions that provide loans to the Group. As of December 31, 2024, the Group also held US$nil in its restricted cash accounts (December 31, 2023: US$nil) as security for its short-term loans (Note 9).

As of December 31, 2024, the Group held US$nil (December 31, 2023: US$nil) in its bank accounts with withdrawal restriction for its long-term loans (Note 10).

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

For the year ended December 31, 2024, the Group recognized reversal of impairment loss of US$5,122,885 for real estate properties completed and under development (2022: impairment loss of US$2,932,743; 2023: impairment loss of US$21,544,902).

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

Contract assets

The Group pays sales commission to its real estate sales agencies for each real estate sales contract. The Group has elected to apply the optional practical expedient for costs to obtain a contract which allows the Group to immediately expense sales commissions (included under selling and distribution expenses) when the amortization period of the asset that the Group otherwise would have used is one year or less. For incremental costs of obtaining real estate sales contracts that extend beyond a one-year period, the Group has no current contract assets as not expected to realize within one year, these incremental costs of obtaining real estate sales contracts are recognized as assets if the real estate sales are collectible and amortized as the Group transfers the control of the assets to customers. The Group recognized US$4.1 million and US$3.2 million of such costs in selling and distribution expense during the years ended December 31, 2023 and 2024, respectively. As of December 31, 2023 and 2024, there was no impairment losses on contract assets.

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

The following table presents the Group’s contract balances as of December 31, 2023 and 2024:

	December 31,	December 31,
	2023	2024
Contract assets	34,255,318	25,373,383
Customer deposits (Note 13)	740,013,355	525,882,552

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

The allowance for credit losses reflects the Company’s current estimate of credit losses expected to be incurred over the life of the receivables. The Company considers various factors in establishing, monitoring, and adjusting its allowance for credit losses including the aging of receivables and aging trends, customer creditworthiness and specific exposures related to particular customers. The Company also monitors other risk factors and forward-looking information, such as country specific risks and economic factors that may affect a customer’s ability to pay in establishing and adjusting its allowance for credit losses. Accounts receivable are written off after all collection efforts have ceased. As of December 31, 2024, there was US$9,613,908 (December 31, 2023: US$6,803,575) allowance for credit loss. The Group has not disclosed the movement of allowance for credit loss as it is not material.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

(k)          Other receivables

Other receivables consist of various cash advances to unrelated companies and individuals with which the Group has business relationships.

The allowance for credit losses reflects the Company’s current estimate of credit losses expected to be incurred over the life of the receivables. The Company considers various factors in establishing, monitoring, and adjusting its allowance for credit losses including the aging of receivables and aging trends, customer creditworthiness and specific exposures related to particular customers. The Company also monitors other risk factors and forward-looking information, such as country specific risks and economic factors that may affect a customer’s ability to pay in establishing and adjusting its allowance for credit losses. As of December 31, 2024, there was US$14,006,158 (December 31, 2023: US$14,245,346) allowance for credit loss.

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

The allowance for credit losses reflects the Company’s current estimate of credit losses expected to be incurred over the life of other deposits. The Company considers various factors in establishing, monitoring, and adjusting its allowance for credit losses including the aging of other deposits and aging trends, customer creditworthiness and specific exposures related to particular customers. The Company also monitors other risk factors and forward-looking information, such as country specific risks and economic factors that may affect a customer’s ability to pay in establishing and adjusting its allowance for credit losses. As of December 31, 2024, there was US$1,908,929 (December 31, 2023: US$1,112,484) allowance for credit loss.

(n)         Advances to suppliers

Advances to suppliers consist of balances paid to contractors and vendors for services and materials that have not been provided or received and generally relate to the development and construction of residential units in the PRC. Advances to suppliers are reviewed periodically to determine whether their carrying value has become impaired. The Group considers the assets to be impaired if it is doubtful that the services and materials can be provided. As of December 31, 2023 and 2024, there was no allowance provided.

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

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

(p)         Notes payable and other payables

Notes payable represents short-term bank and commercial acceptance notes issued by financial institutions that entitle the holder to receive the stated amount from the financial institutions at the maturity date of the notes. The Group has utilized notes payable to settle amounts owed to suppliers and contractors. The notes payable is non-interest bearing and is normally settled within six months. Notes payable was US$70,193,272 and US$66,127,643 as of December 31, 2023 and 2024, respectively.

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

As a result of the total interest costs capitalized during the period, the interest expense for the years ended December 31, 2022, 2023 and 2024 was as follows:

	2022	2023	2024
	US$	US$	US$
Amortization of issuance cost related to long-term debt	9,311,710	6,722,387	1,137,960
Interest expense of finance leases	69,672	—	—
Interest on borrowings	237,293,974	237,307,045	199,088,548
Total interest costs	246,675,356	244,029,432	200,226,508
Total interest costs capitalized	(88,666,945)	(67,089,115)	(82,817,086)
Interest expense, net	158,008,411	176,940,317	117,409,422

(u)         Retirement benefits

Regulations in the PRC require the Group to contribute to a defined contribution retirement plan for all permanent employees. Pursuant to the mandatory requirement from the local authority in the PRC, the retirement pension insurance, unemployment insurance, health insurance and housing fund were established for the employees during the term they are employed. For the years ended December 31, 2022, 2023 and 2024, the Group is obligated to contribute for each employee an amount equal to 32%, 32% and 32%, respectively, of last year’s average salary determined by the Social Welfare Bureau. For the year ended December 31, 2024, the Group recorded expenses in the amount of US$8,777,571 (2022: US$14,643,127; 2023: US$10,035,173).

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

(z)          Advertising and promotion expenses

Advertising and promotion costs are expensed as incurred, or the first time the activity takes place, in accordance with ASC 720-35, Advertising Costs. For the year ended December 31, 2024, the Group recorded advertising and promotion expenses of US$4,806,666 (2022: US$19,164,227; 2023: US$6,664,465).

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

As of December 31, 2024, the Company recognized operating lease ROU assets of US$0.4 million (2023: US$1.6 million) and total lease liability of US$0.8 million (2023: US$2.6 million), including current portion of US$0.7 million (2023: US$2.2 million) for operating lease and US$nil (2023: US$nil) for finance lease.

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

On May 20, 2019, the Board of Directors unanimously authorized management to repurchase up to US$50 million of the Company’s shares from the approval date to the end of 2021. On August 28, 2023, the Board of Directors unanimously authorized management to repurchase up to 1,000,000 ADSs. As of December 31, 2024, the Company had a balance of 61,593,146 (2023: 60,733,786) treasury shares amounting to US$116,593,657 (2023: US$116,793,448).

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

The excess of the fair value of purchase consideration over the fair values of identifiable assets acquired and liabilities assumed is recorded as goodwill. The Group reviews goodwill for impairment at least annually or more frequently if events or changes in circumstances would more likely than not reduce the fair value of its single reporting unit below its carrying value. Impairment losses on goodwill of US$nil (2023: US$nil) and impairment loss on intangible assets of US$nil (2023: US$nil) were recognized for the year ended December 31, 2024.

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

(aj)         Effect of change in estimate

Revisions in estimated gross profit margins related to estimated costs and revenues are made in the period in which circumstances requiring the revisions become known. During the year ended December 31, 2024, real estate development projects (Zhengzhou International New City III B, Beijing Tongzhou Liyuan, Xi’an Xinyuan Royal Palace, Lingshan Bay Dragon Seal), which recognized gross profit in 2023, had changes in their estimated gross profit margins. As these projects moved closer to completion during 2024, the Company adjusted its prior estimates related to selling prices and development costs. As a result of the changes in estimate above, gross profit, net income and basic and diluted earnings per share increased by US$32.4 million (2022: decreased by US$55.3 million, 2023: increased by US$104.8 million), US$24.3 million (2022: decreased by US$41.5 million, 2023: increased by US$78.6 million), US$0.22 per share (2022: decreased by US$0.38 per share, 2023: increased by US$0.74 per share), and US$0.22 per share (2022: decreased by US$0.38 per share, 2023: increased by US$0.74 per share), respectively, for the year ended December 31, 2024.

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

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires public entities to disclose information about their reportable segments’ significant expenses and other segment items on an interim and annual basis. Public entities with a single reportable segment are required to apply the disclosure requirements in ASU 2023-07, as well as all existing segment disclosures and reconciliation requirements in ASC 280 on an interim and annual basis. This standard is effective for the Company for the annual period beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the impact of the adoption of ASU 2023-07.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). ASU 2023-09 is intended to improve transparency of income tax disclosure by requiring income tax disclosures to contain consistent categories and greater disaggregation of information in the rate reconciliation and income taxes paid disaggregated by jurisdiction. This standard affects the disclosure of income taxes not the accounting for income taxes. This standard is effective for the Company for the annual period beginning after December 15, 2025, with early adoption permitted. The Company is currently evaluating the impact of the adoption of ASU 2023-09.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

In November 2024, the FASB ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”). which enhances the disclosures required for expense disaggregation in the Company’s annual and interim consolidated financial statements. ASU 2024-03 is effective for the Company for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently assessing the impact of the adoption of this standard on its consolidated financial statements disclosures.

3.         Short-term investments

The short-term investments represent investments in REITs, which are publicly traded on the Hong Kong Stock Exchange, marketable equity securities, and investment in private equity funds, which are expected to be realized in cash during the next 12 months.

The following summarizes the short-term investments measured at fair value at December 31, 2023 and 2024:

	December 31, 2023
	US$
	Fair		Unrealized
	value	Cost	loss in profit and loss
Level 1
Equity securities with readily determinable fair value	3,996,130	6,119,697	(2,123,567)
Investment product with readily determinable fair value	1,426,134	1,411,891	14,243
Total	5,422,264	7,531,588	(2,109,324)

	December 31, 2024
	US$
	Fair		Unrealized
	value	Cost	loss in profit and loss
Level 1
Equity securities with readily determinable fair value	3,106,107	3,996,128	(890,021)
Total	3,106,107	3,996,128	(890,021)

During the year ended December 31, 2024, US$189,482 net realized gain (2023: US$5,516,773 net realized loss) and US$890,021 (2023: US$2,109,324) unrealized loss are included in earnings.

4.         Other receivables

As of December 31, 2023 and 2024, other receivables consisted of the followings:

	December 31,	December 31,
	2023	2024
	US$	US$
Henan Derun Real Estate Co. Ltd (“Henan Derun”)	140,261,069	138,911,029
Zhengzhou Yongzhi Jianxin Meiyu Private Equity Fund (“Zhengzhou Yongzhi”)	22,590,255	—
Due from contractors	23,571,115	24,339,375
Due from Zijin Royal Palace	44,025,880	48,696,346
Others	148,207,979	127,748,560
Total	378,656,298	339,695,310

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

In December 2019, the Group agreed to provide Henan Derun financing using the prepayment and charge interest of 18% per annum commencing from the date of prepayment made to Henan Derun. In March 2020, the Group entered into an agreement with Henan Derun, pursuant to which the above receivables shall be settled by Henan Derun’s transfer of certain parcels of land properties to a project company 80% owned by the Group and the Group will assume the bank loans of Henan Derun aggregating to US$77.1 million, which were pledged by such land properties. The Group evaluated the potential impairment and concluded that no impairment allowance is required because the estimated future undiscounted cash flow of the relevant land properties attributed to the Group exceeded the total amount of the above receivables and bank loans assumed by the Group. As of December 31, 2024, the prepayment was recorded as other receivables aggregating to US$138.9 million (2023: US$140.3 million).

In July 2020, the Company transferred Zhengzhou Modern City Shopping Mall originally held by the Company to a new subsidiary (the “Project Company”). The shopping mall was accounted for as property held for lease. In September 2020, the Company entered into a share purchase agreement with Zhengzhou Yongzhi to transfer its 98% equity interest in the Project Company for a consideration of US$122,607,243. As of December 31, 2021, Zhengzhou Yongzhi had paid US$98,085,794 to the Company and the change of business registration of the Project Company had been completed. According to the agreement, the remaining consideration of US$22,590,255 should be paid before September 27, 2021. In 2024, the remaining consideration was collected.

The “Others” category primarily includes: mortgage defaults receivables from customers, amounts due from business partners, and other miscellaneous items that are individually immaterial in amount.

5.         Real estate properties development completed and under development

The following summarizes the components of real estate properties development completed and under development at December 31, 2023 and 2024:

	December 31,	December 31,
	2023	2024
	US$	US$
Real estate properties development completed	854,076,531	675,946,233
Real estate properties under development	2,453,888,438	2,530,951,122
Total real estate properties development completed and under development	3,307,964,969	3,206,897,355

As of December 31, 2024, land use rights included in the real estate properties under development totaled US$1,473,561,084 (2023: US$1,589,737,091).

As of December 31, 2024, land use rights with an aggregate net book value of US$379,460,397 (2023: US$398,837,052) was pledged as collateral for certain bank loans and other debts.

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

	December 31,	December 31,
	2023	2024
	US$	US$
Elementary schools	3,011,399	2,967,119
Basement parking	6,458,198	6,363,235
Kindergartens	4,104,942	1,925,240
Parking facilities	55,336,381	53,653,397
Clubhouses	7,570,605	6,451,013
Shopping mall	267,753,895	260,529,484
Residential properties	49,585,754	38,147,312
Total costs	393,821,174	370,036,800
Accumulated depreciation	(71,269,173)	(63,721,916)
Real estate properties held for lease, net	322,552,001	306,314,884

The Group has shopping mall equipment with gross amounts of US$ nil acquired under finance lease as of December 31, 2023 and 2024.

Depreciation expense for real estate properties held for lease for the year ended December 31, 2024 amounted to US$10,761,325 (2023: US$11,227,812).

As of December 31, 2024, US$252,517,455 of real estate properties held for lease was pledged as collateral for certain bank loans and other debts (2023: US$278,724,872).

As of December 31, 2024, minimum future rental income on non-cancellable leases (none of which contains any contingent rental clauses), in the aggregate and for each of the five succeeding fiscal years and thereafter, is as follows:

Year	Amount
US$
2025	19,956,866
2026	19,698,520
2027	18,580,397
2028	16,603,513
2029 and thereafter	112,626,705
Total	187,466,001

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

7.         Property and equipment, net

Property and equipment consisted of the following:

	December 31,	December 31,
	2023	2024
	US$	US$
Corporate aircraft	36,332,509	—
Vehicles	4,164,765	4,103,525
Furniture and fixtures	8,690,083	8,707,803
Office buildings	17,412,804	17,156,762
Total	66,600,161	29,968,090
Accumulated depreciation	(41,056,802)	(16,636,110)
Property and equipment, net	25,543,359	13,331,980

On October 23, 2012, the Group acquired a corporate aircraft owned by Minsheng Financial Leasing Co. Ltd. (“Minsheng”) under a finance lease. The lease has an eight-year term and expires on September 15, 2021 with 32 quarterly lease payments of US$1,426,000. A deposit in the amount of US$6.7 million may be used as full and final payment to Minsheng to purchase the corporate aircraft. On June 15, 2020, the Group terminated the previous agreement and signed a new leaseback agreement with Minsheng. The leaseback has a three-year term and expired on July 14, 2023 with 12 quarterly lease payment of US$1,105,274. In 2023, the Group terminated the previous leaseback agreement with Minsheng and signed a new leaseback agreement with Tianjin Huaxin Funian Leasing Co., Ltd. In2024, the Group completed the disposal of the corporate aircraft, terminating all related leaseback obligations.

Depreciation expense for property and equipment for the year ended December 31, 2024 amounted to US$2,585,132 (2022: US$3,787,564; 2023: US$2,037,472).

Accumulated depreciation for property and equipment as of December 31, 2024 amounted to US$16,636,110 (2022: US$39,019,330; 2023: US$41,056,802).

8.         Long-term investments

As of December 31, 2023 and 2024, the long-term investments consisted of the following:

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

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

			December 31,
	Initial Cost	Ownership	2024
	US$		US$
Nonmarketable equity securities
Zhengzhou Lianhe Real Estate Co., Ltd.	241,648	1.85%	278,226
Zhengzhou Taike Real Estate Co., Ltd.	738,073	3.75%	—
Equity method investees
Qingdao Huiju Zhihui City Industrial Development Co., Ltd.	523,459,957	49%	—
Madison Developments Limited.	19,095,969	50%	—
Wuhu Penghong Investment Center (Limited Partnership)	61,998,960	n/a	10,047,342
Suzhou Rongjingchen Real Estate Co., Ltd	42,041,464	24%	21,017,557
Others	68,076,387	n/a	36,555,541
Total			67,898,666

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

As of December 31, 2024, the Group’s investment in the investees in the aggregate exceeded its proportionate share of the net assets of the equity method investees by nil (2023: nil). This difference, if any, represents equity method goodwill and therefore, is not amortized. For the year ended December 31, 2024, the Group recognized its share of loss from its equity method investments of US$9,230,998 (2022: loss of US$26,166,538; 2023: loss of US$17,914,070). As of December 31, 2023 and 2024, there was no material impairment related to these investments.

Summarized combined financial information of the equity method investees is as follows:

December 31,
2024
US$
(in thousands)
Current assets	279,824
Non-current assets	219,282
Current liabilities	115,219
Non-current liabilities	292,015
Non-controlling interest	—
Gross revenue	19,384
Gross profit	4,347
Loss from continuing operations	(11,301)
Net loss	(14,375)
Net loss attributable to the Company	(9,231)

The above summarized financial information represents the operating performance and financial position of the investees since they became equity method investees of the Group.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

9.         Short-term bank loans and other debt

Short-term bank loans and other debt represent amounts due to various banks and financial institutions that are due on the dates indicated below. Short-term bank loans and other debt at December 31, 2023 and 2024 consisted of the following:

	December 31,	December 31,
	2023	2024
	US$	US$
Loan from Hua Xia Bank Co., Ltd.
Due March 21, 2023 at 7.00% per annum	3,953,295	3,895,164

Loan from Everbright Bank
Due October 19, 2022 at 8.00% per annum	4,207,435	4,145,568

Loan from Henan Zhongyuan Microfinance Co., Ltd
Due July 13, 2023, at 11.00% per annum	4,165,078	4,103,834

Loan from Beijing Dingcheng Pawnshop Co., Ltd
Due September 9, 2022 at 19.20% per annum	1,553,080	1,530,243

Loan from Bank of Zhengzhou
Due March 28, 2023, at 6.50% per annum	49,416,183	48,689,556

Total short-term bank loans and other debt	63,295,071	62,364,365

As of December 31, 2024, US$62,364,365 of the Group’s short-term bank loans and other debt were denominated in RMB and were mainly secured by the Group’s real estate properties development completed with net book value of US$72,027,002 (2023: US$73,101,911), land use right of US$17,094,026 (2023: US$17,349,132), real estate properties held for lease with net book value of US$16,971,788 (2023: US$17,225,070), and property and equipment with net book value of US$8,344,538 (2023: US$8,469,069). As of December 31, 2024, no short-term bank loans and other debt was denominated in U.S. dollar. As of December 31, 2023, no short-term bank loans and other debt was denominated in U.S. dollar.

The weighted average interest rate on short-term bank loans and other debt as of December 31, 2024 was 7.24% (2023: 5.80%).

As of December 31, 2024, all the short-term bank loans and other debt are overdue, the Group is in the process of negotiating with the lenders for the extension of the loans.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

10.         Long-term bank loans

Long-term bank loans as of December 31, 2023 and 2024 analyzed by final installment maturity dates consisted of the following:

	December 31,	December 31,
	2023	2024
	US$	US$
Loan from ICBC
Due September 13, 2027, at 4.75% per annum	—	19,462,100
	—	19,462,100

Loan from Bank of China
Due March 19, 2023 at 5.2250% per annum	14,118,910	13,819,929
Due October 31, 2022 at 4.75% per annum	6,339,390	—
	20,458,300	13,819,929

Loan from Ping An Bank Co., Ltd.
Due March 18, 2022, at 6.8875% per annum	18,213,393	17,945,579
	18,213,393	17,945,579

Loan from Bank of Minsheng
Due May 30, 2031 at 4.50% per annum	46,451,212	45,768,182
Due November 30, 2031 at 5.80% per annum (Due March 30, 2023 at 7.6% per annum before loan extension)	178,553,802	162,891,684
Due November 30, 2031 at 4.40% per annum (Due January 14, 2024 at 6.65% per annum before loan extension)	31,140,345	30,604,547
	256,145,359	239,264,413

Loan from Bank of Huaxia Co., Ltd
Due May 26, 2025 at 7.00% per annum (Due March 21, 2023 at 7.00% per annum before loan extension)	11,293,716	11,127,651
Due June 29, 2025 at 8.00% per annum (Due March 30, 2023 at 8.00% per annum before loan extension)	5,632,033	5,517,500
	16,925,749	16,645,151

Loan from Bank of Zhengzhou Co., Ltd
Due March 25, 2023, at 7.00% per annum	50,686,885	—
Due August 11, 2023 at 6.50% per annum	105,891,821	104,334,762
	156,578,706	104,334,762

Loan from Xiamen International Bank Co., Ltd
Due November 16, 2024, at 6.80% per annum (Due January 6, 2023, at 6.80% per annum before loan extension)	6,847,671	6,746,981
	6,847,671	6,746,981

Loan from Bank of Guangzhou Co., Ltd
Due September 2, 2025, at 9.00% per annum (Due September 2, 2024, at 9.00% per annum before loan extension)	87,889,366	85,201,532

Total	563,058,544	503,420,447
Less: current portion of long-term bank loans	(410,969,547)	(322,444,388)
Total long-term bank loans	152,088,997	180,976,059

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

As of December 31, 2024, the contractual maturities of these loans are as follows:

Year	Amount
US$
2025	322,444,388
2026	20,866,952
2027	20,866,952
2028	20,866,952
2029 and thereafter	118,375,203
Less: current portion of long-term bank loans	(322,444,388)
Total: long-term bank loans	180,976,059

As of December 31, 2024, US$503,420,448 of the Group’s long-term bank loans were denominated in RMB and were mainly secured by the Group’s real estate properties under development with net book value of US$233,551,914 (2023: US$235,545,667), land use rights with net book value of US$238,219,368 (2023: US$249,556,186), the Group’s real estate properties held for lease with net book value of US$111,581,723 (2023: US$115,419,606), and the property and equipment with net book value of US$8,863,812 (2023: US$8,996,093). As of December 31, 2024, no long-term bank loans were denominated in U.S. dollar. As of December 31, 2023, no long-term bank loans were denominated in U.S. dollar. The interest rates of these bank loans are adjustable based on the range of 93% to 189% of the PBOC prime rate. The weighted average interest rate on long-term bank loans as of December 31, 2024 was 6.33% (2023: 6.06%).

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

11.         Other long-term debt

As of December 31, 2023 and 2024, other long-term debt analyzed by final installment maturity dates consisted of the following:

	December 31,	December 31,
	2023	2024
	US$	US$
Senior notes
June 2022 Senior notes due on June 29, 2022 at 12.00% per annum	72,641,789	71,573,646
September 2023 Senior notes due on September 17, 2023 at 14.50% per annum	150,030,000	150,030,000
October 2023 notes due on October 15, 2023 at 14.20% per annum	17,118,420	17,118,420
January 2024 notes due on January 25, 2024 at 14.00% per annum	153,182,000	153,182,000
September 2027 Senior notes due on September 30, 2027 at 3% per annum	232,091,202	235,786,580

Corporate bonds
Due November 13, 2025 at 8.35% per annum	24,836,447	24,471,245
Due January 7, 2026 at 8.35% per annum	13,815,353	13,612,209

Loan from China Huarong Asset Management Co., Ltd
Due April 20, 2026 at 12.50% per annum (Due April 20, 2024 at 12.00% per annum before debt extension)	32,332,303	31,856,881
Due November 27, 2023 at 12.00% per annum	18,775,326	18,499,249

Loan from Chang An International Trust Co., Ltd
Due September 15, 2026 at 4.75% per annum (Due December 24, 2023 at 9.00% per annum before debt extension)	134,850,420	139,861,680

Loan from Tianjin Huaxin Funian Leasing Co., Ltd
Due April 6, 2025 at 8.90% per annum	8,034,949	—

Loan from Daye Trust Co., Ltd
Due August 31, 2022 at 11.50% per annum	84,713,457	83,467,809
Due October 16, 2022 at 14.50% per annum	28,237,819	27,822,603

Loan from Hubei Tian Qian Asset Management Co., Ltd
Due November 15, 2023 at 12.00% per annum	12,707,019	12,520,171

Loan from Qingdao Xifa Commercial Factoring Co., Ltd
Due June 20, 2025 at 9.00% per annum (Due June 20, 2023 at 9.00% per annum before debt extension)	44,011,465	31,024,985
Due September 28, 2025 at 9.00% per annum	—	7,182,405

Loan from Qingdao Haifa Finance Leasing Co., Ltd
Due January 26, 2025 at 13.00% per annum (Due January 24, 2024 at 9.00% per annum before debt extension)	1,073,037	—

Loan from Qingdao West Coast Small Loan Co., Ltd
Due January 26, 2025 at 13.00% per annum (Due January 24, 2024 at 13.00% per annum before debt extension)	4,235,673	2,086,695

Loan from Qingdao Rongfu Huijin Asset Management Co., Ltd
Due October 20, 2025 at 9.00% per annum (Due May 20, 2024 at 9.00% per annum before debt extension)	35,297,274	29,770,185

Loan from Zhengzhou Jinshui Holding Group Co., Ltd
Due February 5, 2026 at 2.80% to 3.00% per annum	15,389,611	15,163,319
Due January 1, 2026 at 9.50% per annum	—	6,816,538

Loan from China Development Bank Henan Branch
Due August 30, 2025 at 2.80% per annum	101,839,225	70,145,581
Due February 7, 2026 at 2.70% per annum	—	2,225,808
Due June 17, 2026 at 2.70% per annum	—	695,565

Loan from Dalian Lvshunkou District State-owned Capital Investment and Operation Group Co., Ltd
Due August 31, 2025 at 2.80% to 3.20% per annum	9,939,710	9,793,556

Loan from Ares Management
Due December 30, 2025 at Mortgage: 6.5%+Term SOFR, Mezz: 18.7%+Term SOFR per annum	76,685,804	—

Loan from Kriss Capital LLC
Due November 3, 2025 at 7.25%+Term SOFR per annum (Due April 4, 2023 at 7.25%+Term SOFR per annum before debt extension)	19,085,161	—

Loan from Summitbridge National Investments VIII LLC
Due December 31, 2025 at 7.00% or 12%+Term SOFR per annum	—	14,050,000

Loan from Mezzanine Loan
Due December 30, 2025 at 9.5%+Term SOFR per annum (Due October 4, 2023 at 9.5%+Term SOFR per annum before debt extension)	5,500,000	5,500,000

Loan from Bluebird Credit EM LLC
Due December 6, 2025 at 6.5%+Term SOFR per annum	—	32,500,000

Loan from Mezzanine Loan
Due December 30, 2025 at 9.5%+Term SOFR per annum (Due October 4, 2023 at 9.5%+Term SOFR per annum before debt extension)	34,425,000	32,173,066

Total principal of other long-term debt	1,330,848,464	1,238,930,196
Less: current portion of other long-term debt	(854,814,983)	(760,163,148)
Total other long-term debt	476,033,481	478,767,048

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

The June 2023, September 2024, October 2024 and January 2025 Senior Secured Notes are senior secured pari passu obligations of the Company.

As of December 31, 2024, the contractual maturities of these debts are as follows:

Year	Amount
US$
2025	760,163,148
2026	128,159,131
2027	252,480,141
2028	16,693,563
2029 and thereafter	81,434,213
Less: current portion of other long-term debt	(760,163,148)
Total: Other long-term debt	478,767,048

The Company did not made payments in full for June 2022 Senior Secured Notes of RMB545.3 million at maturity on June 29, 2022. The default in repayment triggered the default term of other senior notes. The carrying amount of senior notes still in default was US$391.9 million as of December 31, 2024.

As of December 31, 2024, US$527,016,483 of the Group’s other long-term debt was denominated in RMB and mainly secured by the Group’s real estate properties under development with net book value of US$343,042,416 (2023: US$340,187,890), land use rights with net book value of US$124,147,003 (2023: US$131,931,734), real estate properties held for lease with net book value of US$107,905,636 (2023: US$107,905,636), real estate properties development completed with net book value of US$61,859,618 (2023: US$63,709,985), and property and equipment with net book value of US$11,236,069 (2023: US$11,403,753). As of December 31, 2024, US$711,913,712 of the Group’s other long-term debt, mainly consisted of the Senior Secured Notes, was denominated in U.S. dollar.

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

The September 2027 Senior Secured Notes were issued pursuant to an indenture, dated August 18, 2023, between the Company, the Subsidiary Guarantors and Citicorp International Limited, as trustee and collateral agent (the “Original September 2027 Indenture”). With the consent of the holders of not less than 66% in aggregate principal amount of the outstanding September 2027 Senior Secured Notes, the parties to the Original September 2027 Indenture entered into the supplemental indenture dated April 29, 2024 and the second supplemental indenture dated October 29, 2024 (the foregoing, the “Supplemental Indentures”; the Original September 2027 Indenture as amended by the Supplemental Indentures, the “the September 2027 Indenture”). The Company’s obligations under the September 2027 Indenture and the September 2027 Senior Secured Notes have been guaranteed by the Subsidiary Guarantors and will be guaranteed by such other future subsidiaries of the Company as is set forth in and in accordance with the terms of the September 2027 Indenture. The Company’s obligations under the September 2027 Indenture and the September 2027 Senior Secured Notes are secured by a pledge of the capital stock of the Company’s wholly-owned subsidiaries, Xinyuan Real Estate, Ltd., Xinyuan International Property Investment Co., Ltd., Victory Good Development Limited, South Glory International Limited and Elite Quest Holdings Ltd.

At any time prior to September 30, 2027, the Company may at its option redeem the September 2027 Senior Secured Notes, in whole or in part, at a redemption price equal to or no less than 100.0% of the principal amount of the September 2027 Senior Secured Notes plus the accrued and unpaid interest, if any, to (but not including) the redemption date.

Before entry into the Supplemental Indentures in 2024, unless previously redeemed in full prior to each Mandatory Redemption Date (as defined below), the September 2027 Senior Secured Notes shall be redeemed by the Company in accordance with the redemption schedule described below, at the redemption price of 100% of the outstanding principal amount of the September 2027 Senior Secured Notes to be redeemed, plus accrued and unpaid interest on such September 2027 Senior Secured Notes up to but excluding the relevant Mandatory Redemption Date:

Mandatory Redemption Date	Required Redemption Portion
September 30, 2025	5% of the then aggregate outstanding principal amount of the September 2027 Senior Secured Notes
September 30, 2026	5% of the then aggregate outstanding principal amount of the September 2027 Senior Secured Notes

The Supplemental Indentures cancel the foregoing mandatory redemption arrangement. Under the Supplemental Indentures, the Company as issuer will have no obligation to pay minimum cash interest at the rate of 2.0% per annum for the period from and including September 30, 2023 up to and excluding September 30, 2024 (the “Affected Interest Payment Period”). However, interest at a rate of 3.0% per annum will continue to accrue on the principal amount of the outstanding September 2023 Senior Secured Notes for the Affected Interest Payment Period. In addition, under the Supplemental Indentures, the Company will not be required to redeem any of the aggregate outstanding principal amount of the September 2027 Senior Secured Notes on either September 30, 2025 or September 30, 2026.

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

From January 1, 2024 to December 31, 2024, the Company redeemed the September 2027 Senior Secured Notes for a total principal amount of US$16.8million.

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

From January 1, 2022 to December 31, 2024, the Company did not made redemption for the 2020 Tranche.

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

From January 1, 2022 to December 31, 2023, the Company did not make redemption for the 2021 Tranche.

The net gain on debt extinguishment arose from debts restructuring which resulted in extinguishment accounting amounting to U$9,620,914, U$169,932,886 and U$48,643,696 for 2022, 2023 and 2024 respectively.

Gain on modification of debt amounting to U$26,372,965 and U$21,253,128 in financial year 2023 and 2024 respectively arose from modification of debt terms.

12.         Leases

Lessee

The Group has operating leases, which primarily consist of office space and equipment. The Group’s leases include options to extend the lease term. The Group’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The Group has operating leases for office and dormitories in the United States and China. The leases have remaining lease terms of up to two years.

Leases recorded on the consolidated balance sheets are summarized as follows:

	December 31,	December 31,
	2023	2024
	US$	US$
Lease Assets
Operating lease ROU assets	1,615,626	372,277

Lease Liabilities
Current
Current portion of operating lease	2,228,329	747,044
Non-current
Operating lease, net of current portion	338,252	77,442

The components of lease expenses recognized are as follows:

	Year ended	Year ended
	December 31,	December 31,
	2023	2024
	US$	US$
Operating lease cost:
Operating lease cost	2,528,841	2,637,923
Short-term lease cost	508,273	399,191

Total lease cost	3,037,114	3,037,114

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

Supplemental cash flow information related to leases was as follows:

	Year ended	Year ended
	December 31,	December 31,
	2023	2024
	US$	US$
Operating cash flows for operating leases	1,996,744	2,096,515

Maturities of lease liabilities are as follows:

December 31,
2024
Operating Leases
US$
Year ending December 31, 2025	2,078,388
Year ending December 31, 2026	505,193
Year ending December 31, 2027	266,078
Year ending December 31, 2028	65,876
Total lease payments	2,915,535
Less: imputed interest	(31,655)
Present value of lease liabilities	2,883,880

Other supplemental information related to lease terms and discount rates are summarized below:

	December 31,	December 31,
	2023	2024
Weighted-average remaining lease term (years)
Operating leases	1.79	1.67
Weighted-average discount rate
Operating leases	6.48%	5.15%

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

	December 31,	December 31,
	2023	2024
	US$	US$
Advances for real estate properties	1,279,142,157	663,295,070
Add: increase in revenue recognized in excess of amounts received from customers	—	—
Less: recognized as progress billings	(539,128,802)	(137,412,518)
Customer deposits (Note 2(i))	740,013,355	525,882,552

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

Income before income tax expense consisted of:

	Year ended December 31,
	2022	2023	2024
	US$	US$	US$
PRC	(33,822,942)	43,313,793	91,724,941
Non-PRC	(215,618,321)	42,493,369	(82,848,744)
Total	(249,441,263)	85,807,162	8,876,197

Income tax expense for the years ended December 31, 2022, 2023 and 2024 is summarized as follows:

	Year ended December 31,
	2022	2023	2024
	US$	US$	US$
Current:
CIT tax expense/(benefit)	42,948,974	75,387,486	(20,818,449)
LAT expense	26,862,350	70,422,049	31,720,514
Deferred tax (benefit)/expense	(60,569,862)	(90,534,084)	43,997,423
Income tax expense	9,241,462	55,275,451	54,899,488

The Group’s income tax expense differs from the tax expense computed by applying PRC statutory CIT rate of 25% for the years ended December 31, 2022, 2023 and 2024 as follows:

	Year ended December 31,
	2022	2023	2024
	US$	US$	US$
CIT at rate of 25%	(62,360,316)	21,451,790	2,219,050
Tax effect of non-taxable income	(20,815,682)	(7,508,336)	(365,693)
Tax effect of non-deductible expenses	8,849,339	(3,025,167)	(2,630,919)
Unrecognized tax benefits	—	(12,673,506)	107,820
LAT expense	26,862,350	70,422,049	31,720,514
CIT benefit of LAT	(6,715,587)	(17,605,512)	(7,930,129)
Changes in valuation allowance	31,860,999	24,493,566	17,012,228
International rate differences	42,918,080	(18,620,948)	14,865,994
Dividend and interest withholding taxes	889,259	(321,096)	(806,104)
Adjustment of estimated income tax accruals	(8,220,977)	(1,315,644)	706,727
Others	(4,026,003)	(21,745)	—
Income tax expense	9,241,462	55,275,451	54,899,488

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

(b)          Unrecognized tax benefit

The following table summarizes the activities related to the Group’s unrecognized tax benefits:

	2022	2023	2024
	US$	US$	US$
Balance at January 1	130,560,908	135,562,075	103,047,687
Additions for tax positions of current year	6,295,454	23,209,764	18,026,267
Reductions for tax positions of prior years	—	(42,880,080)	(16,766,615)
Movement in current year due to foreign exchange rate fluctuation	(1,294,287)	(12,844,072)	—
Balance at December 31	135,562,075	103,047,687	104,307,339

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

The movement in the liability for unrecognized tax benefits in 2024 included an amount of US$16,766,615 and related late payment interest of US$1,259,652, which were due to deemed interest income from subsidiaries of the Company during the year.

As of December 31, 2022, 2023 and 2024, unrecognized tax benefits of US$13,279,620, US$12,673,506 and US$12,534,555, respectively, if ultimately recognized, will impact the effective tax rate. The Group anticipates new unrecognized tax benefits, related to tax positions similar to those giving rise to its existing unrecognized tax benefits, to originate after December 31, 2024. It is possible that the amount of uncertain tax positions will change in the next twelve months, however, an estimate of the range of the possible outcomes cannot be made at this time.

The Group’s income tax returns for fiscal year 2009 through fiscal year 2024 remain open to potential examination. In addition, local tax authorities may exercise broad discretion in applying the tax law, thus potentially exposing the subsidiaries to audits of tax years outside the general statute of limitations.

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

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

(d)          Deferred tax

The tax effects of temporary differences that give rise to the Group’s deferred tax assets and liabilities as of December 31, 2023 and 2024 are as follows:

	December 31,	December 31,
	2023	2024
	US$	US$
Deferred tax assets:
Tax loss carried forward	65,880,222	91,720,093
Accruals and provisions	126,741,964	116,919,417
Capitalized expenses	84,831,071	86,867,447
Revenue recognition at a point in time less tax paid under deemed profit method	(32,803,744)	(63,437,820)
Revenue recognition of real estate lease income on a straight-line basis	(1,572,986)	(3,047,810)
Deemed interest expense	96,240,973	96,240,973
Operating lease liability	641,645	206,121
Less: Valuation allowance	(18,099,350)	(18,091,522)
Total deferred tax assets, net of valuation allowance	321,859,795	307,376,899
Deferred tax liabilities:
Revenue recognition over time	(85,213,884)	(144,265,482)
Taxable temporary differences arising from asset acquisitions	(256,323,009)	(236,382,167)
Dividend and interest withholding taxes	(44,200,493)	(43,394,390)
Operating lease right-of-use assets	(403,906)	(93,069)
Total deferred tax liabilities	(386,141,292)	(424,135,108)

Certain of the Company’s PRC subsidiaries have PRC tax net operating loss carry forwards of US$348.8 million (2023: US$245.5 million), which will expire in 1 to 10 years, if unutilized. Losses incurred in the U.S. amounting to US$21.5 million (2023: US$21.5 million) can be carried forward for 20 years, and US$11.2 million (2023: US$11.2 million) have an indefinite carryforward period.

During 2023 and 2024, the Company has considered its operational funding needs, future development initiatives and its dividend distribution plan and is permanently reinvesting all but US$470.0 million and US$433.9 million of its PRC subsidiaries earnings as at December 31, 2023 and 2024, respectively. Accordingly, the Company accrued deferred income tax liabilities of US$47.0 million and US$43.4 million for the withholding tax liability associated with the distribution of retained earnings that are not permanently reinvested as at December 31, 2023 and 2024, respectively. As of December 31, 2023 and 2024, the total amount of undistributed earnings from the Company’s PRC subsidiaries that are considered to be permanently reinvested were nil, and the related unrecognized deferred tax liabilities were approximately nil. The Company’s remaining subsidiaries do not have retained earnings for all the periods presented.

In assessing the ability to realize the deferred tax assets, the Group has considered whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Accordingly, the Group recorded valuation allowances amounting US$18,099,350 and US$18,091,522 as of December 31, 2023 and 2024, respectively.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

15.         Share-based compensation

As of December 31, 2024, the Company primarily had four share-based compensation plans under which awards may be granted to both employees and non-employees, namely, the 2007 Long Term Incentive Plan (the “2007 Plan”), 2015 Long Term Incentive Plan (the “2015 Plan”), 2014 Restricted Stock Unit Plan (the “2014 RSU Plan”) and 2020 Restricted Stock Unit Plan (the “2020 RSU Plan”). On January 31, 2019, Xinyuan Property Management Service (Cayman) Ltd., a subsidiary of the Company, approved a restricted share award scheme (the “Scheme”). On September 28, 2019, the Company approved the employee stock option plan of Xinchuang Technology Co. Ltd. (“Xinchuang Technology”). On July 8, 2024, Xinyuan Property Management Service (Cayman) Ltd., a subsidiary of the Company, approved a new share award scheme during 2024 (the “2024 Share Award Scheme”). Compensation cost of US$1,102,260 (2022: US$568,047; 2023: US$nil) was recorded in general and administrative expenses with a corresponding credit to additional paid-in capital in the year ended December 31, 2024. The compensation cost is primarily regarded as a permanent difference for income tax purposes as relevant equity awards were mainly granted by the Company and a subsidiary, which are registered in the Cayman Islands, a tax-free jurisdiction. Hence, no tax benefit was recognized upon the recognition of compensation cost. The Company has a policy of using authorized shares in the existing pool to satisfy any future exercise of share options and shares repurchased held by a third-party trustee to satisfy the RSUs granted under the 2014 RSU Plan and 2020 RSU plan.

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

No options were granted during the years ended December 31, 2023 and 2024, for 2007 Plan and 2015 Plan.

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

Share Option Activity

As of January 1, 2024, all options granted under 2007 Plan were fully vested. The following table is a summary of the Company’s share option activity under the 2007 Plan (in US$, except options):

		Weighted	Weighted
		Average	Remaining
	Number of	Exercise	Contractual	Aggregate
Options Under the 2007 Plan	Options	Price	Life (Years)	Intrinsic Value

Outstanding, January 1, 2024
1.21 (exercise price)	39,400	1.21	0.50	—
Outstanding and Exercisable, December 31, 2024
1.21 (exercise price)	—	—	—	—

The aggregate intrinsic value in the table above represents the total intrinsic value (the aggregate difference between the Company’s closing stock price of US$0.13 per common share as of December 31, 2024 and the exercise price for in-the-money options) that would have been received by the option holders if all in-the-money options had been exercised on December 31, 2024. As of December 31, 2024, there was no unrecognized compensation cost related to non-vested share-based compensation arrangements granted to employees, under the 2007 Plan. Total fair value of options vested was nil during the year ended December 31, 2022, 2023 and 2024, respectively.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

As of January 1, 2024, all options granted under 2015 Plan were fully vested. The following table is a summary of the Company’s share option activity under the 2015 Plan (in US$, except options):

		Weighted	Weighted
		Average	Remaining
	Number of	Exercise	Contractual	Aggregate
Options Under the 2015 Plan	Options	Price	Life (Years)	Intrinsic Value

Outstanding, January 1, 2024
1.71(exercise price)	2,715,134	1.71	1.50	—
Forfeited
1.71 (exercise price)	27,200	1.71	—	—
Outstanding and Exercisable, December 31, 2024
1.71(exercise price)	2,687,934	1.71	0.50	—

The aggregate intrinsic value in the table above represents the total intrinsic value (the aggregate difference between the Company’s closing stock price of US$0.13 per common share as of December 31, 2024 and the exercise price for in-the-money options) that would have been received by the option holders if all in-the-money options had been exercised on December 31, 2024. As of December 31, 2024, there was no unrecognized compensation cost related to non-vested share-based compensation arrangements granted to employees, under the 2015 Plan. Total fair value of options vested was nil during the year ended December 31, 2022, 2023 and 2024, respectively.

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

No restricted shares were granted during the years ended December 31, 2022, 2023 and 2024 under the 2014 RSU plan.

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

As of December 31, 2024, there were no shares expired and the expense recognized was immaterial (2022: nil, 2023: nil).

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

The consideration was fully settled in cash upon the issuance of restricted shares. The restricted shares vested in three tranches of 2%, 18% and 80% on January 1, 2020, January 1, 2021 and January 1, 2022, respectively, in accordance with certain vesting conditions, that is, a performance condition based on the completion of an IPO. The compensation cost was recognized using accelerated method.

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

As of December 31, 2024, there were no shares vested or expired and the Group recognized expense relating to the Scheme of US$ nil (2022: US$nil; 2023: US$nil) in the Consolidated Statements of Comprehensive Income during the period.

Xinyuan Property Management Service (Cayman) Ltd., a subsidiary of the Company, operates a new share award scheme during 2024 (the “2024 Share Award Scheme”) which is related to the conditional grants of award shares to its two executive directors (“grantees”) on July 8 2024. This was a one-off grant and expired upon the vesting of the awarded shares. The purpose of 2024 Share Award Scheme is to recognize the grantees’ contribution to the business performance and development of the subsidiary and to provide sufficient incentive to retain and motivate the grantees to continue to strive for greater contributions to the subsidiary in the future.

As the conditional grants to each of the two executive directors would result in the shares issued and to be issued in respect of all options and awards granted to them in the 12-month period up to and including the date of the conditional grants representing in aggregate over 1% of the shares in issue (excluding any options and awards lapsed in accordance with the terms of the scheme), such grants were approved by the qualified shareholders at the EGM of the subsidiary.

Pursuant to the 2024 Share Award Scheme, the conditional grant of awards of 25,537,500 shares represented 17,025,000 new shares to Mr. Shen and 8,512,500 new shares to Mr. Wang,each of whom are executive directors of the subsidiary The 25,537,500 awarded shares allotted and issued under the conditional grants represent (i) 4.5% of the issued shares on 8 July 2024; and (ii) approximately 4.31% of the issued shares as enlarged by the allotment and issue of the awarded shares, assuming there will be no other change in the issued share capital of the subsidiary between the grant date and date of the allotment and issuance of the awarded shares. All awarded shares were credited as fully paid upon issue and were vested immediately upon issue. The vesting of the awarded shares is not subject to any performance targets or clawback mechanism. Each of the grantees of the awarded shares shall not dispose of or transfer any of the awarded shares owned by them on or before 31 December 2025, provided that such restriction shall cease to apply if such grantees cease to be directors of the subsidiary.

The aggregate fair value of grantees’ services received in return for restricted shares awarded of approximately US$1,102,260 (RMB7,848,000) was measured by reference to closing market price at HK$0.335 of the subsidiary’s listed shares on 8 July 2024, the grant date of shares award.

As of December 31, 2024, the Group recognized expense relating to the 2024 Share Award Scheme of US$1,102,260 in the Consolidated Statements of Comprehensive Income/(Loss).

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

16.         Other payables and accrued liabilities

The components of other payables and accrued liabilities were as follows:

	December 31,	December 31,
	2023	2024
	US$	US$
Contract deposit	221,148,610	279,471,348
Accrued expenses	46,365,405	21,200,736
Deed tax and maintenance fund withheld for customers	15,079,138	10,525,607
Bidding deposit	3,331,250	3,238,992
Welfare payable	1,458,748	1,437,298
Other tax payable	20,392,535	30,827,250
Accrued aircraft operating expense	1,488,258	871,401
Accrued interest expense	287,028,427	404,937,375
Purchase consideration payable for asset acquisitions and business combinations	33,275,049	20,725,436
Others	29,934,439	6,001,222

Total	659,501,859	779,236,665

17.         Related party and employee transactions

(a)	Amounts due from related parties

	December 31,	December 31,
	2023	2024
	US$	US$
Current:
Henan Hongguang Olympic Real Estate Co., Ltd.	85,595,700	84,337,080
Guangzhou Huanglong Information Technology Co., Ltd.	27,153,613	26,882,866
Madison Development Limited	3,689,595	480,132
Suzhou Wanzhuo’s non-controlling interest holders	28,834,616	28,410,626
Taicang Pengchi’s non-controlling interest holders	23,494,569	27,582,909
Suzhou Rongjingchen Real Estate Co., Ltd.	19,931,382	19,638,306
Others	3,927,036	4,383,134
Total current amounts due from related parties	192,626,511	191,715,053

Non current:
Xinzheng Meihang Network Technology Co., Ltd.	1,047,764	1,032,357
Suzhou Yefang’s non-controlling interest holders	11,293,716	11,181,487
Others	2,463,750	2,427,522
Total non-current amounts due from related parties	14,805,230	14,641,366
Total	207,431,741	206,356,419

As of December 31, 2024, the balances due from Guangzhou Huanglong Information Technology Co., Ltd., a wholly-owned subsidiary of the Company’s equity method investee, were related to advances for operational needs without any fixed payment terms. This balance is unsecured, bears no interest and expected to be repaid in one year.

Henan Hongguang Olympic Real Estate Co., Ltd. (“Henan Hongguang”) is the non-controlling shareholder of Henan Renxin (Note 1), one of the Company’s subsidiaries. As of December 31, 2024, the balance due from Henan Hongguang was related to advances for operational needs without any fixed payment terms. This balance is unsecured, bears no interest, and is expected to be repaid in one year.

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

(b)	Amounts due to related parties

	December 31,	December 31,
	2023	2024
	US$	US$
Current:
Suzhou Yefang’s non-controlling interest holders	1,512,945	1,452,578
Suzhou Wanzhuo’s non-controlling interest shareholders	2,666,033	—
Henan Qingning Apartment Management Co., Ltd.	9,707,534	9,542,023
Suzhou Kairongchen Real Estate Co., Ltd.	40,504,045	40,222,303
Others	18,519,868	18,276,698
Total current amounts due to related parties	72,910,425	69,493,602

As of December 31, 2023 and 2024, the remaining advance to Suzhou Wanzhuo’s non-controlling interest shareholders amounting to US$2,666,033 and US$nil, respectively, were for shareholder service.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

On June 6, 2018, the Company together with four other non-affiliated companies acquired 100% of Suzhou Yefang for an aggregate cash consideration of US$15,615,240. The Company accounted for the acquisition of Suzhou Yefang as an asset acquisition because the only asset of Suzhou Yefang is the land. Pursuant to the articles of association, the Company exercises control over the relevant significant activities of Suzhou Yefang and therefore, consolidates it in its financial statements. As of December 31, 2024, the Company repaid the entire payable to its non-controlling shareholders except for accrued interest amounted to US$1,452,578.

(c)	Amounts due from employees

	December 31,	December 31,
	2023	2024
	US$	US$
Advances to employees	1,038,494	805,503

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

For the year ended December 31, 2023, total directors’ remuneration amounted to US$3,572,912 (2021: US$6,447,214; 2022: US$4,012,619).

18.         Equity

(i)	As at December 31, 2024, the Company’s authorized share capital was 500 million common shares, par value US$0.0001 per share (December 31, 2023: 500 million common shares).
(ii)	During the year ended December 31, 2024, 3,363,580 common shares were repurchased at a total cost of US$440,576.
(iii)	During the year ended December 31, 2024, no dividend was distributed.

All other equity transactions have been disclosed in consolidated statement of changes in shareholders’ equity.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

19.         (Loss)/income per share

Basic and diluted net (loss)/income per share for each period presented are calculated as follows:

	December 31,
	2022	2023	2024
	US$	US$	US$
Numerator:
Net (loss)/income attributable to Xinyuan Real Estate Co., Ltd. Shareholders - basic and diluted	(263,353,561)	40,282,025	(51,018,739)
Denominator:
Weighted average number of shares outstanding-basic*	107,849,225	106,686,376	112,234,853
Weighted average number of shares outstanding-diluted	107,849,225	106,686,376	112,234,853
Basic (loss)/income per share	(2.44)	0.38	(0.45)
Diluted (loss)/income per share	(2.44)	0.38	(0.45)
*

The restricted shares repurchased by the trustee that are unvested are excluded from the number of shares outstanding for purposes of computing basic earnings per share in accordance with ASC 260. However, these unvested restricted shares are factored into the computation of diluted earnings per share using the treasury stock method.

During the year ended December 31, 2024, nil (2022: nil; 2023: nil) stock options, and nil (2022: nil; 2023: nil) RSUs were excluded from the calculation of earnings per share, respectively, because their effect would be anti-dilutive.

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

No single customer accounted for more than 10% of net sales for the years ended December 31, 2022, 2023 and 2024.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

Summary information by operating segment is as follows:

December 31, 2022	Henan	Shandong	Shanghai	Sichuan	Beijing	Hainan	Hunan	Shaanxi	United States	Guangdong	Hubei	Liaoning	Property Management	Others	Consolidated
	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$
Net real estate sales	133,906,983	152,896,390	3,056,829	93,804,069	142,331,456	—	(1,058,911)	191,013,871	58,007,780	34,659,102	564,076	231,278	—	—	809,412,923
Real estate lease income	7,268,773	1,530,316	2,080,042	416,589	177,246	—	1,162,618	2,349,797	4,041,509	1,727,356	—	—	—	28,366	20,782,612
Real estate management services income	4,448,994	—	—	—	—	—	—	1,833,511	—	—	—	—	99,177,566	—	105,460,071
Other revenue	7,894,262	8,316	552,228	(35,831)	1,727,882	—	904,831	446	—	805,323	—	149,812	2,349,298	—	14,356,567

Total revenue	153,519,012	154,435,022	5,689,099	94,184,827	144,236,584	—	1,008,538	195,197,625	62,049,289	37,191,781	564,076	381,090	101,526,864	28,366	950,012,173
Cost of real estate sales	(134,259,620)	(171,319,778)	(7,306,487)	(87,599,735)	(110,230,204)	—	943,112	(156,675,331)	(75,759,072)	(25,841,656)	(21,408)	(286,074)	—	—	(768,356,253)
Cost of real estate lease income	(9,680,982)	(852,927)	(778,313)	(219,502)	(365,600)	—	(363,485)	128,004	(2,081,799)	(6,023,790)	—	—	—	(49,559)	(20,287,953)
Cost of real estate management services	(5,631,437)	—	3,188,299	—	—	—	—	(3,694,930)	—	—	—	—	(73,471,668)	—	(79,609,736)
Other costs	(1,031,030)	—	617,889	(924,057)	(5,578,881)	—	(710,529)	—	—	(882,999)	—	(19,164)	(1,273,352)	—	(9,802,123)

Total cost of revenue	(150,603,069)	(172,172,705)	(4,278,612)	(88,743,294)	(116,174,685)	—	(130,902)	(160,242,257)	(77,840,871)	(32,748,445)	(21,408)	(305,238)	(74,745,020)	(49,559)	(878,056,065)
Gross profit	2,915,943	(17,737,683)	1,410,487	5,441,533	28,061,899	—	877,636	34,955,368	(15,791,582)	4,443,336	542,668	75,852	26,781,844	(21,193)	71,956,108
Operating expenses	(11,698,488)	(13,408,341)	(3,366,711)	(3,728,249)	(42,774,682)	(47,094)	(1,242,859)	(5,165,593)	(17,406,597)	(3,297,920)	(1,331,279)	(2,089,948)	(9,376,483)	(12,111,766)	(127,046,010)
Gain on disposal of property held for lease	2,650,215	397,708	2,150,988	—	—	—	—	—	—	—	—	—	—	488,401	5,687,312

Operating income/(loss)	(6,132,330)	(30,748,316)	194,764	1,713,284	(14,712,783)	(47,094)	(365,223)	29,789,775	(33,198,179)	1,145,416	(788,611)	(2,014,096)	17,405,361	(11,644,558)	(49,402,590)
Interest income	1,602,637	280,967	656,403	250,397	1,093,214	145	3,073	667,222	701	31,785	78	1,283	1,449,210	2,170,212	8,207,327
Interest expense	(13,389,344)	(1,818,414)	(99,438)	(24,130,024)	(962,042)	—	—	(4,726,423)	(15,815,618)	—	—	—	(69,672)	(96,997,436)	(158,008,411)
Net realized gain on short-term investments	—	—	—	—	463	—	—	—	—	—	—	—	—	(71,675,917)	(71,675,454)
Share of (loss) /gain in an equity investee	(3,718,820)	—	3,784,015	—	—	—	—	—	—	(15,920,880)	—	—	(810,983)	(9,499,870)	(26,166,538)
Gain on extinguishment of debt	—	—	—	—	—	—	—	—	—	—	—	—	—	9,620,914	9,620,914
Exchange gains	45,800,405	—	—	—	—	—	—	—	—	—	—	—	(699,044)	(5,149,023)	39,952,338
Other income/(expense)	(1,587,295)	17,236	(19,220)	277,819	420,916	325	187,576	49,144	(36,029)	99,781	(8,098)	(1,452,134)	881,696	(800,566)	(1,968,849)

Income/(loss) before income taxes	22,575,253	(32,268,527)	4,516,524	(21,888,524)	(14,160,232)	(46,624)	(174,574)	25,779,718	(49,049,125)	(14,643,898)	(796,631)	(3,464,947)	18,156,568	(183,976,244)	(249,441,263)
Income tax benefit/(expense)	(12,780,775)	22,127,223	(3,927,044)	(2,443,468)	(4,379,784)	463	174,167	(2,378,418)	1,206,732	(2,377,772)	(1,359,448)	(485,277)	(1,482,371)	(1,135,690)	(9,241,462)

Net income/(loss)	9,794,478	(10,141,304)	589,480	(24,331,992)	(18,540,016)	(46,161)	(407)	23,401,300	(47,842,393)	(17,021,670)	(2,156,079)	(3,950,224)	16,674,197	(185,111,934)	(258,682,725)

Depreciation and amortization	5,516,725	874,640	647,400	1,095,409	1,162,790	—	—	1,832,811	612,887	—	23,806	13,918	533,861	853,960	13,168,207
Capital expenditure	5,221,417	803	—	—	1,577	—	—	—	(63)	—	4,186	—	8,455	—	5,236,375
Real estate properties completed and under development	1,159,231,389	412,162,579	100,867,987	577,969,652	45,945,861	—	4,995,367	35,489,672	266,654,891	395,241,531	191,185,397	53,684,534	—	33,627,793	3,277,056,653
Real estate properties held for lease	48,958,513	2,434,604	32,354,424	32,786,449	7,676,329	—	54,293,887	86,799,863	107,905,636	—	—	—	—	258,162	373,467,867

Total long-lived assets	386,224,257	13,434,007	133,703,563	49,512,464	24,828,219	5,774,972	68,720,346	96,615,555	118,812,943	34,008,878	769,742	857,181	7,209,649	20,599,425	961,071,201
Total assets	2,270,506,759	259,228,051	540,587,961	709,048,905	240,590,331	11,212,039	78,448,652	323,750,877	404,653,727	499,695,879	197,190,024	61,041,098	147,478,659	106,845,365	5,850,278,327

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

December 31, 2023	Henan	Shandong	Shanghai	Sichuan	Beijing	Hainan	Hunan	Shaanxi	United States	Guangdong	Hubei	Liaoning	Property Management	Others	Consolidated
	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$
Net real estate sales	152,591,635	89,069,287	11,669,658	147,542,499	107,053,837	—	627,881	109,258,071	27,489,898	(2,069,637)	(11,697)	14,811,733	—	40,008	658,073,173
Real estate lease income	29,274,568	1,009,694	1,511,669	397,685	86,982	—	(3,735,823)	2,640,636	4,082,885	1,926,668	—	10,856	—	12,631	37,218,451
Real estate management services income	1,538,767	—	—	156,324	—	—	—	210,556	—	—	—	—	91,771,226	1	93,676,874
Other revenue	7,909,151	—	(286,625)	277,249	(509,601)	—	873,996	—	—	109,324	—	2,777	7,629,706	—	16,005,977
Total revenue	191,314,121	90,078,981	12,894,702	148,373,757	106,631,218	—	(2,233,946)	112,109,263	31,572,783	(33,645)	(11,697)	14,825,366	99,400,932	52,640	804,974,475
Cost of real estate sales	(163,057,353)	(82,219,415)	(9,614,743)	(133,082,218)	(64,969,677)	—	7,156,894	(74,748,589)	(27,840,145)	2,229,267	63,011	(11,578,004)	(1,583)	(240)	(557,662,795)
Cost of real estate lease income	(23,817,603)	(240,837)	(780,902)	(697,495)	(183,762)	—	(667,817)	(2,861,696)	(3,403,014)	(1,213,136)	—	—	—	(53,959)	(33,920,221)
Cost of real estate management services	(2,749,635)	—	—	(340,884)	—	—	—	(233,866)	—	—	—	—	(68,985,669)	—	(72,310,054)
Other costs	(1,701,411)	—	695,476	(12,739)	(3,076,605)	—	(714,677)	—	—	(237,609)	—	(20,733)	(3,547,751)	—	(8,616,049)
Total cost of revenue	(191,326,002)	(82,460,252)	(9,700,169)	(134,133,336)	(68,230,044)	—	5,774,400	(77,844,151)	(31,243,159)	778,522	63,011	(11,598,737)	(72,535,003)	(54,199)	(672,509,119)
Gross profit	(11,881)	7,618,729	3,194,533	14,240,421	38,401,174	—	3,540,454	34,265,112	329,624	744,877	51,314	3,226,629	26,865,929	(1,559)	132,465,356
Operating expenses	(12,866,682)	(5,303,199)	(2,607,527)	(2,561,480)	(21,019,160)	(57,945)	(336,874)	(2,428,759)	(8,828,446)	(1,372,742)	242,080	(908,802)	(19,787,513)	(6,334,754)	(84,171,803)
Gain on disposal of property held for lease	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Operating income/(loss)	(12,878,563)	2,315,530	587,006	11,678,941	17,382,014	(57,945)	3,203,580	31,836,353	(8,498,822)	(627,865)	293,394	2,317,827	7,078,416	(6,336,313)	48,293,553
Interest income	6,059	142,181	200,827	131,341	98,485	2	1,918	1,221,974	2,175	26,594	37	6,992	342,602	2,598,127	4,779,314
Interest expense	(12,434,185)	(7,249,071)	—	(18,543,629)	—	—	—	(5,347,808)	(28,825,082)	—	—	—	—	(104,540,543)	(176,940,318)
Net realized gain on short-term investments	—	—	—	—	—	—	—	—	—	—	—	—	14,325	(7,640,422)	(7,626,097)
Share of (loss) /gain in an equity investee	(7,847,367)	—	3,370,027	—	—	—	—	—	—	(12,199,505)	—	—	(114,651)	(1,122,574)	(17,914,070)
Gain on extinguishment of debt	—	—	—	—	—	—	—	—	—	—	—	—	—	169,932,886	169,932,886
Gain on modification of debt	—	—	—	26,372,965	—	—	—	—	—	—	—	—	—	—	26,372,965
Exchange gains	9,426,923	—	—	—	—	—	—	—	—	—	—	—	170,555	3,884,579	13,482,057
Other income/(expense)	3,670,566	2,845,027	4,937,780	(227,508)	30,951	(4,453)	(2,898)	(84,792)	13,595,467	129,168	8,686	(194,969)	261,501	462,346	25,426,872
Income/(loss) before income taxes	(20,056,567)	(1,946,333)	9,095,640	19,412,110	17,511,450	(62,396)	3,202,600	27,625,727	(23,726,262)	(12,671,608)	302,117	2,129,850	7,752,748	57,238,086	85,807,162
Income tax benefit/(expense)	14,814,458	792,277	(12,047,878)	(17,481,633)	(22,171,296)	3,275	(4,364,673)	(7,872,323)	(741,067)	(1,508,575)	(1,256,109)	(1,353,719)	677,821	(2,766,009)	(55,275,451)
Net income/(loss)	(5,242,109)	(1,154,056)	(2,952,238)	1,930,477	(4,659,846)	(59,121)	(1,162,073)	19,753,404	(24,467,329)	(14,180,183)	(953,992)	776,131	8,430,569	54,472,077	30,531,711
Depreciation and amortization	4,136,037	274,482	603,524	598,078	2,050,750	—	—	1,755,174	11,639,957	—	9,356	5,090	326,968	1,107,229	22,506,645
Capital expenditure	3,353	627	—	—	1,825	—	—	—	(12)	—	—	—	367,144	—	372,937
Real estate properties completed and under development	1,207,782,937	394,558,791	102,589,027	503,780,381	65,449,973	—	11,872,490	53,897,457	280,032,599	411,898,623	196,266,519	64,815,058	—	15,021,114	3,307,964,969
Real estate properties held for lease	45,427,310	(6,129,675)	29,843,420	31,649,101	4,749,926	—	47,061,528	83,770,504	85,979,680	—	—	—	—	200,207	322,552,001

Total long-lived assets	286,787,108	15,081,225	137,469,838	53,134,953	25,002,494	5,732,976	67,126,463	94,644,226	97,134,292	22,391,243	368,241	849,197	7,516,719	26,942,231	840,181,206
Total assets	2,089,109,648	201,589,676	513,329,822	600,165,262	223,190,269	11,064,860	81,359,058	240,848,887	391,317,225	488,477,145	201,937,156	72,172,008	148,503,161	70,329,054	5,333,393,231

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

December 31, 2024	Henan	Shandong	Shanghai	Sichuan	Beijing	Hainan	Hunan	Shaanxi	United States	Guangdong	Hubei	Liaoning	Property Management	Others	Consolidated
	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$

Net real estate sales	115,809,092	103,693,475	6,175,703	30,121,658	88,001,380	—	(2,983,634)	31,230,815	8,242,045	2,345,305	(9,255)	2,467,395	—	434,705	385,528,684
Real estate lease income	8,017,412	1,646,337	2,239,796	306,633	—	—	475,740	1,841,759	4,240,136	4,440	—	12,885	1,189,463	12,492	19,987,093
Real estate management services income	1,239,696	—	—	208,437	—	—	85,567	174,085	—	—	—	—	94,800,565	—	96,508,350
Other revenue	4,840,371	480,651	307,401	(41,732)	(1,898,725)	—	347,685	—	—	35,400	—	3,858	8,575,959	—	12,650,868
Total revenue	129,906,571	105,820,463	8,722,900	30,594,996	86,102,655	—	(2,074,642)	33,246,659	12,482,181	2,385,145	(9,255)	2,484,138	104,565,987	447,197	514,674,995
Cost of real estate sales	(91,453,900)	(75,485,489)	1,041,182	(22,704,900)	(71,116,610)	—	1,908,115	(18,001,818)	(54,553,765)	(2,351,018)	(22,662)	(2,006,965)	—	(47,170)	(334,795,000)
Cost of real estate lease income	(3,771,260)	(1,908,914)	(653,954)	(597,694)	(112,066)	—	(940,427)	(1,708,818)	(5,685)	—	—	—	(283,540)	(53,369)	(10,035,727)
Cost of real estate management services	(794,514)	—	—	(182,416)	—	—	(197,737)	(189,959)	—	—	—	—	(78,369,170)	—	(79,733,796)
Other costs	(3,349,277)	—	(25,702)	(127,374)	(242,156)	—	(283,218)	—	—	(25,300)	—	(4,217)	(3,623,202)	—	(7,680,447)
Total cost of revenue	(99,368,951)	(77,394,403)	361,526	(23,612,384)	(71,470,832)	—	486,733	(19,900,595)	(54,559,450)	(2,376,318)	(22,662)	(2,011,182)	(82,275,912)	(100,539)	(432,244,970)
Gross profit	30,537,620	28,426,060	9,084,426	6,982,612	14,631,823	—	(1,587,909)	13,346,064	(42,077,269)	8,827	(31,917)	472,956	22,290,075	346,658	82,430,025
Operating expenses	(2,155,267)	(3,526,218)	(3,327,090)	1,501,889	(9,095,825)	(21,598)	(222,576)	(1,953,718)	(2,949,155)	(752,699)	(141,039)	(630,247)	(18,820,557)	(1,471,239)	(43,530,671)
Gain on disposal of property held for lease	—	72,070	—	—	—	—	—	—	—	—	—	—	—	—	72,070
Operating income/(loss)	28,382,353	24,971,912	5,757,336	8,484,501	5,535,998	(21,598)	(1,810,485)	11,392,346	(45,026,424)	(743,872)	(172,956)	(157,291)	3,469,518	(1,124,581)	38,971,424
Interest income	47,672	68,794	278,240	35,383	16,653	164	599	16,517	50,996	8,372	67	382	171,855	2,425,670	3,121,364
Interest expense	(11,526,886)	(9,767,392)	—	(13,813,190)	—	—	—	(6,607,284)	(12,588,839)	—	—	—	—	(63,105,831)	(117,409,422)
Net realized gain on short-term investments	—	—	—	—	—	—	—	—	—	—	—	—	—	(700,539)	(700,539)
Share of (loss) /gain in an equity investee	(647,257)	12,821	(360,109)	—	—	—	—	—	—	(3,784,868)	—	—	(4,444)	(4,447,141)	(9,230,998)
Gain on extinguishment of debt	35,625,099	—	—	—	—	—	—	—	—	—	—	—	—	13,018,597	48,643,696
Gain on modification of debt	—	—	—	21,253,128	—	—	—	—	—	—	—	—	—	—	21,253,128
Exchange gains	4,026,185	—	—	—	—	—	—	—	—	—	—	—	(184,072)	4,422,693	8,264,806
Other income/(expense)	12,643,007	1,127,817	(314,838)	(500,395)	313,249	(3)	(13,611)	1,269,090	(107,426)	60,888	27,598	(88,973)	(161,096)	1,707,431	15,962,738
Income/(loss) before income taxes	68,550,173	16,413,952	5,360,629	15,459,427	5,865,900	(21,437)	(1,823,497)	6,070,669	(57,671,693)	(4,459,480)	(145,291)	(245,882)	3,291,761	(47,803,701)	8,876,197
Income tax benefit/(expense)	(24,753,435)	(10,536,929)	(2,886,793)	(2,339,230)	(6,110,354)	189	126,646	(2,080,908)	—	(2,160,489)	(1,855,886)	(85,479)	(1,360,389)	(856,431)	(54,899,488)
Net income/(loss)	43,796,738	5,877,023	2,473,836	13,120,197	(244,454)	(21,248)	(1,696,851)	3,989,761	(57,671,693)	(6,619,969)	(2,001,177)	(331,361)	1,931,372	(48,660,132)	(46,023,291)
Depreciation and amortization	3,556,450	269,403	596,888	593,213	1,182,655	—	—	1,734,992	(10,235,608)	—	973	3,210	391,677	1,097,045	(809,102)
Capital expenditure	1,911	16,403	—	5,980	—	—	—	—	(10)	—	2,809	—	563,296	—	590,389
Real estate properties completed and under development	1,196,959,703	384,675,892	98,856,623	536,110,927	29,791,972	—	14,382,770	47,475,993	196,068,445	431,083,411	202,334,173	68,280,048	—	877,398	3,206,897,355
Real estate properties held for lease	42,794,735	(8,515,175)	28,813,409	30,601,758	4,569,078	—	45,266,438	80,979,964	81,660,276	—	—	—	—	144,401	306,314,884

Total long-lived assets	260,243,161	16,094,845	132,624,161	51,440,342	18,520,372	5,692,034	64,681,469	91,609,091	92,880,123	16,562,017	369,956	946,388	8,146,299	22,142,576	781,952,834
Total assets	1,985,307,938	215,766,248	487,261,237	586,636,646	96,634,103	10,930,676	81,325,475	206,083,509	303,434,355	488,306,783	207,983,431	75,760,233	143,431,173	133,615,924	5,022,477,731

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

21.         Commitments and contingencies

Other commitments

As of December 31, 2024, the Group had outstanding commitments with respect to non-cancellable construction contracts for real estate development and land use rights purchases as follows:

Amount
US$
2025	981,328,224
2026	101,059,734
2027	25,228,415
2028	147,962
2029 and thereafter	—
Total	1,107,764,335

Contingencies

As of December 31, 2024, the Group provided guarantees of US$1,708,919,250 (2022: US$2,110,456,012; 2023: US$1,926,419,080), in favor of its customers in respect of mortgage loans granted by banks to such customers for their purchases of the Group’s properties where the underlying real estate ownership certificates can only be provided to the banks on a time delay manner due to administrative procedures in the PRC. Pursuant to the terms of the guarantees, upon default in mortgage payments by these purchasers, the Group is responsible to repay the outstanding mortgage principal together with the accrued interest and penalty owed by the defaulted purchasers to the bank and the Group is entitled to take over the legal titles and possession of the related properties. The Group’s guarantee period starts from the date of grant of the relevant mortgage loan and ends upon issuance of real estate ownership certificate which will generally be available within six to twelve months after the purchaser takes possession of the relevant property. The Group paid US$4,068,840, US$2,286,938 and US$603,930 to satisfy guarantee obligations related to customer defaults for the years ended December 2022, 2023 and 2024, respectively.

The fair value of the guarantees is not significantly different than the net realizable value of the properties and management considers that in case of default in payments, the net realizable value of the related properties can cover the repayment of the outstanding mortgage principal together with the accrued interest and penalty and therefore no provision has been made for the guarantees.

At December 31, 2024, the Group provided financial guarantees for bank loans of four of its equity method investees. The Group could incur losses in the event of defaults under or foreclosure of these loans and its maximum exposure to credit losses is US$199,140,282 (2022: US$226,755,305; 2023: US$202,187,414). The fair value of the guarantees is not significant and the Group considers that in case of default in payments, the net realizable value of the related properties can cover the repayment of the outstanding bank loans together with the accrued interest and penalty and therefore, no provision has been made for the guarantees in the consolidated financial statements.

22.         Concentration of risk

The Group’s financial instruments potentially subject to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, other receivables and amounts due from related parties. As of December 31, 2023 and 2024, substantially all of the Group’s cash and cash equivalents and restricted cash were held in major financial institutions located in China, Hong Kong SAR and the United States, which management consider being of high credit quality. In the event of bankruptcy of one of these financial institutions, the Group may not be able to claim its cash and demand deposits back in full. The Group continues to monitor the financial strength of the financial institutions. The Group does not have requirements for collateral for the balance of other receivables and amounts due from related parties while considers various factors in establishing, monitoring the financial instruments, including the aging of receivables and aging trends, customer creditworthiness. repayment history and credit-worthiness.

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

On July 21, 2005, PRC government changed its decade-old policy of pegging the value of the RMB to the US$. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy had resulted in a 13.1% appreciation of the RMB against the US$ from July 21, 2005 to December 31, 2024.

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

As of December 31, 2024, the Group had outstanding guarantees of mortgages in the principal amount of US$1,708.9 million. If a purchaser defaults on the payment of its mortgage during the term of the guarantee, the mortgage lending bank may require the Group to repay the outstanding amount under the loan plus any accrued interest. In this event, although the Group is able to retain the customer’s deposit and sell the property to recover any amounts paid by it to the bank, there can be no assurance that the property could be sold at a price equal to or greater than the amount paid on the defaulting purchaser’s outstanding loan amount and any accrued interest thereon. The Group paid US$0.6 million to satisfy guarantee obligations related to customer defaults for the year ended December 31, 2024.

The Group offers certain homebuyers seller-financing arrangements. All the homebuyers that entered into such arrangements were subject to credit verification procedures. In addition, accounts receivable balances are unsecured, but monitored on an ongoing basis via the Group’s management reporting procedures. The Group provides longer payment terms to particular home buyers after applying strict credit requirements based on the Group’s credit policy. As of December 31, 2023 and 2024, there was no concentration of credit risk with respect to receivables and the Group did not have a significant exposure to any individual debtor.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

In 2013, PRC banks tightened the conditions on which mortgage loans are extended to homebuyers. Therefore, mortgage loans for homebuyers have been subject to longer processing periods or even denied by the banks. The Group monitors its homebuyers’ outstanding mortgage loans on an ongoing basis via the Group’s management reporting procedures and took the position that contracts with underlying mortgage loans with processing periods exceeding one year shall not be considered when recognizing revenue on an over time basis (Note 2(i) for further detail). As a result, sales contracts of 1,546 apartments were excluded when determining revenue to be recognized in 2024.

In addition, no single customer or supplier accounted for more than 10% of revenue or project expenditures for the years ended December 31, 2022, 2023 and 2024.

23.         Non-controlling interests

As of December 31, 2023, the non-controlling interests consisted of the following:

		December 31,
	Ownership	2023
		US$
Shaanxi Zhongmao Economy Development Co., Ltd.	34.02%	—
Xinyuan Property Management Service (Cayman) Ltd.	40.53%	(77,892,291)
Taicang Pengchi Real Estate Co., Limited. (Note 18 (a))	83.00%	(33,373,465)
Suzhou Xinyuan Wanzhuo Real Estate Co., Ltd. (Note 18 (a.b))	80.00%	(27,244,465)
Henan Renxin Real Estate Co., Ltd.	49.00%	—
Suzhou Yefang Real Estate Co., Limited. (Note 18(a.b))	79.99%	(11,290,614)
Zhengzhou Xinhe Real Estate Co., Ltd	20.00%	2,792,991
Others		5,866,648

Total		(141,141,196)

As of December 31, 2024, the non-controlling interests consisted of the following:

		December 31,
	Ownership	2024
		US$
Shaanxi Zhongmao Economy Development Co., Ltd.	34.02%	—
Xinyuan Property Management Service (Cayman) Ltd.	56.93%	(94,235,138)
Taicang Pengchi Real Estate Co., Limited. (Note 18 (a))	83.00%	(32,867,478)
Suzhou Xinyuan Wanzhuo Real Estate Co., Ltd. (Note 18 (a.b))	80.00%	(32,455,789)
Henan Renxin Real Estate Co., Ltd.	49.00%	—
Suzhou Yefang Real Estate Co., Limited. (Note 18(a.b))	79.99%	(11,124,595)
Zhengzhou Xinhe Real Estate Co., Ltd	20.00%	3,224,474
Others		5,869,850

Total		(161,588,676)

24.         Subsequent events

On April 14, 2025, an involuntary petition for relief under Chapter 11 of Title 11 of the United States Bankruptcy Code was filed against Xinyuan Real Estate Co., Ltd. (the “Company”) in the United States Bankruptcy Court for the Southern District of New York. As of April 21, 2025, the Company has reached settlement agreement with all of the petitioning creditors (the “Parties”) in connection with the involuntary petition filed on April 14, under which the Parties have agreed to jointly request the court to suspend further proceedings for at least 14 days, and upon meeting the conditions in the settlement agreement, the petitioning creditors will promptly dismiss the Chapter 11 case against the Company. The Company will fullfill the conditions in the settlement agreement.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

25.         Condensed financial information of the Company

The condensed financial statements of Xinyuan Real Estate Co., Ltd. have been prepared in accordance with U.S. GAAP. Under the PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer certain of their net assets to the Company in the form of dividend payments, loans or advances. The amounts restricted include paid-in capital and statutory reserves, as determined pursuant to PRC generally accepted accounting principles, totaling US$852,921,640 as of December 31, 2024 (2023: US$854,952,913).

Condensed Balance Sheets

	December 31
	2023	2024
	US$	US$

ASSETS

Current assets
Cash and cash equivalents	344,215	270,631
Short-term investments	286,054	196,865
Other receivables	1,051,960	1,104,752
Due from subsidiaries	49,101,879	49,101,879
Total current assets	50,784,108	50,674,127
Investments in subsidiaries	985,740,913	975,581,038
TOTAL ASSETS	1,036,525,021	1,026,255,165
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
PRC income tax payable	13,388	13,388
PRC other tax payable	902,190	902,190
Other payable and accrued liabilities	105,408,095	165,180,664
Current portion of long-term bank loan and other debt	392,972,209	391,904,066
Due to subsidiaries	338,802,242	336,597,872
Payroll and welfare payables	64,509	44,618
Total current liabilities	838,162,633	894,642,798
Other long-term debt	232,091,202	235,786,580
Total liabilities	1,070,253,835	1,130,429,378
Shareholders’ equity
Common shares, $0.0001 par value:
Authorized‑500,000,000 shares, issued and outstanding 112,812,481 shares as of December 31, 2024 (2023: 113,671,841 shares)	17,554	17,554
Treasury shares	(116,793,448)	(116,593,657)
Additional paid-in capital	546,549,246	534,233,824
Retained earnings	(463,502,166)	(521,831,934)
Total shareholders’ equity	(33,728,814)	(104,174,213)

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,036,525,021	1,026,255,165

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

Condensed Statements of Comprehensive (Loss)/Income

	Year ended December 31,
	2022	2023	2024
	US$	US$	US$
General and administrative expenses	(4,993,180)	(1,962,954)	(1,768,324)

Operating loss	(4,993,180)	(1,962,954)	(1,768,324)
Interest expense	(107,459,673)	(116,296,860)	(72,854,767)
Interest income	1,139	1,102	620
Net gain on debt extinguishment	9,620,914	169,932,886	13,018,597
Loss on short-term investments	(68,931,940)	(660,022)	(89,189)
Other expenses	1,395,668	6,760,754	1,207,746
Equity in (loss)/profit of subsidiaries, net	(92,986,489)	(17,492,881)	9,466,578
(Loss)/income from operations before income taxes	(263,353,561)	40,282,025	(51,018,739)
Income taxes	—	—	—
Net (loss)/income attributable to common shareholders	(263,353,561)	40,282,025	(51,018,739)
Other comprehensive income/(loss), net of tax of nil
Foreign currency translation adjustments	(56,538,757)	(4,987,693)	(3,918,230)
Comprehensive (loss)/income attributable to shareholders	(319,892,318)	35,294,332	(54,936,969)

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

Condensed Statements of Cash Flows

	Year ended December 31,
	2022	2023	2024
	US$	US$	US$
Cash flows from operating activities:
Net (loss)/income	(263,353,561)	40,282,023	(51,018,739)
Adjustment to reconcile net (loss) income to net cash used in operating activities:
Equity in loss/(profit) of subsidiaries, net	92,986,489	17,492,881	(9,466,578)
Stock based compensation expense	568,046	—	—
Loss on short-term investments	68,931,940	660,022	89,189
Proceeds from disposal of short-term investments	359,025	—	—
Amortization of deferred charges	5,472,222	7,739,849	345,921
Gain on extinguishment of debt	(9,620,914)	(169,932,886)	(13,018,597)
Other receivables	634,819	(14,125)	(52,792)
Other payable and accrued liabilities	53,426,168	93,426,988	76,551,386
Payroll and welfare payables	(460,149)	(381)	(19,890)
Net cash used in operating activities	(51,055,915)	(10,345,629)	3,409,900
Cash flows from investing activities:
Net cash used in investing activities	—	—	—
Cash flows from financing activities:
Changes in due from subsidiaries	54,889,206	17,823,271	(2,204,370)
Repayment of current portion of long-term bank loan and other long-term debt	—	(10,791,800)	(1,478,905)
Repayment of other long-term debts	(1,199,086)	—	—
Purchase of treasury shares	—	(731,871)	199,791
Proceeds from issuance of common shares	—	1,595,830	—
Net cash provided by/(used in) financing activities	53,690,120	7,895,430	(3,483,484)
Net increase/(decrease) in cash and cash equivalents	2,634,205	(2,450,199)	(73,584)
Cash and cash equivalents, at the beginning of the year	160,209	2,794,414	344,215

Cash and cash equivalents, at end of the period	2,794,414	344,215	270,631

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

(b)         Related party transactions

As of December 31, 2024, the Company had US$336,597,872 (2023: US$338,802,242) due to its wholly-owned subsidiaries. These amounts mainly reflect intercompany loans from the Company to Xinyuan Real Estate, Ltd. While intercompany loans have no fixed payments terms, the Company has a legal enforceable right to demand payment at any time, and Xinyuan Real Estate, Ltd. has the ability to repay the outstanding balances on demand.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

In 2013, the Company also entered into a separate loan facility agreement with XIN Development Group International Inc. Pursuant to the agreement, the Company provided a loan facility to XIN Development for the period from July 1, 2013 to January 18, 2018 amounting to US$50,000,000 at 17.5% per annum. As of December 31, 2024, the Company had US$116,656,089 (2023: US$116,656,089), including accrued interest of US$67,554,210 (2023: US$67,554,210), due from XIN Development under this loan facility.

(c)         Commitments

Except for those disclosed in the Company’s condensed financial information, the Company does not have significant commitments or long-term obligations as of the period end presented.